FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 12, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	INTEGRATED REPORT 2019

# INTEGRATED REPORT
# 2019

# CONTENTS

# 1. INTRODUCTION

**IN THIS CHAPTER**

# FOREWORD

GRI 102-45, 102-46, 102-49, 102-50, 102-51, 102-53, 102-54, 102-55

## Welcome to the *2019 BRF Integrated Report*

This report reviews our financial and non-financial results – including our performance on environmental, social and governance (ESG) issues – for year 2019 as part of our commitment to accountability around our value creation and impact at a global scale.

The report is structured into topics deemed material by our stakeholders, as identified in a new materiality process conducted during the year. This report has been prepared in accordance with the GRI Standards: Core option and guidelines issued by the International Integrated Reporting Council (IIRC) and the Brazilian Association of Listed Companies (ABRASCA). The information in the report is also consistent with our Financial Statements and other market filings. Our previous report was published in 2019 (for financial year 2018).

Significant topics addressed in the report include BRF's turnaround into profit as we implemented our restructuring plan; our supplier management practices; the way have supported the safety and well-being of stakeholders in our supply chain; and our progress in implementing practices and projects under our core commitments: Integrity, Quality and Safety.

In "Essence", we describe BRF's set of core values, our governance and management model, and the way we do business. In "Strategy", we describe our approach to long-term planning, including investments, opportunities, risks and sustainability practices. The chapter "Results" summarizes how we have created value from the perspective of our stakeholders, and the capitals we use and transform in our business activities.

For further details on the scope, methodology and assurance of the information in this report, refer to the section "About This Report". For financial information and indicators, view our earnings releases at https://ri.brf-global.com/en/ and our Financial Statements (*scan the QR Code below*).

We hope you enjoy reading our report!

Scan to view our Financial Statements

## IIRC Capitals and SDGs

Throughout the report, the IIRC Capitals and the United Nations (UN) Sustainable Development Goals (SDGs) relevant to each chapter are flagged by the following icons:

### CAPITALS


SOCIAL AND RELATIONSHIP CAPITAL
NATURAL CAPITAL
HUMAN CAPITAL
INTELLECTUAL CAPITAL
FINANCIAL AND BUILT CAPITAL
MANUFACTURED CAPITAL

### SUSTAINABLE DEVELOPMENT GOALS



# MESSAGE FROM OUR LEADERSHIP GRI 102-14, 102-15

In 2019 we completed a successful turnaround and further evolved our organizational culture – the BRF Essence – while continuing to deliver on our commitment to Integrity, Safety and Quality. We are also proud to have been reinstated to the B3 Corporate Sustainability Index (ISE) in the year

As we entered into 2019, we embarked on a journey to lift BRF back to performance levels consistent with our potential to generate results and shared value. We initiated execution of a Strategic Plan to reverse a downward trend in our margins and deliver on the goals we had set for the year: achieve operating excellence while building a high-performance organization.

During the year, we grew stronger as a team by increasing leadership stability and implementing initiatives to develop our people and reduce turnover. We implemented structuring programs to enhance our management model, we improved employee understanding of our organizational culture – the BRF Essence – and put into practice our three uncompromising commitments: Safety, Quality and Integrity. We completed our disinvestment plan and executed our Strategic Plan with discipline.

This enabled us to accelerate results and achieve an important turnaround. BRF went from a net loss from continuing operations of R$ 2.1 billion (a total net loss of R$ 4.5 billion) in 2018 to net income from continuing operations of R$ 1.2 billion (total net income of R$ 297 million) in 2019. We accelerated a significant reduction of our net financial leverage to 2.50x from 5.12x[1] in December 2018. Our combined results have made BRF better poised at year-end for future challenges, opportunities and leadership in a context of consolidation and growth. **GRI 102-5**.

At BRF, we recognize that the success of the business hinges to a great degree on how capable we are of working together and each of

1 As adjusted. Not including adjustments, net leverage was 5.97x in 4Q18.

“Our team researches consumer interests, preferences and habits to help develop new products”

us doing our best for the Company as a whole. Indeed, interdependence is an essential part of sustainably managing such as dynamic, extensive and complex value chain as ours. Our results have been thanks to the efforts of the BRF team: a workforce of more than 90,000 employees of 98 different nationalities, working with around 9,500 integrated outgrowers and more than 30,000 suppliers. **GRI 102-7.**

Our team, working with other external stakeholders, helped to build the BRF Essence, which articulates our beliefs, our purpose, and the commitments and principles that guide our actions, underpinned by our passion for food. We have a shared purpose of supplying increasingly high-quality, tasty and practical food products to people around the world. We achieve this through sustainable management that fulfills our purpose of making life better for everyone, from farm to dinner table. In 2019 we produced 4.2 million metric tons of food products in more than 130 countries, and our brands were present in millions of homes. **GRI 102-1, 102-2, 102-4,102-6.**

These figures give a sense of our scale and global impact. We are proud to have again been named in 2019 to the B3 Corporate Sustainability Index (ISE), which recognizes good practices and helps investors to target investments to corporations that practice social and environmental responsibility. We are currently the only company in our industry in the ISE.

We revisited our materiality matrix – a list of our most material business issues and their impacts – and made further progress on our animal welfare, environmental efficiency and people development programs. As part of these efforts, we also implemented strategic partnerships with the World Wide Fund for Nature (WWF) to support the sustainable management of our grain supply chain, and with the Global Compact to connect BRF with international initiatives in support of the Sustainable Development Goals (SDGs).

We delivered further on our three commitments – on safety, quality and integrity – with significant results. In Integrity, we invested attention and resources in initiatives to enhance and expand the reach of the BRF Integrity System, including visits and training at more than 40 locations and efforts to strengthen our Integrity Ambassadors program, which currently has more than 160 integrity champions. In total, 99.8% of our workforce received training on the BRF Transparency Manual and more than 19,000 employees were trained on our Integrity Policies, including our Anti-bribery and Conflict of Interests policies.

In health and safety, our global injury frequency rate declined by 45.4% compared to 2018.

As a result of efforts on Quality, customer complaints decreased by 22% for exported products and 26% for frozen products, while our customer service NPS (*net promoter score*) rose to 75, a level considered “world-class”. We secured 25 additional licenses in 2019 for exports to 11 countries, expanding our markets and business opportunities.

Another significant development was our decision to invest approximately US$ 120 million in a new processing facility in Saudi Arabia, with a goal of expanding our operations in the region and strengthening our position as leaders in the Halal market.

BRF’s history reveals our innovative DNA as a company whose brands – including our flagship brands Sadia, Perdigão and Qualy – are responsive to the changing eating habits of millions of consumers. We cater to different consumer profiles and are focused on serving them well. Our team researches consumer interests, preferences and habits to help develop new products, such as plant-based product lines like the hamburger patty range we launched in 2020.

We progressed further toward industry 4.0 with the implementation of new farm, plant and logistics technology. We learned in practice how achieving increased plant efficiency requires a real-time view of the end-to-end

production process. The benefits from this initiative have included better utilization of raw materials, higher plant efficiency and reduced operating costs. The new technology, as part of BRF's digital transformation strategy, was also implemented at a third of our integrated outgrowers in 2019.

We have continued to monitor technology trends in Brazil and globally. Internally, we launched a program, called "Innovation Scouts" (*Olheiros de Inovação*), that generated approximately 1,000 product ideas for our portfolio. We have also collaborated with institutions in mapping and identifying technologies with the potential to impact our value chain or create opportunities for BRF to enter new segments. In addition, we have further expanded our open innovation model. In 2019 alone, we engaged more than 80 startups with the launch of brfHub, a global platform for connecting to startups.

A successful business strategy, improvements to our management model, implementation of process standardization programs – including our Operating Excellence System (OES) and +*Excelência* – and people development projects, and the recognition we have received for our social and environmental practices, have made 2019 a year of positive change for BRF. We are continuously evolving with confidence and humility, strengthening our belief that a better future for all increasingly hinges on access to high-quality food.

We would like to thank our Board of Directors, shareholders, employees, outgrowers, suppliers, partners, customers, communities and consumers for being with us on our journey to making BRF a globally admired, increasingly efficient, sustainable and profitable company that shares the benefits with stakeholders. This report also presents our plans for the future and extends an invitation for you to engage with BRF.

**Lorival Luz –** Global CEO



# COVID-19

## As one of the largest food companies in the world, we recognize that with the new coronavirus (COVID-19) pandemic our role in supplying food products to thousands of households worldwide has become even more essential

The new coronavirus (COVID-19) has created additional challenges for the organization whose consequences could have effects on our results of operations. However, we will continue to operate as planned to ensure a sustained and sufficient food supply to meet demand, while also working to protect the health and safety of people in our supply chain and their families.

We have developed plans for employee protection and business continuity that conform to the protocols recommended by the World Health Organization (WHO) and other authorities in the countries where we operate. As soon as the outbreak began in January 2020, we instituted a Permanent Multidisciplinary Committee comprising Company executives and subject-matter experts, including experts in infectious diseases, to monitor developments in real time at a global level and support the Company in taking informed, yet agile decisions.

We developed contingency plans across all functions with a focus on business continuity and protecting our people. As part of these efforts we implemented initiatives such as *Dr. BRF*, a 24/7 telephone channel offering free medical advice to employees and their families, suppliers and outgrowers. We also ran an internal campaign to increase awareness about do's and don'ts to help prevent the spread of the virus, information on what to do if infection is suspected, and general tips about health and well-being.

We implemented working from home for office activities and postponed travel; people in the risk group were put on leave; employees struggling to care for their children due to school closures were allowed to go on vacation; and we accelerated the annual flu vaccination campaign for all employees.

At all our production units and distribution centers, we restricted access to visitors; we enhanced hygiene procedures in areas such as change rooms and cafeterias and for employee shuttle vehicles; we created floor markings indicating minimum distances in common areas to avoid crowding; and employees underwent temperature screening at plant entrances. We also implemented awareness and prevention procedures for drivers and integrated outgrowers, as well as other initiatives.

In an effort to address social issues stemming from the pandemic, we have implemented a number of initiatives through the BRF Institute, which have included donating Company-produced food and medical supplies and setting up local facilities in the communities where we operate to support the COVID-19 response.

We are also monitoring, analyzing and projecting the present and future impacts of the pandemic on consumer profiles and patterns in Brazil and globally to inform any necessary adjustments by our leadership to our plans to ensure we continue to wow our consumers and customers around the world through Innovation, Quality and Safety in our products and services.

We recognize the leadership role we have to play and have engaged in disseminating good practices and meaningful information about how to cope during the pandemic. We have a dedicated page on our website with information on our initiatives (QR Code) and have supported efforts by the UN Global Compact in uniting business to respond to the COVID-19 outbreak. For further details, read our Form 20-F.

Scan the QR Code to learn more

# 2019 AT A GLANCE

We returned to the
**Brazilian Stock Exchange (B3) Corporate Sustainability Index (ISE)**

We derived
**3% of domestic market revenue from innovation.**
By 2023 that figure will rise to 10%.

Our brands are present in
**89% of homes**

**We embedded**
Industry 4.0 in our digital transformation strategy

**Preferred brands:**
#1 Qualy I #2 Sadia I #3 Perdigão
with **Sadia** ranking as Brazil's most valuable brand

Our foreign-market sales totaled approximately
**R$14.9 billion**
or approximately
**1.9 million** metric tons

We have a
**roughly 12%**
share of the global market for chicken protein

We announced investments of approximately
**US$ 120 million**
in a new processing plant in Saudi Arabia

We launched
**132 projects** with
**233 new SKUs**
(items) developed.
Of these, 136 were for Brazil and 97 were for global markets

# 2019 AT A GLANCE

**1,976,044 hours of training**
on technical and behavioral skills as well as aspects such as safety, health, integrity, ethics and sustainability

More than
**99.8% of employees**
trained on our Transparency Manual

We have a goal of sourcing more than
**30% of our electricity**
from Company-owned wind and solar sources

**Banvit: the #1**
brand in Turkey (39%)

**100%**
of our plants underwent independent audits

We invested more than
**R$ 150 million**
in initiatives to reduce environmental impact from our Brazil and global operations

**Adjusted EBITDA**
of R$ 5,317 million, **up 116%**

Gross margin of
**24.1%**

**Leverage**
down to 2.50X

**R$ 5.5 billion**
in cash

**IN THIS CHAPTER**

# 2. ESSENCE: HOW WE DO BUSINESS

## ESSENCE:

# HOW WE DO BUSINESS

We are BRF S.A., a global, 100% Brazilian-owned food company with a presence in more than 130 countries

In 2019 we celebrated our 85th anniversary. We believe that high-quality food is essential for a better life for all people. Not only what we do, but the way we do it, is guided by our purpose of making life better for everyone, from farm to dinner table.

We achieve this by offering a portfolio of tasty, practical and high-quality food products that places us as the world's leading exporter of chicken meat and Brazil's leading producer of pork and chicken. **GRI 102-1, 102-2**

We are a company with an extensive presence across the value chain, from farm to dinner table. We are headquartered in Itajaí (at Rua Jorge Tzachel, n° 475 - Santa Catarina), southeastern Brazil, and have a workforce of more than 90,000 people of 98 different nationalities, working at points of sale, 39 plants (34 of which are in Brazil), 45 distribution centers and offices in different countries. We also have partnerships with 9,500 integrated outgrowers and more than 30,000 suppliers globally. **GRI 102-7, GRI 102-3**

Our brands are among the differentiators in our business model and help to ensure we deliver consistent performance in both Brazilian and in Middle East and Asian markets. BRF's flagship brands are Sadia, Perdigão, Qualy and Banvit. Our portfolio includes frozen products, *in natura* proteins, margarines, cold cuts and lunch meats, ingredients and animal feed. BRF's diversified portfolio ensures we get the most value out of sourced animal protein and optimize results. **GRI 102-2, 102-4, 102-6**

A publicly traded company and one of the largest business conglomerates in Brazil, BRF is listed on the Brazilian (ISE B3 – BRFS3) and New York (NYSE – Level III ADRs) stock exchanges and had a market capitalization of R$ 28.6 billion at year-end 2019. In recent years we have pursued a restructuring plan to restore performance to levels consistent with the potential of the business. In 2019 these efforts reaped initial dividends: net operating revenue was R$ 33.4 billion and indebtedness decreased to 2.50x, placing us on a path of growth and consolidation in 2020. **GRI 102-5**

Our strategy is now focused on building leadership in the Brazilian market, in exports from local platforms and in international markets, which are organized into Halal and Other International Markets.

Our success in delivering this strategy is supported by the engagement of our leadership, a sense of cooperation and belonging in each employee, the commitments and principles that guide our way of doing business, and our commitment to sustainably managing our dynamic, extensive and complex value chain. We strive to effectively manage the interdependencies in our value chain, value people's diverse knowledge and development, deliver efficiency, and innovate consistently – all of which have a positive impact on performance.

# OUR GLOBAL OPERATIONS

### Globally

**5** plants

**24** distribution centers

**6,700+** direct employees

### Our strengths

Leadership in chicken protein exports, with a **12%** share of all global trade in this segment

Sadia: The retail market leader in the Gulf

Banvit: Consumers' preferred brand in Turkey

Brazil's leading exporter to Asia

- 39% of chicken exports to Japan
- 27% of pork exports to China
- 73% of Brazilian processed food exports to Africa

### In Brazil

**34** plants

**21** distribution centers

**88,028** employees

**555,000+** monthly deliveries

### Our strengths

**95%** of Brazilian municipalities served

Leadership across all product categories and in food service

**Preferred brands:**

Qualy

Sadia

Perdigão

Brazil's **most valuable brand**

Our brands are present in 89% of homes

# PORTFOLIO

We have iconic brands across a variety of product categories

### Main brands

Sadia, Qualy, Claybom, Perdigão, Banvit, Deline, Chester, Miss Daisy

### Segments

- Lunch meats and sausages
- Cold cuts
- Frozen products
- Margarines
- Marinated poultry
- *In natura*
- Animal feed
- Ingredients

# BUSINESS MODEL

Learn more about how we implement our value creation model in a way that is consistent, connected to our purpose and sustainable

## CAPITALS WE USE AND TRANSFORM

### HUMAN CAPITAL

**Talents, values and leaders**
Using our multicultural organization to advantage for the business and society

**Innovative potential**
Engaging and motivating people to rethink our business

**Safety, Quality and Integrity**
Embedding our commitments into the routines and activities of all employees and business partners

### SOCIAL AND RELATIONSHIP CAPITAL

**Consumer trust**
Providing access to healthy food products

**Value chain**
Leveraging our integrated outgrowers' expertise and knowledge in building a high-quality, global operation

**Community relations**
Generating positive impacts through "BRF Communities" on our surrounding rural and urban communities

### INTELLECTUAL CAPITAL

**Branding**
Strengthening our reputation and building leadership across product categories and geographies

**Science and technology for industry**
Tapping into new knowledge, building collaborations and expanding business productivity and connectivity

### NATURAL CAPITAL

**Natural resources**
Rising to the challenge of using water and energy resources responsibly and efficiently, and managing emissions and waste

**Animal welfare**
Fostering an ethical and responsible livestock value chain

### MANUFACTURED CAPITAL

**Geographies and capillarity**
Using our manufacturing assets to deliver products in more than 130 countries

**Logistics and distribution**
Building efficient networks that deliver BRF levels of service both in Brazil and globally

## OUR BELIEFS

**BELIEF**
A better future for everyone depends on an increasing supply of high-quality food

**PROPOSE:**
A BETTER LIFE
Supplying increasingly high-quality, tasty and practical food products to people around the world. We achieve this by sustainably managing a dynamic, extensive and complex value chain that helps to make life better for everyone, from farm to dinner table.

## OUR DELIVERY

**Progress and development** for the Company and our partners

- Developing knowledge and technology to transform the food industry – for the better
- Environmental and social investment consistent with our business and its complexity
- Measurable social impact from community initiatives and actions
- Economic and business-management benefits for integrated outgrowers and suppliers

**High-quality, tasty** practical and innovative Products

- Strong brands recognized as partners in consumers' day-to-day lives
- *In natura* and processed foods that are safe and uniquely tasty
- Taking multiculturalism and diversity beyond talk and into products reaching consumers
- A continually renovated portfolio that is responsive to societal trends and consumer patterns

**Long-term value creation** that is consistent and aligned with our purpose

- Financial returns to shareholders and investors
- Sustained and consistent business performance delivering security and stability to all stakeholders
- Global food industry leadership
- Using industrial assets efficiently, with a focus on excellence

LEARN ABOUT

# OUR VALUE CHAIN

## Key Facts

**We continuously innovate** in our farm and processing operations, with a special focus on product safety and traceability

We work to improve our natural resource efficiency, effectively manage GHG emissions, and **reduce social and environmental impacts**



**Premium**
raw materials
33.1 mn
head of poultry*
**Genetically selected**
parent stock for breeding
191,000
head of swine*
**End-to-end**
supply chain monitored against social and environmental criteria
brf
More than 90,000 employees
form our global workforce
**Products for everyday life**
Our portfolio comprises more than 4,000 products (SKUs)
**BRF Institute**
Projects and committees have enhanced our social impact on communities
SUPERMERCADO
*WEEKLY PRODUCTION

### ANIMAL FEED

**9.5 mn metric tons**
of **highly nutritional** animal feed produced at **24 plants**

**Grains**
We source selected grains, meal and oils as raw materials to feed our **poultry and hogs**

### FARMS & OUTGROWERS

**Synergy**
We have approximately **9,500 integrated outgrowers** producing 1.7 billion broilers and 9.6 million hogs per year

**Guidelines**
Our **943 farms and 32 hatcheries** conform to stringent safety, quality, animal welfare and environmental standards

### PROCESSING FACILITIES

**Plants**
We have a total of **39 plants**, 34 in Brazil

**Quality**
Routine (internal and independent) audits assess our end-to-end supply chain for compliance with **international health and safety standards**

### DISTRIBUTION CENTER

**Logistics**
We have **45 logistic centers** and partners

**Controls**
For quality assurance, **stringent controls** are in place across the value chain

### GLOBAL OPERATIONS

**Around the World**
We supply products to more than **130 countries** from Brazil and from local operations

**Exports**
We are the leading exporter of chicken meat, with a **12% share of global trade in poultry products**

### RETAIL & CONSUMERS

**Production**
We produce and market **4 million metric tons of food products** every year

**Strong Brands**
We have premium household brands such as Sadia, Brazil's most valuable food brand, and are national **market leaders in food service**

# OUR CULTURE GRI 102-16

## Over the years we have built a culture that is both strong and diverse, as embodied in the BRF way of doing business

Today, as a global food company with a workforce comprising nearly 100 nationalities, we recognize the challenge of walking the talk and building a model that is applied in each action, by each team and in every activity across the business.

Year 2019 was particularly significant in this respect. In a collaborative, nine-month effort involving approximately 300 people, we revisited our foundations to articulate BRF's essence – our belief, purpose, commitments, principles and passion. BRF's entire leadership team, including the Board of Directors and Executive Committee, participated in this journey.

In October we shared the results with managers and directors; in 2020 we will disseminate our newly articulated essence as part of an effort to strengthen our organizational culture. Through it, we will reinforce our passion for food and our commitment to ethics, excellence, quality and the well-being of consumers, employees, partners and communities.


brf

# OUR ESSENCE

## BELIEF

A better future for everyone requires ever more quality food.

## PURPOSE

# A Better Life

To offer increasingly tasty and practical quality food, for people in the whole world.

We'll do this through the sustainable management of a live, long and complex supply chain that offers a better life to all, from farm to table.

## COMMITMENTS

Safety | Quality | Integrity

## PRINCIPLES

### People
- Evolution through knowledge
- Enrichment through diversity
- Honest and respectful relationships

### Interdependence
- The whole and its parts
- Supply and demand
- Short and long-term

### Results
- Excellence always
- Efficiency and innovation
- Above the line and sustainable attitudes

## PASSION

Passionate about working with food.

## BRF'S COMMITMENT: OUR EVOLUTION GRI 102-16

After a period fraught with challenges – including the deterioration of our financial results, a significant increase in leverage and the Company being implicated in police investigations – we have responded with a sense of transparency and humility, revisiting processes, strengthening internal controls, and establishing a set of uncompromising commitments that translate our beliefs on ethics, compliance and responsible business.

These "BRF Commitments" were outlined in 2018 as part of the restructuring process, and represent principles on which we will never compromise under any circumstances in our actions and decisions: Safety, Quality and Integrity. In 2019 we achieved significant results that confirm these principles have been embedded in our practices at BRF (*see opposite*).

# OUR EFFORTS CARRY OUR BRAND

## INTEGRITY

Integrity is a daily exercise. We believe that disseminating a culture of ethics and transparency is essential to our competitiveness and long-term sustainability. We promote diversity, fair and equitable business and a zero-tolerance stance against harassment, discrimination or misconduct in all markets where we operate.

Progress in 2019

**99.8%** of employees trained on our Transparency Manual

**10,000+** employees trained on our Integrity Policies at 47 sites

**160+** Integrity Champions

## SAFETY

We have a workforce of more than 90,000 people working on a daily basis at our slaughtering facilities, offices, plants and logistics centers in Brazil and globally. We operate safely across the end-to-end supply chain and work to ensure the physical and mental integrity and well-being of all business partners and employees.

Progress in 2019

**14%** reduction in lost-time injuries

**57%** reduction in injury severity rates

**Implemented** on-board technology such as telemetry and fatigue monitoring on commuting and cargo vehicles

## QUALITY

"Quality in everything we do", from farm to point-of-sale, has long been a motto at BRF. We adhere to Brazilian and international standards and widely recognized certification requirements, and exercise stringent process control to ensure we offer healthy, safe and risk-free products to end consumers.

Progress in 2019

**17%** fewer complaints about exported products

**75** Net Promoter Score (NPS) – in the "world-class" zone

# GOVERNANCE, MANAGEMENT AND LEADERSHIP

## Consistent results depend on a skillful and engaged leadership team that embraces our values

BRF S.A. is recognized as a company with strong brands that are present in the day-to-day lives of millions of people in Brazil and around the world.

We are a publicly traded company and are committed to best-practice corporate governance. Our shares have been listed in the *Novo Mercado* segment of the São Paulo Stock Exchange (B3) since 2006. *Novo Mercado* listing rules establish a number of enhanced requirements, including the requirement to appoint independent members to the Board of Directors, implement certain committees and boards, adopt policies on specific topics (conflict of interests, disclosures, insider trading and related-party transactions), and defend minority shareholder rights.

Our listing on the New York Stock Exchange also requires that we prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) and maintain Internal Control Over Financial Reporting (ICFR) in accordance with the Sarbanes-Oxley (SOx) Act.

We are challenged to ensure that the members of our governance bodies are aligned with best practices in transparency, integrity and corporate responsibility, and have a sense of Company pride. Two years ago, we began building a new governance framework to strengthen our leadership and ensure greater consistency and stability in business planning.

A key governance development in 2019 was our leadership transition with Pedro Parente transferring his role as Global CEO to Lorival Luz, who stepped up from his previous position as global chief operating officer (Global COO). During his time as CEO, Parente led the successful design of BRF's turnaround strategy, and his exit has been planned since the previous year. Lorival Luz has more than two decades of experience with companies in the financial, education, energy and manufacturing industries, and has been with BRF since 2017 in the roles of Vice President for Finance and Investor Relations and Global COO.


BRF has been listed on B3 *Novo Mercado* since 2006
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# GOVERNANCE STRUCTURE

**GRI 102-18, 102-19, 102-20, 102-22, 102-23, 102-24, 102-26, 102,27, 102-28, 102-28, 102-29**

Our principal governance bodies are the General Shareholders' Meeting, the Board of Directors, the Board's advisory committees, the Fiscal Council and the Executive Board.

We rely on our leaders – those responsible for decision-making processes from strategy design to execution and delivery – to preserve our reputation into the future

## GENERAL SHAREHOLDERS' MEETING

Role:
as BRF's highest governance body, Ordinary and Extraordinary Shareholders' Meetings validate and decide on significant corporate matters.

Meetings in 2019:
1 ordinary and 1 extraordinary.

## BOARD OF DIRECTORS

Members:
10, including 8 independent members

Role:
set Company strategy, approve the annual budget, review the annual financial statements and submit them to the Shareholders' Meeting for approval, exercise oversight of the Executive Board in implementing Board decisions.

Meetings in 2019: 37

Appointed by:
General Shareholders' Meeting

Member selection criteria:
impeccable reputation; high ethical standards; expertise in finance, governance and the food industry; no conflicts of interest


BOARD OF DIRECTORS
Date appointed: April 26, 2018
PEDRO PARENTE
CHAIRMAN
AUGUSTO MARQUES DA CRUZ FILHO
INDEPENDENT VICE CHAIRMAN
WALTER MALIENI JR.
MEMBERS
DAN IOSCHPE
INDEPENDENT MEMBER
ROBERTO RODRIGUES
INDEPENDENT MEMBER
FLAVIA BUARQUE DE ALMEIDA
INDEPENDENT MEMBER
ROBERTO ANTÔNIO MENDES
INDEPENDENT MEMBER
FRANCISCO PETROS
INDEPENDENT MEMBER
LUIZ FERNANDO FURLAN
INDEPENDENT MEMBER
JOSÉ LUIZ OSÓRIO DE ALMEIDA FILHO
INDEPENDENT MEMBER

## FISCAL COUNCIL

Members: 3

Role:
exercises oversight of management activities, including financial reporting

Meetings in 2019: 11

Appointed by:
General Shareholders' Meeting

Member selection criteria:
knowledge of finances, analysis of financial reporting, and impeccable reputation



**ANDRÉ VICENTINI**
INDEPENDENT MEMBER



**ATTILIO GUASPARI**
CHAIRMAN



**MARIA PAULA SOARES ARANHA**
INDEPENDENT MEMBER

Date appointed:
Monday, April 29, 2019

## EXECUTIVE BOARD

Members:
10, including 8 statutory members

Role:
lead the business in line with strategic guidance outlined by the Board of Directors

Meetings in 2019: 39

Appointed by:
CEO or Board of Directors

Member selection criteria:
impeccable reputation; high ethical standards; expertise in finance, governance and the food industry; no conflicts of interest



**LORIVAL LUZ**
GLOBAL CEO



**CARLOS ALBERTO BEZERRA DE MOURA**
CFO AND INVESTOR RELATIONS OFFICER



**VINÍCIUS BARBOSA**
OPERATIONS & SOURCING



**SIDNEY ROGÉRIO MANZARO**
BRAZIL



**PATRÍCIO ROHNER**
INTERNATIONAL MARKETS



**ALESSANDRO ROSA BONORINO**
HUMAN RESOURCES & SHARED SERVICES



**RUBENS FERNANDES PEREIRA**
STRATEGY, MANAGEMENT & INNOVATION



**LEONARDO CAMPO DALLORTO**
INTEGRATED PLANNING & LOGISTICS



**NEIL HAMILTON DOS GUIMARÃES PEIXOTO JUNIOR**
QUALITY, R&D & SUSTAINABILITY



**BRUNO MACHADO FERLA**
INSTITUTIONAL, LEGAL, COMPLIANCE & CORPORATE GOVERNANCE

## ADVISORY COMMITTEES

**GRI 102-35, 102-18**

### Audit & Integrity

Responsibility:
Oversee the activities of the Internal Audit, Compliance, Risk and independent audit functions; review quarterly and annual financial information and monitor related-party transactions; and assess ethics and integrity compliance, including significant cases reported via our Transparency Channel.

Meetings in 2019: 18

Members:
Fernando Maida Dallacqua (independent member), Francisco Petros Oliveira Lima Papathanasiadis, Roberto Antonio Mendes, Thomás Tosta de Sá (independent member), Walter Malieni Jr.

### People, Governance, Organization & Culture

Responsibility:
Review compensation, performance assessment and succession policies and formulate BRF's values and culture.

Meetings in 2019: 19

Members:
Augusto Marques da Cruz Filho, Dan Ioschpe, Roberto Rodrigues.

### Finance and Risk Management

Responsibility:
Review quarterly and annual financial information and assess potential financial and M&A transactions; assess, validate and document risks.

Meetings in 2019: 10

Members:
Dan Ioschpe, Francisco Petros Oliveira Lima Papathanasiadis, Manoel Cordeiro Silva Filho (independent member), Roberto Antonio Mendes, Walter Malieni Jr.

### Quality & Sustainability

Responsibility:
Review social, environmental and quality matters related to our business model, including market instruments, standards, certifications and policies.

Meetings in 2019: 6

Members:
José Luiz Osório, Luiz Furlan, Roberto Rodrigues.

# ETHICS AND COMPLIANCE

**GRI 102-16, 103-2, 103-3 | 205, 205-2, 103-2, 103-3 |206 , 103-2, 103-3 | 419**

## Our Integrity System ensures our culture is aligned with the principles of transparency and corporate responsibility

Ethics and integrity are a guiding principle at BRF, as is compliance with applicable local and foreign laws and regulations in our business conduct and in our dealings with stakeholders, whether public or private. We believe that disseminating a culture of ethics, transparency and best practice is essential to our competitiveness and long-term sustainability.

As a company present in more than 130 countries and listed on the São Paulo and New York stock exchanges, we are subject to the anti-bribery legislation, regulations and standards of multiple jurisdictions. We also observe the listing rules of the stock exchanges on which we are listed, including the rules established by the Brazilian Securities Commission (CVM), B3, the U.S. Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE) and the Sarbanes-Oxley (SOx) Act.

The BRF Integrity System rules, under the oversight of the Compliance function, are mandatory for all employees, from senior management (Board of Directors and advisory committees) to the factory floor. Working with the Internal Audit, Risk and Internal Controls functions, the Compliance department disseminates a culture of ethics and integrity, internal controls and risk management in all internal and external business dealings.

The BRF Integrity System is preventively oriented and has been developed in accordance with Brazilian and international best practice in compliance. Applying to all employees, business partners and other stakeholders doing business with us, the system has eight pillars that form a virtuous cycle of continual improvement and help to respond effectively and nimbly to business needs. Tone from the Top, as part of a transformational leadership approach, is at the core of the System and ensures it is effectively enforced with wide and visible support for activities within each pillar:

1. **Compliance risk detection and mitigation:** Senior management is responsible for identifying and mitigating all risks as described in the relevant chapter of this report. Assess-

ments specifically for Compliance issues are conducted regularly in accordance with the procedures in place at our Global Risk Department, and *ad hoc* assessments are conducted whenever a specific risk is identified through investigations or assessments by the Compliance Department. Our Integrity System, and other pillars described in this section, are regularly assessed for the level of exposure to identified risks.

2. **A global structure suited for the level of risk**: the Compliance department is a corporate, global team responsible for formulating local and global policies and guidelines. Reporting to the Vice President for Institutional, Legal & Compliance Affairs, and independently reporting to the Transparency Committee and Audit & Integrity Committee, the Compliance department has been upstaffed in recent years and now has a highly capillary and robust structure for managing risks and enhancing policies and controls. The department currently has 23 staff with broad-ranging expertise, based in São Paulo, Curitiba, Itajaí, Dubai and Istambul, as well as focal points in the different regions and countries where we operate.

3. **Global policies and procedures:** BRF's Transparency Manual is our primary source of guidance for employees on behaviors that are expected in conducting business. It addresses issues such as human rights, anti-bribery, antitrust, sustainable development and standards of ethical behavior in general. The Transparency Manual is available on BRF's internal network and official website in three languages (Portuguese, English and Spanish), and has been locally translated into another eight languages (Arabic, Burmese, Cambodian, French, Dutch, Lao, Thai and Turkish). Alongside the Transparency Manual, BRF has other internal policies and standards relating to our Integrity System. These policies and standards, which were updated and republished in 2019, establish guidance for employees and business partners in support of initiatives implemented by the Compliance department. Our more than 20 published policies and standards include the following: Anti-bribery Policy; Conflict of Interest Policy; Donation and Sponsorship Policy; Gift and Hospitality Policy; Anti-Money Laundering and Terrorist Financing Policy; M&A Policy; Antitrust Policy; Hosting Delegations and Missions Policy; Transparency Channel Reporting Policy; Related Party Transactions Policy; Institutional Relations Policy; Public Tendering and Contracting Policy; Business Partner Due Diligence Policy; Business Partner Code of Conduct; Elections Policy.

4. **Training and communication:** New policies and guidelines are disseminated through internal communications campaigns using a variety of channels, including events, email, banners, posters and videos. Employees around the world also receive classroom-based and online training that is appropriate to the audience and the risks involved in their activities. In 2019 all members of senior management and directors received in-person training on our integrity policies, and more than 10,000 employees received training during Compliance team visits to 47 manufacturing sites, sales branches and distribution centers. In 2019 an Online Integrity Series was launched during the second half of the year on BRF Academy, our digital training platform, with more than 19,000 employees receiving training on our key Integrity System policies.

5. **Business partner due diligence:** before entering into certain contracts, the Compliance department conducts a due diligence process that includes automated searches of media reports, legal proceedings and official blacklists. This helps to identify potential corruption and fraud issues that could create exposure for BRF. For potential mergers and acquisitions (M&A), due diligence is also conducted to identify potential risks for corruption and fraud. As these procedures have continued to mature, in 2019 we worked to reduce the time taken to respond to client departments, ensuring that business needs are met, while increasing the scope of due diligence to reach a total of more than 12,000 third-party due diligence procedures in the year, covering both new business partners and existing contracts.

6. **Digital controls and agile monitoring that is responsive to business dynamics:** BRF's operations are continually monitored for compliance with applicable laws, policies and internal guidelines through internal controls assessments, audits and transactional tests, in collaboration with other departments and the external audit. Appropriate controls are in place that are monitored by the Compliance department, are consistent in design with the level of risk of each transaction, and are implemented efficiently with minimal negative impact on transactions.

7. **Misconduct detection and remediation:** BRF's Transparency Channel, a whistleblowing hotline available to employees and exter-

**10,000+**
employees attended in-person training on our integrity policies

nal stakeholders, helps us to detect potential misconduct. Reports are investigated by an internal team and appropriate action and disciplinary measures are taken. The Channel is managed by a third-party, independent firm to ensure that reports are kept anonymous and confidential.

8. **External engagement and sharing best practices:** in addition to its internal activities, the Compliance department works continually to collaborate with key initiatives against corruption in Brazil. We have actively participated in initiatives such as the UN Global Compact, the International Chamber of Commerce (ICC), Legal, Ethics & Compliance (LEC) and the Pact for Sports, as well as a wide range of forums organized by non-government organizations and private companies across different industries, where we have shared best practices in combatting public and private corruption.

The eight pillars in the BRF Integrity System undergo internal and independent assessments to identify areas for improvement and compliance risks for the Company. Indicators such as how effectively we have disseminated, and the number of employees who have been trained on, our standards and guidance; the number of third-party due diligence procedures we have conducted; and how effectively we respond to internal and external clients and concerns reported through the Transparency Channel, are monitored on a weekly basis to identify sensitive or controversial situations, risks and issues.

Our Integrity System design and conformity to the Sarbanes-Oxley (SOx) Act are also assessed on a quarterly basis by independent auditors, together with our financial statements.

Several initiatives are planned for 2020 to improve our Integrity System, including implementation of digital solutions for risk analysis, internal queries, employee communications and training, as well as improvement across the eight pillars at an international level and a reformulation of our Transparency Manual. **GRI 205-1**

**BRF regularly supports initiatives that often involve government agencies, including regional festivities and humanitarian aid in response to disasters.**

In 2019, we supported 12 initiatives directly or indirectly involving government agencies, contributing a total of R$ 700,000.00. These initiatives included Expo Videira and Expo Concórdia, two traditional fairs in the cities of Videira and Concórdia, which annually bring together local farmers, workers and customers. BRF also supported the state of Minas Gerais with donated food products for cities affected by floods.


Global Structure according to Risk Exposure
Global Policies and Procedures
Compliance related Risk Assessment
Training, communication and engagement
Management
Transformation
External engagement and best practice sharing
Continuous Business Partners Monitoring
Detection and remediation
Agile digital monitoring



## AWARENESS RAISING AND COMMUNICATION

**GRI 102-43, 102-44**

Employees and business partners were engaged in awareness initiatives on different fronts, including communications campaigns to disseminate our updated Business Partner Code of Conduct and our Transparency Manual, Transparency Channel and Integrity System Policies. Publications on corporate integrity policies were extensively communicated through online and printed notices posted at our manufacturing sites, distribution centers and other BRF locations. Corporate emails were also sent to office employees in Brazil and at international locations, ensuring that all 90,000 direct employees, as well as indirect employees, were reached.

Content is also disseminated and posted by our Integrity Ambassadors, who are present at virtually all BRF locations. In this program, which was launched in 2018 and further strengthened in 2019, employees at strategic business functions help to implement and improve our Integrity System and disseminate a culture of ethics and best practice across the Company.

## TRANSPARENCY CHANNEL

**GRI 102-17, 102-33, 102-34**

The BRF Transparency Channel captures reports on suspected violations of our Transparency Manual, policies or laws and regulations. The channel can be contacted by phone in Brazil and in other locations (South Africa, Austria, Chile, China, Singapore, the United Arab Emirates, Japan, Kuwait, Oman, Qatar, Saudi Arabia and Turkey) and globally via our website, by all employees, suppliers, customers and other stakeholders. Transparency Channel indicators and significant cases are periodically reported to the Audit and Integrity Committee, a body advising the Board of Directors.

Whistleblowers can report concerns anonymously if they so choose, either online, by email or by telephone. All cases are investigated directly by the relevant departments, such as the Compliance, Human Resources or Loss Prevention functions, as applicable. Any reports relating to senior management or the Compliance department are addressed by the Audit & Integrity Committee.

In 2019 the number of Transparency Channel reports increased significantly and user confidence improved as a result of a massive campaign to disseminate the system. This has helped to strengthen our culture of integrity. More than 1,700 reports were received about suspected violations of Company standards and rules. All were adequately addressed by the departments responsible for investigating them.

Transparency Channel reports provide crucial inputs into process improvements and risk mitigation. In January 2020, BRF rolled out a new reporting channel with improved features such as bilingual support from specialist agents, a more user-friendly interface and enhanced information security.
Brazil: http://integridade.brf.com
Global: http://compliance.brf.com

# TRAINING

**GRI 103-2, 103-3 | 404**

In 2019, 99.8% of our employees and 100% of senior leadership received training on the BRF Transparency Manual and other Integrity System policies. This included online training and more than 200 classroom training sessions at 47 locations, involving more than 10,000 employees.

**19,000**
employees trained with our online integrity series

## MANAGEMENT POLICIES GRI 102-25

In 2019 we made significant progress in developing corporate policies and standards for both local and global markets, with a total of 20 internal and external documents published. We also revisited institutional policies, including our Conflict of Interests, Anti-bribery and Whistleblowing policies, and strengthened controls in response to increased exposure to compliance risks. Going forward, we have a goal of aligning our culture with the legal and regulatory frameworks of markets in which we plan to grow, while maintaining high standards of team engagement around ethics and integrity.

**EMPLOYEES TRAINED ON ANTI-BRIBERY POLICIES*** GRI 205-2

| Employee category | Employees | 2018 | 2019 |
|---|---|---|---|
| Directors | Total number of employees | 70 | 74 |
| | Total number of employees who have been trained | 63 | 74 |
| | Percentage of employees who have been trained (%) | 90% | 100% |
| Managers | Total number of employees | 675 | 547 |
| | Total number of employees who have been trained | 627 | 547 |
| | Percentage of employees who have been trained (%) | 93% | 100% |
| Supervisors and Coordinators | Total number of employees | 2,894 | 2,706 |
| | Total number of employees who have been trained | 2,785 | 2,695 |
| | Percentage of employees who have been trained (%) | 96% | 99.59% |

*Total number of active employees as of 11/30/2019, excluding terminated employees. See page 25 for content about awareness raising and communications.

Scan the QR Code to view our policies



**EMPLOYEES TRAINED ON ANTI-BRIBERY POLICIES*** GRI 205-2

| Employee category | Employees | 2018 | 2019 |
|---|---|---|---|
| Administrative | Total number of employees | 20,387 | 18,122 |
| | Total number of employees who have been trained | 19,587 | 17,997 |
| | Percentage of employees who have been trained (%) | 96% | 99.31% |
| Operational | Total number of employees | 77,582 | 66,380 |
| | Total number of employees who have been trained | 75,477 | 66,332 |
| | Percentage of employees who have been trained (%) | 97% | 99.93% |
| TOTAL | Total number of employees | 101,608 | 87,829* |
| | Total number of employees who have been trained | 98,539 | 87,645 |
| | Percentage of employees who have been trained (%) | 97% | 99.79% |

* Training subjects depend on the target audience. Operational employees are trained on the Transparency Manual based on the BRF Training Matrix. Administrative employees include administrative and sales staff, apprentices, interns and extension technicians. Coordinators include supervisors, specialists, coordinators and technical consultants. All office employees received communications about the Integrity System and compliance policies.
* "Supervisors/Coordinators" also includes specialists and technicians. "Administrative" also includes interns, apprentices, extension technicians and sales staff.
* Total number of active employees as of 11/30/2019, excluding terminated employees. See page 25 for content about awareness raising and communications.

# SUPPLY CHAIN STEWARDSHIP

As well as maintaining close oversight of our employees, teams and markets, we require our business partners to fully comply with applicable laws, regulations, policies and standards. As part of the onboarding process, the Compliance department conducts due diligence on commercial suppliers posing a high reputational risk to the Company, including searches of legal proceedings and official blacklists. We also conduct corruption and fraud due diligence on target companies and business units in mergers and acquisitions (M&A)



## Federal investigations: our position

For the past eight years, we have been cooperating with Brazilian authorities in investigations as part of Operation *Carne Fraca* and Operation *Trapaça*.

BRF has taken a proactive position in cooperating with the investigations and seeking a transparent and effective solution to these issues, which have a direct impact on our reputation both in Brazil and internationally.

In 2019, the Federal Prosecution Service filed criminal charges against 11 individuals as part of Operation *Trapaça*. None of the charges were against BRF directors, executives or managers. We reiterate our commitment to continue improving our processes in order to maintain high standards of integrity, quality and product safety, and have continued to collaborate with authorities in fully clarifying the facts and circumstances surrounding these investigations.

Click the links below to read our official position statements on this topic:

- **Notice – Federal Prosecution Service** (12/4/2019) – click here
- **Notice – Operation *Romanos*** (10/01/2019) – click here

# 3. STRATEGY: OUR VISION FOR THE FUTURE

**IN THIS CHAPTER**

## STRATEGY:

# OUR VISION FOR THE FUTURE

Guided by our essence and our aspiration to achieve consistent growth, the BRF business plan is designed to strengthen our leadership in the global industry

BRF has undergone a major transformation over the past **two years**

Our focus is on **improving** our financial and organizational health

With a workforce of more than 90,000 people and a value chain that plays a leading role in the global food trade, we are a company whose challenges and responsibilities are proportional to our scale. Our products are enjoyed by millions of consumers every day, and our value chain creates impacts that go beyond nutrition, including tax revenues, employment, income, and other financial and non-financial results for shareholders, investors, employees, communities and business partners.

Our purpose of delivering healthy nutrition around the world while sustainably managing our supply chain requires effective planning and management. To achieve this our strategic plan, which is underpinned by the BRF Essence, establishes a set of guiding principles and priorities that will lead us to improved results and enhanced impact across our radius of social, economic and environmental influence.

Strategy setting is the responsibility of the Board of Directors and its advisory committees, while the Executive Board is responsible for implementation across markets and different areas of expertise.

Over the previous two years, our priority in executing our strategic plan has been a comprehensive reorganization to improve financial and organizational health. Our overarching goal is to restore the company to its position as a high-performance organization through a culture of excellence, growth and profitability, supply-and-demand planning, and financial discipline. These are the five levers that make up the BRF Management Model (*see below*).

## ASPIRATION X RESULTS IN 2019

### HIGH-PERFORMANCE ORGANIZATION

**Our aspiration:** Provide adequate returns to shareholders, strengthen our governance and management, develop talents and intellectual capital, and build a robust and stable corporate culture – and opportunities for our current and potential leaders.

Progress in 2019:

- **Implemented** programs to attract and train talents
- **60%+** of executive positions filled internally

### PROFITABLE GROWTH

**Our aspiration:** drive leadership in areas that are open to market share expansion by diversifying our channels, categories and geographies, investing in segments with high potential (food service, ingredients, new plant-based products, etc.), improving service levels and pursuing a clear innovation agenda.

Progress in 2019:

- Approximately **40% growth in gross income** from the food service business
- More than 50,000 new customers captured through our newly implemented **+Excelência** program
- In 2019, **132 projects** developed **233 new SKUs** (product items). Of these, 136 were for Brazil and 97 were for international markets.

### OPERATIONAL EXCELLENCE

**Our aspiration:** strengthen our culture of excellence through programs and systems that reduce plant downtime, maximize asset utilization, minimize losses, improve materials sourcing and general procurement processes, and embed Industry 4.0 concepts in our operations.

Progress in 2019:

- Plant downtime **reduced by 40%**
- Operational Excellence System (OES) **rolled out** at 26 sites
- **Launched Digital OES** and our Industry 4.0 program
- **2,263 people** involved in development
- **175,000 hours of** OES training (from site managers to operations leads)

### PUSH-PULL PLANNING

**Our aspiration:** apply the principle of interdependence in production and demand planning, ensuring that animal production is optimally utilized and targeted to consumer and market demand.

Progress in 2019:

- **Reduced** inventory levels
- **Better** targeted demand fulfillment

### FINANCIAL DISCIPLINE

**Our aspiration:** maintain adequate levels of leverage/indebtedness (1.5x to 2.0x), restore gross margin and EBITDA to levels consistent with our potential, and resume paying dividends.

Progress in 2019:

- Adjusted EBITDA **115.9%** higher than in 2018
- **Losses reversed into net income** of R$1,213 million from continued operations (total net income of R$ 297 million)
- **Leverage down** to 2.50x in 2019, compared to 5.12x[1] in 2018

# 5 key value
## levers form our management model

1 As adjusted. Not including adjustments, net leverage was 5.97x in 4Q18.

8 short-term priorities set

Six medium- and long-term priorities are related to innovation

## SHORT TERM: PRIORITIES FOR 2020

- **Culture:** continued investment in connecting to our core commitments, purpose, passion and essence
- **A high-performance team:** train and retain talents who are highly engaged around our strategy
- **Investment grade:** regain positive market perceptions of the value of investing in our business
- **Sustainability:** work toward re-inclusion on the Dow Jones Sustainability Index (DJSI) – Emerging Markets
- **Innovation:** amplify our development of new products and solutions for customers and consumers
- **Growth:** expand our presence in key markets both organically and inorganically
- **Financial performance:** sustain results and margins above historic levels
- **Operational excellence:** consolidate our Operational Excellence System (OES) and productivity and efficiency tools across the value chain

## MEDIUM AND LONG TERM: PRIORITIES FOR 2024

- Innovation:
  - expand domestic revenue from innovation from 3% (2019) to 10% (2023)
  - strengthen engagement with startups
  - drive collaborative innovation
  - accelerate SKU launches on a global scale
  - broaden insight into macro consumer trends in different markets
  - invest in new product categories
- Global markets:
  - expand our export licenses
  - implement our expansion plan, including a local presence in Saudi Arabia and Turkey
  - assess the feasibility of entering higher growth markets, especially high value-added niche segments
- Brazil market:
  - explore opportunities in the food service, processed foods, margarine and *in natura* segments
  - improve commercial and logistics efficiency through excellence programs
  - develop portfolio (new SKUs) and process (new sales channels) innovation
  - identify, understand and capture consumer and behavior patterns

# OUR DIFFERENTIATORS

## Learn about the competitive advantages we leverage to strengthen our market position and boost business results



### ALIGNMENT BETWEEN OUR PURPOSE AND BUSINESS STRATEGY

With a clearly articulated essence and commitments that are embraced by all employees, we have a clear purpose that resonates directly with delivering business results: providing nutrition that supports better living.

### MARKET LEADERSHIP, WITH STRONG BRANDS AND A GLOBAL PRESENCE

We are one of the largest food producers in the world, with a 12% share of global trade in chicken protein, market leadership in all key categories we are present in, and brands that are Top of Mind in Brazil, including Sadia, Qualy and Perdigão.

### AN EXTENSIVE AND CAPILLARY DISTRIBUTION NETWORK

We have the capacity to serve more than 130 countries and are present in 95% of Brazilian municipalities, with an extensive network of logistics centers, processing plants and distributors that complete more than 555,000 deliveries per month in Brazil.

### LEADERSHIP IN STRATEGIC GEOGRAPHIES

Asia and the Middle East, two of the world's largest population centers, are a focus of BRF's expansion plans in global markets. We now have a 39.4% market share in Gulf countries and have five plants outside Brazil: three in Turkey, one in Malaysia and one in the United Arab Emirates. In 2019 we also announced the start of construction of a new plant in Saudi Arabia.

### GOVERNANCE SUPPORTED BY EXPERTISE

Our renovated leadership team comprises ten experienced directors – eight of whom are independent – equipped with deep insight into risks and opportunities in our industry. At the management level, we have executives who are committed to responsible and sustained improvement in results.

### COMMITMENT TO QUALITY

Among our commitments is quality. Our portfolio is managed in accordance with internationally recognized standards on quality and food safety. We manage risks end to end and invest in certification and international collaborations in support of animal welfare.

we serve customers in more than

**130 countries**

# CAPITAL EXPENDITURE AND ALLOCATION

Capital expenditure projects this year combined technological advancement, productivity improvement and planned expansion in key markets

Since implementing our reorganization plan in 2018, it has been clear that putting the Company back on track will be a medium to long-term effort. However, significant progress has been made – in the second half of 2019, the Company's market capitalization reached R$ 33 billion – and we expect the plan will make further headway in 2020.

While there are many reasons for the positive results we have achieved, some of the main drivers include BRF's decision to focus our operations on key segments – the Brazil, Halal and Asian markets (*read more below*) – and our investment in projects that reflect our future vision.

## FROM AGRICULTURE TO INDUSTRY

Our Operational Excellence System (OES) has helped to better integrate our operations, from farm to processing plant. The goal is to increase team engagement through greater efficiency, simplicity, clarity and consistency both in routine activities and in the development of documentation and long-term plans. Through more efficient operations, we will continue to deliver strong performance in line with our values of safety, quality and integrity.

The System is organized into eight knowledge areas that are BRF's primary value levers – Management, People, Health & Safety, Environment, Intrinsic Quality, Asset Management, Industrial Operations and Agriculture. It applies the principle of interdependence between the functions involved to connect them together around a common objective and way of doing business. Each pillar has four maturity levels, ranging from mandatory conditions and legal requirements to operational excellence.

In 2019, the OES was implemented at 26 sites at the first, mandatory implementation level (which ranges from mandatory to basic, intermediate and advanced). We expect that most sites will reach the advanced level of maturity in 2022 (as reflected in their management practices and results). To achieve this, the system will help to create more robust routines at our plants.

Gestão BRF | SEO Sistema de Excelência Operacional

## THE BRF WAY OF DOING THINGS

Under this motto, we disseminated the OES as an operational requirement for all BRF business units around the world

THE OES
IT'S YOURS
IT'S MINE
IT'S OURS

#impart

## SEEKING EXCELLENCE, AT ALL TIMES

As a company with a complex value chain – from farms, through processing plants to customers in more than 130 countries – we have extensively invested in initiatives to improve services and business processes.

*+Excelência*, a program implemented in 2019, is among these initiatives. The program covers all of our geographies in Brazil. With a focus on delivering better results through process compliance, clear guidance and consistent routines, the program creates competitive advantage, builds employee engagement and recognizes outstanding performance. The Program is based on nine pillars: People/HSE, Management, Finance/Pricing, Trade Marketing, Routing, Self-service, Food Service, Logistics and Quality.

In 2019 the Program was integrated into projects at the Sales department for Brazil, generating significant results in its first year in place. Continual improvement is at the core of the program; at every new cycle, we review each checklist across the eight pillars.

Around two years ago, BRF started its journey toward Industry 4.0, in which smart machines, advanced analytics and collaborative work combine together to drive operational efficiency and product quality. Our goal in this model is to increase plant efficiency by providing a real-time view of the end-to-end production process.

An example of this was our digitization of the pork line in Lucas do Rio Verde (MT), home to our largest plant in Latin America. Through our Industry 4.0 model, data such as product diameter, weight and temperature – which was previously measured by production line operators manually – is now collected using a smart phone app with cloud storage.

The benefits have included better utilization of raw materials, increased productivity and reduced operating costs. Our Mato Grosso plant is the second to deploy the software. The first (a pilot project) was our Ponta Grossa (PR) plant, Brazil's largest frozen pizza producer with a capacity of 6,000 units per hour.

The new technology is part of BRF's digital transformation strategy, which was also implemented at a third of our integrated outgrowers in 2019. Using the BRF Rural app for

4.0

Industry 4.0 is part of our digital transformation strategy at BRF, which is driving optimization in areas such as logistics, sales, agriculture and human resources

### Standardized tags

As another component of our Industry 4.0 efforts, BRF has implemented the GS1 tag data standard to achieve more stringent control and embed new and advanced technology in our processes. The GS1 model allows carton contents to be identified to support traceability. This helps to improve production, logistics and quality performance across the Company's extensive and complex value chain. The project has currently been implemented at only some sites, but our goal is for GS1 tags to become standard at all operations. The standardization project earned BRF an Automation Award 2019 from GS1 Brazil in the Market Application category, for a case study on food product traceability.

Android and iOS, farmers can monitor their day-to-day operations: from their housing and animals (chickens and hogs) through animal feed inventories to payments and chat interactions with partners, for example.

Our grains team also has a dedicated app. The tool helps the team to monitor commodity (soybean and corn) crops and prices to inform decisions on the best timing to purchase grains.

## LEADING IN TECHNOLOGICAL INNOVATION

BRF won a 100 Top IT Innovators Award from IT Mídia and PwC in the food, beverage and tobacco category

### FLEET SAFETY AND TRACKING

Intelligent use of available data is one of the greatest benefits from Industry 4.0. An example of this is our use of on-board telemetry and fatigue sensor technology to improve driver safety as part of our Health, Safety and Environment (HSE) program.

In 2019, reflecting these and other initiatives, our transportation HSE performance improved with an 8% reduction in accidents, and a 44% (R$ 3.08 million) drop in insurance claim amounts (2019 x 2018).

## DRIVING INNOVATION

Results from our Industry 4.0 program have provided inspiration for other ongoing projects, including

- The use of Business Intelligence (BI) for more agile analytics to streamline decision-making.
- Implementation of a cargo management and scheduling system that has optimized grain receipt and unloading operations at our plants, reducing driver waiting times.
- The development of commercial management tools for faster decision making and faster-moving information flows.
- These tools have all had a direct impact on our results, supporting increasingly effective and efficient operations and a more cost-competitive value chain.

# MARKET OVERVIEW

BRF's growth efforts have been primarily focused on three markets: Brazil (domestic), Asia and Halal. These segments have the highest potential for growth and competitive differentiation, and reflect another goal of our restructuring plan, which is to create avenues to more effectively allocate both financial and non-financial resources – including human and intellectual capital – and industrial and biological assets to projects that are aligned with our future vision.

## Interacting with customers

Industry 4.0 is also being deployed in customer service, through a variety of technologies and tools for interaction. Alongside a diverse range of communication channels designed to give consumers a voice (including proprietary channels and social media profiles), BRF has implemented strategies to ensure that information captured from consumers reaches the right business functions and informs effective improvements.

Among these applications is "Real-Time Customer Service", in which executives can track customer cases, and "Talking to Consumers", through which managers and executives can respond directly to customers and interact on different digital platforms.

Over the last two years, we have invested approximately R$ 10 million in our relations with consumers and customers (*read more in* Intellectual Capital).

## BRAZIL

We remain committed to growing in consumer preference, expanding our brand portfolio and achieving differentiation through high-quality, convenient and practical products. This focus ensures we are aligned in achieving innovation as part of a new business model.

BRF has set a number of priorities to strengthen its position in the domestic market:

- **Boost growth in the categories we are present in:** grow the share of sliced products to 25% of our cold cuts portfolio; generate 20% of revenues from frozen products; boost sausage sales and improve profitability and growth in our margarines business through new product launches.
- **Achieve leadership and profitability in the *in natura* segment:** strengthen sales of higher value-added products, such as our *Assa Fácil* pre-baked rotisserie chicken range, and develop special packaging for chicken products and innovation in pork products to provide higher added value. We launched 136 products in Brazil in 2019.
- **Make food service a strategic platform:** achieve leadership in strategic chains, increase our share in global accounts, develop new channels, and use this segment as an avenue for optimizing our value chain and the use of raw materials. In 2019 we grew our presence in fast food restaurants and bakeries.
- **Commercial efficiency:** improve customer productivity by 25% through pricing technologies and execution metrics.
- **Transportation, storage and logistics efficiency:** build a leaner operation with reduced cost to serve, increased logistics and tax efficiency, and higher levels of service.
- **Innovation as a core business function:** derive 10% of revenue from product innovation and renovation by 2023. As of 2019 we had reached 3% of revenue.

## INTERNATIONAL

In 2019 we revised our internationalization plan and announced investments of approximately US$ 120 million in the development of a poultry processing plant in Saudi Arabia, delivering on our continuing commitment to the region. In Turkey, ongoing projects will increase our share in chicken meat production in the country from 14% currently to approximately 20%.

We have also conducted studies toward building a more active presence in China, a market which, due to sanitary challenges, has seen significant reductions in animal protein production needed to meet the demand of the world's largest single-country population.

After an outbreak of African swine fever caused a hike in international pork prices and a shift in Chinese consumption to chicken and other proteins, Beijing authorized protein imports from a larger number of meat packers around the world, increasing pork revenues for BRF in 2019.

Our focus on Asia has also been translated into plans to expand into new geographies, develop a higher value-added portfolio, build a local presence and develop diversified business, exploring opportunities in innovation and new product categories (such as ingredients). Throughout the year, the Company worked to open new markets by licensing or relicensing plants for exports, including plants in Brazil from which products are exported to global regions.

## HALAL DIVISION

BRF has a dedicated subsidiary focused on Islamic markets. Based in Dubai, the United Arab Emirates, this division serves a market of 2 billion people globally, largely in the Middle East, North Africa, South and East Asia, the Gulf area and Turkey.

We are currently the largest exporter to the Gulf region; we have processing operations in the United Arab Emirates, Malaysia and Turkey through our Banvit-branded products; and we have an extensive network of distributors and commercial partners serving countries such as Saudi Arabia, Qatar, Bahrain, Oman, Iraq, Lebanon and Egypt.

With a portfolio of strong brands, including Perdix, Confidence and Sadia, this division has received significant investment in recent years and has become a key focus of BRF's strategy. Around 7,000 employees in the division are based locally, and we expect 40% of products supplied to these markets to be produced locally.

## BRF INGREDIENTS

This division, which produces more than 187,000 metric tons of products per year, provides solutions for the food ingredients and animal nutrition markets, with an efficient and competitive platform based in Brazil with the capacity to serve global markets in addition to domestic demand for a wide range of ingredients. All raw materials used in the production of BRF Ingredients products are sourced from BRF operations and conform to the Company's standards on animal welfare.

With more than 100 customers in countries such as the US, Chile, Vietnam and South Africa, BRF Ingredients generated revenues of R$ 500 million in 2019, while building its portfolio of hydrolyzed proteins, meal, fats, meat flavorings and extracts, and soy protein.

# ADAPTING TO THE MARKET

The Islamic market, which is set to see significant growth through 2030, requires food producers to meet a variety of food requirements. The primary requirement is Halal certification, which attests that food products have been produced in accordance with Islamic law.

# RISKS AND OPPORTUNITIES

GRI 102-11, 102-15, 102-30

## Our risk management practices aim to protect our operations and reputation to ensure our investments and profitability are sustainable

BRF's Global Risk Department has a mission of disseminating a culture of Risk Management and Internal Controls and monitoring and reporting on the key risks to which we are exposed, including financial, operational, regulatory and strategic risks. Our risk management approach is based on international best practice (ISO 31000:2018 and COSO ERM 2017) and we work to establish and strengthen engagement with risk owners and liaisons in our different geographies and business units in order to support mitigation efforts, strengthen our risk culture and capture opportunities for improvements.

Risks are assessed and classified based on their impact and likelihood of occurrence, and then compiled into a Risk Map, which is revisited annually and regularly reported to our leadership team and committees advising the Board of Directors. Our leadership team monitors risk developments on a monthly basis and takes action to reduce exposure to those risks.

In 2019 we developed and obtained approval from our governance bodies of a Risks and Internal Controls Master Plan that aims to evolve our approach to risk management. We also approved a Risk Management Policy establishing risk management guidelines, roles and responsibilities and providing guidance on identifying, assessing, addressing, monitoring and communicating business risks as part of the decision-making process, supporting the Company in creating and protecting value.

Our most significant risks in 2019, and our monitoring approach and response to each of those risks, are reported in our Form 20-F filing with the U.S Securities and Exchange Commission (SEC), and summarized below. Form 20-F is a form that must be submitted by all foreign issuers listed on US stock exchanges, and is available to download on our Investor Relations website (*click here or scan the QR Code*).

Scan the QR Code to view our policies

### SANITARY AND TECHNICAL RESTRICTIONS

**What are the risks?**
We are directly subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, and consumer product liability claims.

**How do we address them?**
We monitor all potential risks of contamination involving animal protein products in the processing and distribution stages, and work to prevent and eliminate pathogen spread as a result of problems in production, handling and distribution. These measures cover our entire value chain. In February 2019, for example, we announced a voluntary recall of 164.7 metric tons of fresh chicken meat for the Brazilian domestic market and approximately 299.6 metric tons of fresh chicken meat for the international market due to a potential presence of Salmonella. Situations of this nature can negatively affect our results of operations due to temporary plant closings or loss of export licenses, loss of consumer confidence, negative publicity and potential legal proceedings or sanctions.

**What are the opportunities?**
Strengthen our reputation for quality as an uncompromising value in our strategy and management system, among our partners, consumers, customers and the market.

## TRADE BARRIERS AND PROTECTIONIST MEASURES

### What are the risks?

Measures taken by importing countries to protect local markets could make it difficult for us to distribute, export and market our products. Increasingly, these trade barriers have been in response to the competitiveness of Brazilian companies, and have included both tariffs and non-tariff barriers. In our industry, non-tariff barriers are of particular concern, especially sanitary and technical restrictions.

### How do we address them?

As a result of investigations of alleged wrongdoing involving BRF and other companies in the Brazilian meat industry in the context of the *Carne Fraca* Operation and *Trapaça* Operation, some export markets have been temporarily closed, and our average selling prices for some products and in some markets have decreased. In addition, some countries, such as Russia and South Africa, have a history of erecting trade barriers to imports of food products, and the European Union has adopted a quota system and prohibitive tariffs for certain products. Trade disputes between other countries also create uncertainties that may adversely affect our businesses. For instance, the United States and China engaged in a trade dispute for almost 18 months, which has affected the global economy. We mitigate these risks by closely monitoring international developments involving governments and authorities, and through supply, demand and production planning in our operations in Brazil and internationally.

### What are the opportunities?

We have continued to evolve our processes to build trust with government authorities, maintain our plants' export licenses and actively participate in trade agreements supporting our business and the needs of different markets.

## COMPLIANCE WITH LAWS AND REGULATIONS

### What are the risks?

We are subject to anti-fraud, anti-corruption, anti-money laundering and other laws and regulations related to compliance and integrity in Brazil and in other markets in which we operate. In particular, we are subject to the Brazilian Anti-Bribery Act (Act 12,846), the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) and the United Kingdom Bribery Act of 2010.

### How do we address them?

We work to minimize compliance risks through our Integrity System, management policies and processes for receiving and investigating reports on any actual or suspected wrongdoing. Many lessons have been learned in recent years as a result of our being subject to investigations by authorities, which resulted in losses of R$ 79 million in 2019 and R$ 493 million in 2018, negatively affecting our results of operations. We have made intensive efforts to prevent and detect misconduct in what is a highly complex and extensive supply chain.

### What are the opportunities?

We have an opportunity to strengthen BRF's reputation as a company with an unwavering commitment to integrity as one of our values, and to actively promote transparency, accountability and a comprehensive governance framework to combat, prevent, investigate and promptly respond to any instances of noncompliance.

## ENVIRONMENTAL COMPLIANCE AND ACCESS TO WATER AND ENERGY RESOURCES

### What are the risks?

Growing global water demand relative to supply is a significant concern for an industry like ours, in which water is an essential resource – from grain production through livestock farming to food processing. The industrial use of water may also adversely affect its availability in some regions. As a result, the shortage or lack of water represents a critical risk for our business and may materially and adversely affect our business and results of operations. Equally important is the availability of energy for the production, distribution and marketing of our products in different global markets and geographies. Despite the procedures we have adopted, we may face difficulties in connection with growing water demand among the populations in the regions where we operate, the potential unavailability of energy resources and failure to adequately predict climate-change risks and events creating resource shortages. In addition, our failure to comply with state, municipal and federal environmental regulations could affect our production operations, result in fines or sanctions, and damage our reputation and our ability to operate in different markets.

### How do we address them?

We have procedures in place to reduce our water and energy consumption, comply with applicable rules and regulations, and minimize our impact on the environment and the community. We conduct assessments of watersheds in the regions in which we operate, and explore ways to optimize the use of water resources in our production operations. We also explore alternative sources of energy, given that our operations are largely dependent on electricity and energy-related expenses are one of our highest fixed costs. In order to increase efficiency and reduce our demand for electricity, we have developed more efficient processes to achieve energy savings, as well as capturing opportunities to generate or purchase electricity from alternative sources (*read more in* Natural Capital).

### What are the opportunities?

We have an opportunity to improve our preventive procedures and pursue innovation in our use of and access to energy and water

resources, in a way that minimizes environmental impact and maximizes efficiency. We must also work to better monitor compliance in our operations with applicable environmental standards and regulations in Brazil and in international markets.

## CLIMATE RISK GRI 201-2

### What are the risks?
Our environmental practices are responsive to important agendas in our industry, including those related to climate change. The main climate-change risks to our supply chain, processes and activities relate to changes in temperature, changes in rainfall, including drought, flooding, storms and lack of water, which may affect agricultural productivity, animal welfare and the availability of energy. These changes may adversely affect our costs, including by raising the price of agricultural commodities as a result of long periods of drought or excessive rainfall, increasing operating costs to ensure animal welfare, increasing the risk of rationing and raising the price of electricity. We are also subject to regulatory changes, such as carbon pricing or taxation, and changes to licensing legislation for greenhouse gas emissions at the domestic and international levels.

### How do we address them?
We mitigate impacts through practices such as monitoring grain stocks and purchases, and evaluating our energy efficiency and exploring ways to reduce our electricity requirement by increasing process efficiency and energy savings. In 2019 BRF entered a partnership with the World Wide Fund for Nature (WWF) and joined the Collaboration for Forests and Agriculture (CFA), with the aim of developing a more sustainable grain supply chain. However, we may fail to effectively implement programs to reduce our exposure to climate change, which may adversely affect our business and results of operations in the future.

### What are the opportunities?
We have an opportunity to achieve leadership in embedding climate issues into our strategy and management, through environmental efficiency and risk monitoring programs. In 2020 we will have a Professional dedicated to addressing water and climate-change issues within our Sustainability, Animal Welfare and Environment department.

## INNOVATION AND PRODUCT DEVELOPMENT

### What are the risks?
If we are unsuccessful in continually innovating and developing products that are responsive to the needs of our customers and consumers, we may lose our leadership position in key markets where we operate.

### How do we address them?
Because our financial success depends on our ability to innovate and anticipate trends and changes in consumer preferences, we invest in research, development and innovation in Brazil as well as in global markets. We work to maintain and increase the strength of our brands by investing in communications and marketing and responding to emerging demand in areas such as healthiness, nutrition and wellness.

### What are the opportunities?
Trends towards prioritizing health and wellness have been a focus for food and beverage companies such as BRF. In addition, embedding quality and sustainability attributes in our brands is strategic to achieving leadership in the segments and categories in which we operate.

## FOREIGN-EXCHANGE, POLITICAL AND ECONOMIC RISKS

### What are the risks?
Government instability, geopolitical conflicts, imposition of exchange or price controls, tax increases and fluctuation of local currencies against the real may adversely affect our competitiveness and our results of operations. Uncertainty as to whether public policy changes will be implemented in countries such as Brazil could expose these markets to volatility, adversely affecting industry in general and, in particular, the food and beverage industry.

### How do we address them?
We monitor developments in the markets where we have industrial and distribution operations to protect our results of operations and maintain adequate supply, demand and production planning.

### What are the opportunities?
We have an opportunity to strengthen our business intelligence capabilities and diversify our global presence, while minimizing exposure to specific markets and risks.

## COMPLIANCE WITH LABOR LAWS AND OCCUPATIONAL SAFETY

### What are the risks?
We have more than 90,000 employees worldwide and employee compensation is among our highest fixed costs. We work to build relationships with our workforce based on partnership and mutual benefits, in compliance with local laws and regulations, collective labor agreements and regulations on employee representation by and relations with labor unions. We are also exposed to risks related to the safety of our facilities. If we fail to implement safety procedures or if the procedures we implement are ineffective, our employees and others may be injured, which could result in injuries and lost productivity.

### How do we address them?
We invest in relations based on transparency with labor unions and other organizations representing our employees, and we have occupational health and safety programs in place that are designed to eliminate risks and protect the integrity of our employees.

### What are the opportunities?

There is an opportunity to achieve recognition as a leader for operational safety, employee safety and well-being, and levels of service.

## FINANCIAL

### What are the risks?

Transactions, foreign-exchange developments and trading could affect our financial health, and we may fail to maintain adequate internal controls over financial reporting. Inadequate internal controls may result in our failure to meet public reporting requirements accurately and on a timely basis and harm our reputation.

### How do we address them?

We have committees, working groups and teams who are responsible for adequately monitoring and disclosing economic and financial information through financial statements, earnings releases and notices to the market, ensuring they are reliable and consistent.

### What are the opportunities?

We aim to ensure that value creation is achieved in a consistent, coherent, planned and responsible manner, with a long-term vision, and to gain market recognition regarding the strength of the business.

## COMMODITIES AND THE CYCLICAL NATURE OF THE BUSINESS

### What are the risks?

Seasonality, climate events (such as droughts or excessive rainfall), price volatility and shortages of certain inputs and raw materials, such as corn, soybeans and beef due to market conditions, diseases, sanctions or embargoes, could adversely affect our production costs, our supply chain and consequently our results of operations. In addition, our industry is generally characterized by cyclical periods of higher prices and higher profitability, followed by overproduction, leading to periods of lower prices and lower profitability. Our business is largely dependent on the cost and supply of corn, soy meal and other raw materials, as well as the selling prices of our poultry and pork.

### How do we address them?

We closely monitor our exposure to the cyclicality of our industry and issues related to commodities. Among other things, we monitor grain stocks and climate conditions in farming regions to inform purchasing decisions and anticipate commodities prices.

### What are the opportunities?

We have an opportunity to make our operations increasingly efficient and competitive through our strategy, which is increasingly focused on the interdependence that exists between the parts of the whole and on informed production planning to meet demand in different global markets.

## Summary of risks and opportunities

Here we provide a summary of the risks to which we are exposed. We continually revisit these risks, which extend beyond the summary provided in this section and include factors such as: the findings of investigations and awards in arbitration proceedings, extreme price volatility, changes in interest rates, sanitary crises, issues in complying with new regulations, difficulties in logistics and distribution and managing third-party activities, damage to uninsured facilities, prevention of cyber attacks, diplomatic issues, social and economic policies, and risks in connection with COVID-19. For further information, see our Form 20-F report.



# SUSTAINABLE DEVELOPMENT

GRI 102-12, 102-31, 102-40, 102-42, 102-43, 102-44, 102-47, 102-49

## A recent materiality exercise revisited our matrix of strategic issues

Our sustainability vision has continually matured over the years. We have continued to expand our insight into the influence we have on communities, business partners and other stakeholders . A range of different sustainability criteria have been incorporated into our management approach and strategy for anticipating market changes, capturing opportunities and adequately addressing risks and their impacts.

This led to our reinstatement in 2019 to the Brazilian Stock Exchange (B3) Corporate Sustainability Index (ISE), which recognizes good practices and helps investors to target investments to corporations that practice social and environmental responsibility. Also during the year, we partnered with the World Wide Fund for Nature (WWF) and joined the Collaboration for Forests and Agriculture (CFA) with the aim of improving our approach to managing soybean suppliers to help reduce deforestation.

Initiatives such as these reflect our growing maturity. Using a management tool called TIER, we track a set of environment and animal welfare targets that all business-unit leaders and executives are expected to work toward.

It is important to note, however, that sustainability policies and guidelines have been in place at BRF since 2000. We have also conducted surveys of internal and external stakeholders for the past 10 years to capture our different stakeholders' views about BRF's economic, social and environmental impacts. These perceptions inform materiality exercises conducted in accordance with Global Reporting Initiative (GRI) guidelines and the Integrated Reporting Framework published by the International Integrated Reporting Council (IIRC).

Scan the QR Code to learn more

## Commitments at multiple levels

Our senior leadership's (Vice President, Quality, R&D & Sustainability) direct engagement reflects the importance we attach to these issues. Every 45 days, three board members and an independent guest meet on our Quality & Sustainability Committee to discuss strategic issues around sustainability. At the management level, we have subject-matter working groups dedicated to the environment, animal welfare, social responsibility and institutional relations.

This allows executives and managers to take direct responsibility for embedding sustainability in decisions about social and environmental matters, including animal welfare, communities, suppliers and occupational health & safety.

# Our strategic pillars are connected to the SDGs

For the past five years, we have worked toward public commitments on **animal welfare**

## GLOBAL PACTS AND AGREEMENTS

GRI 102-12, 102-13

BRF has subscribed to a number of voluntary initiatives, both local and international, to support social and environmental causes such as climate change, corporate responsibility in the food industry, ethics, integrity and human rights. Some of these are described below:

- **Global Compact:** in 2019 BRF went from being a signatory to being a member of the Brazilian Committee for the Global Compact, as deputy chair. We have worked to internally support the global goals outlined by the United Nations (UN). The Global Compact encourages businesses to align their strategies and operations around 10 universal principles in the areas of human rights, labor, the environment and anti-bribery.
- **Sustainable Development Goals (SDGs):** our strategic pillars are connected to the SDGs, which form an agenda to address the challenges facing humanity through a set of 17 goals and 169 targets in areas such as hunger, sanitation, biodiversity, ethics, and human and social rights.
- **Business Pact for Integrity and Against Corruption:** a commitment that is engaging companies around building a more ethical and responsible market.
- **Institute for the Brazilian National Pact to Eradicate Slave Labor (InPacto):** an initiative that is mobilizing businesses in fighting slave labor in supply chains.
- **Na Mão Certa:** an initiative to combat roadside exploitation of children and adolescents. This issue is recognized as critical at BRF given the potential risks involving our supply chain.
- **Brazilian GHG Protocol Program:** we use Brazil's Public Emissions Register as a tool to annually disclose our global greenhouse gas emissions inventory, which is assured by independent auditors.
- **CDP (Climate Change, Water Security and Forests):** a forum to discuss responsible management of emissions, water resources and forests, and how to embed these issues in Companies' strategies to address risks and opportunities.
- **Universities and Animal Welfare NGOs:** BRF works in partnership with international animal welfare NGOs and universities that are recognized authorities on the subject, in order to improve the animal welfare performance of our value chain. Animal welfare programs and targets have been in place at BRF since 2014.
- **Global Reporting Initiative (GRI) and International Integrated Reporting Council (IIRC):** the guidelines and frameworks established by these two organizations guide our practices and reporting and support us in defining social and environmental metrics and indicators for our operations.

Sustainability policies and guidelines have been in place at BRF since 2000

# MATERIALITY

GRI 102-21, 102-29, 102-40, 102-42, 102-43, 102-44, 102-47

3,189

stakeholders engaged in our materiality exercise

In 2019, we revisited our materiality topics through a structured engagement exercise involving 3,189 stakeholders, both within and outside the Company. The materiality process used a four-stage approach:

- **Identification**: assessments to determine the primary issues affecting BRF over the previous four years, and the stakeholders to be surveyed;
- **Prioritization**: surveys on stakeholder perceptions;
- **Analysis**: discussion and analysis of prioritized topics;
- **Validation**: examination and validation by the leadership team against criteria such as BRF's responsiveness (indicators), risk management strategies and opportunities.

In the prioritization stage, we held interviews with executives and experts and conducted an online survey of different stakeholder groups: employees, customers, governments, consumers, suppliers, integrated outgrowers, financial institutions, communities, strategic partners, NGOs, and printed and digital media.

The validated survey results were compiled into a materiality matrix describing the most relevant issues, including water and climate change, animal welfare, the supply chain, communities, human and organizational development, food waste, energy, innovation and technology, and nutrition.

These issues were then mapped to the Global Reporting Initiative (GRI) disclosures, the International Integrated Reporting Council (IIRC) guidelines and the Sustainable Development Goals (SDG). We also mapped our material issues to the Brazilian SDG Indicators published by the Brazilian Institute for Geography and Statistics (IBGE) in order to better measure our real impact in support of this agenda (*learn more in the chart below*).

BRF recognizes that materiality exercises are important in understanding stakeholder perceptions of our impacts and management approach, and prioritizing the topics to be addressed by our leadership team and communicated to society through public documents such as this report.

Throughout 2019, BRF worked to further deliver on our corporate sustainability strategy through our existing programs, instruments and work fronts, while also embedding topics that are emerging on the public agenda and other pillars surrounding the Agenda 2030 and the UN SDGs. This has included our participation in the Global Compact's seven working groups and Brazilian Committee, including a leadership role in one of the working groups.

Materiality exercises are important in understanding stakeholder perceptions of our impacts and management approach

| MATERIAL TOPIC GRI 103-1 | MATERIALITY | LOCATION OF IMPACT | GRI | RELATED SDGS | CAPITAL |
|---|---|---|---|---|---|
| Water and climate change | Managing environmental impacts through water resource efficiency and measures to mitigate and adapt to climate change. | Environment | 201-2; 103 \| 303; 303-1; 303-2; 303-3; 103 \|305; 305-1; 305-2; 305-3; 305-4; 305-5; 305-6; 305-7; 306-1; 306-3; 306-5 | 6, 12, 13 | Natural capital |
| Energy | Improving energy efficiency in our agricultural and industrial processes. | Environment | 103 \| 302; GRI 302-1; GRI 302-2; GRI 302-3; GRI 302-4; GRI 302-5 | 7 | Natural capital |
| Animal welfare | Achieving industry best practice in animal welfare with the engagement of employees and outgrowers; supporting international commitments in our industry. | Animals, customers and consumers | G4-FP10; G4-FP11; G4-FP12; G4-FP13 | 2, 8 | Natural capital; Social and relationship capital |
| Supply chain | Engaging and supporting suppliers in adopting sustainability principles in their business and partnerships, and strengthening our own approach to managing traceability, quality, environmental efficiency and social development, with a focus on the supply chain for grains and other commodities. | Suppliers | 103 \| 201; 103 \| 307; 307-1; 103 \| 308; 308-1; 308-2; 103 \| 408; 408-1; 103 \| 409; 409-1; 103 \| 414; 414-1; 414-2 | 12, 16 | Financial and built capital; Human capital; Social and relationship capital |
| Community | Managing social and economic impacts on surrounding communities in order to maximize positive impacts and make a real difference in people's lives. | Employees, consumers and communities | 103 \| 413; 413-1; 413-2; 103 \|203; 203-1; 203-2 | 11, 12 | Human capital; Social and relationship capital |
| Human and organizational development | Supporting continuous employee development and learning. | Employees | 201-3; 103 \| 401; 401-1; 401-2; 401-3; 103 \| 404; 404-1; 404-2; 404-3 | 4 | Human capital; Social and relationship capital |
| Food waste | Minimizing food waste by improving our production process and developing packaging systems that better preserve the sensory and nutritional attributes of food products. | Customers and consumers | 103 \| 306; 306-2; 306-4 | 12 | Social and relationship capital; Manufactured capital; Intellectual capital |
| Management, innovation and technology | Managing our information systems, deploying new technologies, developing process and product innovation and protecting data security. | Employees and suppliers | BRF1; BRF2; BRF3; BRF4* | 8, 9, 12 | Social and relationship capital; Manufactured capital; Intellectual capital |
| Nutrition | Producing nutritious and healthy foods and ensuring customer and consumer satisfaction. | Customers and consumers | 103 \| 416; 416-1; 416-2; 103 \| 417; 417-1; 417-2; 417-3 | 2 | Manufactured capital |

**CAPITALS**

SOCIAL AND RELATIONSHIP CAPITAL | NATURAL CAPITAL | HUMAN CAPITAL | INTELLECTUAL CAPITAL | FINANCIAL AND BUILT CAPITAL | MANUFACTURED CAPITAL

* BRF proprietary indicators. BRF1: Number of projects in progress + Number of innovations implemented in the period. BRF 2: Total R&D investment. BRF 3: Return on aggregate innovation investment. BRF 4: Cost savings from innovation.

# 4. RESULTS: HOW WE HAVE CREATED VALUE

**IN THIS CHAPTER**

**RESULTS**

# HOW WE HAVE CREATED VALUE

## Our business results extend far beyond financial indicators or social and environmental initiatives

Drawing on more than eight decades of experience in our industry, we have enhanced our understanding of the ways we are able to share value with our stakeholders.

Today, we understand how our supplier management approach, our efforts to build relations with communities and partners, the environmental performance of our operations, and our investments in innovation are additional ways we create positive impact on society – and minimize externalities inherent to the business.

In this chapter we use the six capitals, a value creation model proposed within the International Integrated Reporting Council's (IIRC) integrated reporting framework, to report on our key results in financial year 2019. We explore the primary links in our value chain and impact drivers, and map them to the financial, human, intellectual, natural and social and relationship capitals we use and transform throughout the supply chain.

Our goal is to **create positive impact** on society and **minimize the externalities** inherent to our business

## FOR THE BUSINESS

CAPITAL

Our turnaround efforts gained momentum throughout 2019. Reflecting strategic decisions aligned with our Financial Reorganization Plan, which we announced to the market in the previous year, we have seen a cycle of gradual improvement in profitability, productivity, operational performance, return on investment and financial strength.

We are working to restore historical levels of performance that are consistent with our scale and potential. This will support sustained value creation for shareholders, the market and society – a financially healthy business provides more tax revenues, employment opportunities and income to the locations where we are present.

While still incipient, early signs of business stabilization are a result of measures we have taken in recent years, including the disposal of assets, adjustments to our operational and supply-chain assets in Brazil and worldwide, cost control, improved management of biological assets, and a renewed innovation agenda.

In this section we provide a summary of our key operational and financial indicators. Consolidated figures refer to our results from continuing operations, not including the plants and businesses disposed of under our Operational and Financial Reorganization Plan. In addition, the information presented in this section reflects the accounting impacts from our adoption of IFRS 16. We adopted this financial reporting standard on January 1, 2019, introducing a new accounting treatment for leases. We opted for the modified retrospective approach without restating comparative periods.

Other factors that affected our reported results include: (i) the exclusion of ICMS from our PIS and COFINs tax base – in 2019 the Company recorded respectively R$1,176 million and R$846 million under Financial Revenue in Other Operating Income. These revenues were recognized

in connection with a judicial decision favorable to Sadia S.A., which recognizes the right to exclude ICMS from the PIS and COFINs tax base as detailed in Note 9.2 to the Standardized Financial Statements; and (ii) a provision for ICMS tax on staple food products: in June 2019 an appeal to amend judgment in a General Precedent Case before the Federal Supreme Court ("STF") relating to ICMS credit on staple foods was adjudicated. The appeal sought to modulate the effects of the decision. As a result of the decision, and considering its technical and legal implications, the Company believes losses are likely to result. We accordingly recognized a net negative impact of R$291.7 million in 2019 under Other Operating Income and R$350.4 million under Finance Expense, as detailed in Note 22.1 to our Standardized Financial Statements. Our financial statements can be viewed at: https://ri.brf.com.

Learn more about our results of operations here

| HEADLINES (R$ MILLION) Continuing operations | 2018 | 2019 | Δ 2019/2018 |
|---|---|---|---|
| Volume ('000 metric tons) | 4,441 | 4,373 | (1.5%) |
| **Net sales** | **30,188** | **33,447** | **10.8%** |
| Gross profit | 4,868 | 8,077 | 65.9% |
| Gross margin | 16.1% | 24.1% | 8.0 p.p. |
| **Adjusted EBITDA** | **2,462** | **5,317** | **115.9%** |
| Adjusted EBITDA margin | 8.2% | 15.9% | 7.7 p.p. |
| Adjusted EBITDA margin - ex-tax effects: | 7.4% | 13.3% | 5.8 p.p. |
| **Net Income (loss) - continuing operations** | **(2,115)** | **1,213** | **n.m.[1]** |
| Net margin - **continuing operations** (%) | (7.0%) | 3.6% | 10.6 p.p. |
| **Net Income (loss) - total** | **(4,466)** | **297** | **n.m.** |
| Net margin - total (%) | (14.8) | 0.9% | n.m. |

* n.m. means "non meaningful", indicating that a positive change is offset by a negative change.

# IN BRIEF

## BRF's turnaround reflects decisions taken as part of our Financial Reorganization Plan

### POSITIVE

- Strong financial results, with the company achieving a turnaround into profit
- A Company better poised to meet challenges and capture opportunities
- Management stability
- Excellence in execution
- Revised fundamental principles and an improved strategy
- Strengthened brand value
- Enhanced operational capacity
- Investments in product development
- Excellence in execution of our divestment plan and strategic plan

### NEGATIVE

- Foreign-exchange variance
- Volatility and uncertainty in commodity pricing
- Political, economic and military conflicts involving countries consuming our products

## REVENUE, MARGINS AND SOLIDITY

Through discipline in executing our Strategic Plan, we ended financial year 2019 with net sales of R$ 33.4 billion, up 10.8% on the previous year. Concurrently, gross profit and gross margin increased significantly (see *charts*) by respectively 65.9% and 8.0 percentage points (p.p.), reflecting improvements in expense management, sale negotiations and product offerings.

Our improved financial health is reflected in a 115.9% increase in adjusted EBITDA from 2018 to 2019, and a higher EBITDA margin of 15.9%.

These results reflect our strategy of boosting profitability in the Brazil segment, the effects of the African swine fever outbreak in Asia, and our prioritization of more profitable countries and channels in the international market. We continued to see growth in average selling prices compared to the previous year, which is reflected in our operating margins.

BRF's higher adjusted EBITDA reflects, among other factors, operational adjustments in our supply chain, optimized management of frozen raw material stocks, divestments in poor-performing geographies and commercial execution with a focus on a recovery in profitability levels.

As of mid-2019, we had generated inflows of R$ 4.1 billion as a result of our operational and financial reorganization plan.

**GROSS PROFIT** (R$ MILLION)
CONTINUING OPERATIONS


Δ 2019/2018
65.9%
2018
4,868
2019
8,077
GROSS MARGIN
Δ 2019/2018
8.0 p.p.
2018
16.1%
2019
24.1%

**NET INCOME (LOSS)** (R$ MILLION)
CONTINUING OPERATIONS


-2,115
2018
2019
1,213
NET MARGIN
-7.0%
2018
2019
3.6%

**NET INCOME (LOSS)** (R$ MILLION)
TOTAL


-4,466
2018
2019
297

| **SALES VOLUMES** ('000 METRIC TONS) CONTINUING OPERATIONS | 2018 | 2019 | Δ 2019/2018 |
|---|---|---|---|
| Poultry (*in natura*) | 2,064 | 2,018 | (2.3%) |
| Pork and other (*in natura*) | 252 | 270 | 7.2% |
| Processed | 1,869 | 1,830 | (2.1%) |
| Other sales | 255 | 255 | (0.1%) |
| **Total** | **4,441** | **4,373** | **(1.5%)** |
| Sales (R$ million) | 30,188 | 33,447 | 10.8% |
| Average price (net sales) | 6.80 | 7.65 | 12.5% |

115.9%
improvement
in adjusted EBITDA

| EBITDA (R$ MILLION) CONTINUING OPERATIONS | 2018 | 2019 | Δ 2019/2018 |
|---|---|---|---|
| **Consolidated net income (loss)** | **(2,115)** | **1,213** | **n.m.** |
| Income Tax and Social Contribution | (333) | (126) | (62.2%) |
| Financial results, net | 2,241 | 1,865 | (16.8%) |
| Depreciation and amortization | 1,747 | 2,301 | 31.7% |
| **EBITDA** | **1,541** | **5,254** | **241.0%** |
| EBITDA Margin (%) | 5.1% | 15.7% | 10.6 p.p. |
| Impacts from Operation *Carne Fraca/Trapaça* | 493 | 79 | (83.9%) |
| Debt designated as hedge accounting | 184 | - | n.m. |
| Fair value of forest assets | (107) | 28 | n.m. |
| Corporate restructuring | 206 | 14 | (93.0%) |
| Impacts of truckers' strike | 85 | - | (100.0%) |
| Tax recoveries | (52) | (54) | 2.6% |
| Non-controlling interests | (0) | (11) | 2,285.5% |
| Disposal of businesses (impairment) | 113 | 19 | n.m. |
| Other | - | (13) | n.m. |
| **Adjusted EBITDA** | **2,462** | **5,317** | **115.9%** |
| **Adjusted EBITDA margin (%)** | **8.2%** | **15.9%** | **7.7 p.p.** |
| Impact of ICMS and PIS/COFINS | 226 | 1,176 | 421.3% |
| Impact of ICMS on staple foods | - | (292) | n.m. |
| **Adjusted EBITDA ex-tax effects** | **2,237** | **4,433** | **98.2%** |
| **Adjusted EBITDA margin ex-tax effects (%)** | **7.4%** | **13.3%** | **5.8 p.p.** |

* n.m. means "non meaningful", indicating that a positive change is offset by a negative change.

# STATEMENT OF ADDED VALUE GRI 201-1

The Statement of Added Value below provides a summary of how we generate and distribute value, including in the form of taxes, employee compensation and operating expenses.

**DIRECT ECONOMIC VALUE GENERATED (R$ MILLION) - NET SALES GRI 201-1**

| CONTINUING OPERATIONS | 2017 | 2018 | 2019 |
|---|---|---|---|
| Revenue | 28,314 | 30,188 | 33,447 |

**DIRECT ECONOMIC VALUE DISTRIBUTED* (R$ MILLION) GRI 201-1**

| CONTINUING OPERATIONS | 2017 | 2018 | 2019 |
|---|---|---|---|
| Personnel | 4,892 | 4,795 | 5,243 |
| Taxes, charges and contributions | 3,455 | 3,530 | 3,893 |
| Interest expense | 3,769 | 4,391 | 3,794 |
| Shareholders | -967 | -2,115 | 1,213 |
| **TOTAL** | **11,149** | **10,601** | **14,143** |

**ECONOMIC VALUE RETAINED (R$ MILLION) GRI 201-1**

| CONTINUING OPERATIONS | 2017 | 2018 | 2019 |
|---|---|---|---|
| **TOTAL** | **17,165** | **19,587** | **19,304** |

* Reference net revenue figures for 2017 and 2018 differ from previous financial statements due to restatements, continuing/discontinued operations and changes in gross/net revenue criteria.

For further details, read our Standardized Financial Statements 2019 at: https://ri.brf-global.com/informacoes-financeiras/resultados-trimestrais/

## DEBT AND CASH

Continued efforts to improve our financial position led to a reduction in indebtedness in the year, one of our key commitments under our Restructuring Plan. In 2019 we reduced our leverage from 5.12x[1] (as adjusted at the time; not including adjustments, net leverage was 5.97x) to 2.50x (the ratio of net debt to adjusted EBITDA) and ended the year with net debt of R$ 13.3 billion, a 15% decrease compared to the previous year. These figures demonstrate we are better positioned to manage our operations and have helped to improve our valuations in the capital market.

The decrease in net debt was primarily driven by free cash flows of R$ 2.9 billion between December 2018 and 2019. Not including the effects from IFRS16 adoption on adjusted EBITDA from continuing operations, our net leverage was 2.50x in the period. We remain committed to achieving a level of leverage of between 1.5x and 2.0x and regaining our investment-grade risk rating.

Cumulative capital expenditure (CAPEX) in the year was a total of R$ 1.4 billion, not including the accounting effects of IFRS16 adoption, a decrease of 12% from the previous year. Free cash flow of R$ 2.9 billion played a significant role in reducing our net debt despite the weakening of the Brazilian real against the US dollar.

**15%**
Consolidated decrease in net debt in 2019 (*versus* 2018)

### LEVERAGE REDUCTION
(net debt to adjusted EBITDA)


2018
5.12x¹
2019
2.50x

[1] As adjusted. Not including adjustments, net leverage was 5.97x in 4Q18.

| INDEBTEDNESS (R$ MILLION) | 12/31/2019 | | | 12/31/2018[1] | 2019/2018 |
|---|---|---|---|---|---|
| | Current | Noncurrent | Total | Total | Change |
| **Indebtedness** | | | | | |
| Local currency | (2,835) | (4,779) | (7,614) | (10,627) | (28.4%) |
| Foreign currency | (450) | (10,710) | (11,160) | (11,929) | (6.4%) |
| **Gross debt** | **(3,286)** | **(15,488)** | **(18,774)** | **(22,556)** | **(16.8%)** |
| **Cash and short-term Investments*** | | | | | |
| Local currency | 2,005 | 46 | 2,051 | 5,341 | (61.6%) |
| Foreign currency | 3,143 | 311 | 3,454 | 1,605 | 115.2% |
| Total short-term investments | 5,148 | 357 | 5,505 | 6,946 | (20.7%) |
| **Net debt** | **1,862** | **(15,131)** | **(13,269)** | **(15,610)** | **(15.0%)** |

[1] Debt and short-term investments include discontinued operations.
*Cash comprises: cash and cash equivalents, short-term investments, restricted cash and derivative financial assets.

| **CAPEX** (R$ MILLION) CONTINUING OPERATIONS | 2018 | 2019 | Δ 2019/2018 |
|---|---|---|---|
| Growth | 62 | 94 | 52.3% |
| Efficiency | 92 | 39 | (57.1%) |
| Support | 380 | 278 | (26.9%) |
| Biological assets | 877 | 809 | (7.8%) |
| Leases and other | 221 | 208 | (5.8%) |
| **Total w/o IFRS 16** | **1,632** | **1,429** | **12.4%** |
| Lease Impact per IFRS 16 | - | 448 | n.m. |
| **Total** | **1,632** | **1,877** | **15.0%** |

* n.m. means "non meaningful", indicating that a positive change is offset by a negative change.

| **OPERATING EXPENSES** (R$ MILLION) CONTINUING OPERATIONS | 2018[1] | 2019 | Δ 2019/2018 |
|---|---|---|---|
| **Selling expenses** | **(4,560)** | **(4,936)** | **8.2%** |
| % of net sales | (15.1%) | (14.8%) | 0.3 p.p. |
| **Administrative expenses and management fees** | **(551)** | **(616)** | **11.7%** |
| % of net sales | (1.8%) | (1.8%) | (0.0 p.p.) |
| **Total operating expenses** | **(5,111)** | **(5,551)** | **8.6%** |
| % of net sales | (16.9%) | (16.6%) | 0.3 p.p. |

1 2018 data restated.

| **OTHER OPERATING INCOME (EXPENSES)** (R$ MILLION) CONTINUING OPERATIONS | 2018 | 2019 | Δ 2019/2018 |
|---|---|---|---|
| Other operating income (expenses) | 19 | 429 | 2,120.6% |
| % of net sales | 0.1% | 1.3% | 1.2 p.p. |

| **FINANCE INCOME (EXPENSE)** (R$ MILLION) CONTINUING OPERATIONS | 2018 | 2019 | Δ 2019/2018 |
|---|---|---|---|
| **Net Interest** | **(1,146)** | **(1,433)** | **25.0%** |
| Interest on assets and net liabilities | (1,146) | (1,273) | 11.1% |
| Debt acceleration costs | - | (160) | n.m. |
| **Adjustment to present value** | **(277)** | **(305)** | **10.0%** |
| **Net financial charges on rights and obligations** | **288** | **40** | **(85.9%)** |
| Financial earnings on rights | 518 | 1,050 | 102.6% |
| Interest on ICMS in the PIS/COFINS tax base | 331 | 893 | 169.8% |
| Other rights | 187 | 156 | (16.4%) |
| Charges on obligations | (230) | (1,009) | (338.5%) |
| ICMS charges on staple foods | - | (350) | n.m. |
| Actuarial liabilities | - | (50) | n.m. |
| Contingent liabilities | 28 | (224) | n.m. |
| IFRS 16 | - | (160) | n.m. |
| Commission and other charges | (258) | (225) | (12.6%) |
| **Foreign exchange and fair value (MtM) variance** | **(876)** | **80** | **n.m.** |
| Foreign exchange variance (assets and liabilities) | (318) | 171 | n.m. |
| Effectiveness testing - hedge accounting | (316) | (55) | (82.5%) |
| Total fair value - Return swap | (214) | 5 | n.m. |
| Fair value - other derivatives | (28) | (40) | 40.6% |
| **Other financial income (expense)** | **(230)** | **(248)** | **7.7%** |
| Argentine hyperinflation | - | (44) | n.m. |
| Liabilities to minority shareholders | (109) | (169) | 54.4% |
| IOF and PIS/COFINS on financial transactions | 14 | 17 | 17.4% |
| Other effects | (135) | (52) | (61.3%) |
| **Net financial income** | **(2,241)** | **(1,865)** | **(16.8%)** |

* n.m. means "non meaningful", indicating that a positive change is offset by a negative change.

## MARKET PERFORMANCE
### CONTINUING OPERATIONS

| BRAZIL SEGMENT | 2018 | 2019 | Δ 2019/2018 |
|---|---|---|---|
| **Volumes ('000 metric tons)** | **2,274** | **2,195** | **(3.5%)** |
| Poultry (*in natura*) | 533 | 504 | (5.4%) |
| Pork and other (*in natura*) | 117 | 117 | (0.2%) |
| Processed | 1,623 | 1,574 | (3.0%) |
| **Net Sales (R$ million)** | **16,293** | **17,489** | **7.3%** |
| Average pricing (R$/kg) | 7.17 | 7.97 | 11.2% |
| **Gross profit (R$ million)** | **3,301** | **4,278** | **29.6%** |
| Gross margin (%) | 20.3 | 24.5 | 4.2 p.p. |
| **Adjusted EBITDA (R$ million)** | **1,489** | **3,014** | **102.4%** |
| Adjusted EBITDA margin (%) | 9.1 | 17.2 | 8.1 p.p. |
| **Adjusted EBITDA ex-tax effects (R$ million)** | **1,263** | **2,129** | **68.6%** |
| Adjusted EBITDA margin ex-tax effects (%) | 7.8% | 12.2% | 4.4 p.p. |



**R$ 17.5 billion** in net sales

**R$ 4.3 billion** in gross profit

**102.4%** improvement in adjusted EBITDA

In Brazil we have continued to see improving performance through a more targeted commercial strategy, investments in innovation and operational excellence

| INTERNATIONAL SEGMENT | 2018 | 2019 | Δ 2019/2018 |
|---|---|---|---|
| **Volumes (‘000 metric tons)** | **1,900** | **1,909** | **0.5%** |
| Poultry (*in natura*) | 1,531 | 1,507 | (1.5%) |
| Pork and other (*in natura*) | 129 | 149 | 15.1% |
| Processed | 239 | 252 | 5.2% |
| **Net Sales (R$ million)** | **13,069** | **14,899** | **14.0%** |
| Average pricing (R$/kg) | 6.88 | 7.81 | 13.5% |
| CPV | (11,001) | (11,303) | 2.7% |
| **Gross profit (R$ million)** | **2,068** | **3,596** | **73.9%** |
| Gross margin (%) | 15.8% | 24.1% | 8.3 p.p. |
| **Adjusted EBITDA (R$ million)** | **896** | **2,316** | **158.5%** |
| Adjusted EBITDA margin (%) | 6.9% | 15.5% | 8.7 p.p. |
| **CFR volume (‘000 metric tons)** | **1,140** | **1,170** | **2.6%** |
| Share of total volume (%) | 60.0% | 61.3% | 1.3 p.p. |

**R$ 14.9 billion**
in net sales

**73.9%**
increase in gross profit

**158.5%**
improvement in adjusted EBITDA

In international markets, we have worked to expand our presence in higher value-added product categories, while strengthening operating excellence and the service levels we deliver to our customers

| HALAL MARKET | 2018 | 2019 | Δ 2019/2018 |
|---|---|---|---|
| **Volumes ('000 metric tons)** | **1,145** | **1,132** | **(1.1%)** |
| Poultry (*in natura*) | 995 | 977 | (1.9%) |
| Processed | 150 | 155 | 3.8% |
| **Net sales (R$ million)** | **8,302** | **8,719** | **5.0%** |
| Average pricing (R$/kg) | 7.25 | 7.70 | 6.2% |
| CPV | (6,539) | (6,550) | 0.2% |
| **Gross profit (R$ million)** | **1,763** | **2,169** | **23.0%** |
| Gross margin (%) | 21.2 | 24.9 | 3.6 p.p. |
| **Adjusted EBITDA (R$ million)** | **828** | **1,111** | **34.3%** |
| Adjusted EBITDA margin (%) | 10.0 | 12.7 | 2.8 p.p. |
| **CFR volume[1] ('000 metric tons)** | **434** | **416** | **(4.1%)** |
| Share of total volume (%) | 37.9 | 36.7 | (1.2) p.p. |

[1] CFR (cost and freight): direct exports.



5% increase in net sales in 2019

23% increase in gross income

34.3% improvement in adjusted EBITDA

The Islamic market provides opportunities for expansion in North Africa, the Middle East and Southeast Asia

| OTHER INTERNATIONAL MARKETS (ASIA, AFRICA, THE AMERICAS AND EUROPE) | 2018 | 2019 | Δ 2019/2018 |
|---|---|---|---|
| **Volumes ('000 metric tons)** | **755** | **777** | **2.9%** |
| Poultry (*in natura*) | 536 | 531 | (0.96%) |
| Pork and other (*in natura*) | 129 | 149 | 15.05% |
| Processed | 90 | 96 | 7.51% |
| **Net sales (R$ million)** | **4,767** | **6,181** | **29.7%** |
| Average pricing (R$/kg) | 6.32 | 7.96 | 25.98% |
| **Gross profit (R$ million)** | **305** | **1,427** | **367.8%** |
| CPV | (4,462) | (4,753) | (6.53%) |
| Gross margin (%) | 6.4 | 23.1 | 16.7 p.p. |
| **Adjusted EBITDA (R$ million)** | **68** | **1,204** | **1,664.4%** |
| Adjusted EBITDA margin (%) | 1.4 | 19.5 | 18.1 p.p. |
| **CFR volume[1] ('000 metric tons)** | **706** | **754** | **6.7%** |
| Share of total volume (%) | 93.6 | 97.1 | 3.5 p.p. |

[1] CFR (cost and freight): direct exports.



29.7%
growth in net sales

R$ 1.4 billion
in gross profit

1,664.4%
improvement in adjusted EBITDA

Significantly improved performance in the international segment has been driven by better market conditions and by the restructuring of our operations, supporting expansion initiatives

| OTHER SEGMENTS + INGREDIENTS* | 2018[1] | 2019 | Δ 2019/2018 |
|---|---|---|---|
| **Volumes ('000 metric tons)** | **268** | **269** | **0.6%** |
| Poultry (*in natura*) | 3 | 10 | 182.77% |
| Pork and other (*in natura*) | 3 | 2 | (46.08%) |
| Processed | 7 | 5 | (34.09%) |
| Other sales | 254 | 253 | (0.38%) |
| **Net Sales (R$ million)** | **838** | **1,058** | **26.3%** |
| CPV | (671) | (854) | 27.31% |
| **Gross profit (R$ million)** | **167** | **204** | **22.1%** |
| Gross margin (%) | 20.0 | 19.3 | (0.7) p.p. |
| **Adjusted EBITDA (R$ million)** | **109** | **132** | **20.9%** |
| Adjusted EBITDA margin (%) | 13.0 | 12.5 | (0.6) p.p. |

* Other segments + Ingredients includes the marketing and development of ingredients for animal nutrition, human nutrition, plant nutrition (fertilizers) and health care (health and wellness), as well as agricultural products.
1 2018 figures restated (except for pork products, other sales and gross profit).

| CORPORATE (R$ MILLION) | 2018 | 2019 | Δ 2019/2018 |
|---|---|---|---|
| **Net sales** | **(11)** | **0** | **n.m.** |
| Gross profit | (668) | (2) | (99.77%) |
| **Adjusted EBITDA** | **(31)** | **(144)** | **357.1%** |

* n.m. means "non meaningful", indicating that a positive change is offset by a negative change.

# FOR CUSTOMERS AND CONSUMERS

Our reputation is underpinned by the trust-based relations we have built with the market and consumers

CAPITAL

Over the decades, BRF has worked to establish itself as a market leader across different categories at a global scale by building trust-based relations with our consumers and customers. The challenges we have experienced in recent years have underscored the need to protect our reputation and image – one of the most important intangible assets for a food and beverage company – to ensure we continue to generate results and to lead in Brazil and globally.

Our agenda is clear: we will sustain BRF's leadership in the global food and beverage industry through investments that include efforts to adapt and renovate our portfolio, strengthen our brands, improve our distribution and marketing processes, drive innovation, improve product nutrition and quality attributes, and enter new segments. Crucial to this will be the continued development of our intellectual capital – including our expertise, knowledge and innovative ambition, which are distinguishing marks of our organizational culture – and sound business plans and investments.

Our goal is to achieve substantial progress in the period 2020-2023 in innovation and expansion in international markets. Our first step toward this goal was a renewed focus on innovation in 2019, combined with a commitment to increasing collaboration and co-creation, anticipating trends and growing our revenues from new products.

## OUR INNOVATION AGENDA

New management rituals, indicators and practices combined with successful execution of our strategic plan have helped us to strengthen our innovation processes, which had been decelerated in the context of our organizational restructuring in recent years.

In 2019 we resumed our previous pace on innovation programs, with a particular focus on Brazil, a market in which we hold a leadership position and must protect our market share by anticipating consumer needs and trends. In 2019 we developed 132 projects delivering

233 new SKUs (stock keeping units). Of these, 136 were for Brazil and 97 were for international markets.

In foreign markets, our strategic focus on Islamic countries (Halal Division) and Asia has proven to be successful: we improved profitability and have initiated efforts to customize our portfolio in the regions where we operate. As a practical outcome, we launched 97 products in international segments.

In 2019 we invested R$ 50 million in research and development, including product development, process improvements, biological asset management and technology programs. This was slightly less than the R$ 53.5 million allocated in the previous year.

Our Innovation Center in Jundiaí (SP) has a team dedicated to researching developments in the food industry and improving our products' composition, flavor, durability, preservation and sensory attributes. Our dedicated committees and working groups include members of our corporate team and brand and category management teams – the different fictions involved are also engaged in implementing portfolio additions.

Our current portfolio comprises around 4,000 SKUs under 13 different brands that have built a relationship of trust and partnership with consumers. We have either pioneered or become market leaders in segments such as individually frozen cuts, cold cuts and fully-cooked chicken products, providing enhanced convenience and flavor to consumers while reducing waste and optimizing portion sizes.

In recent years, we have diversified our portfolio by entering new categories, such as snacks; structuring new business divisions, such as BRF ingredients; and strengthening our food service business, for which there are positive prospects in the Brazilian market. Another front we have pursued, and which will see a wave of innovation in 2020, is pet products; we are also due to launch a plant-based (animal protein-free) product range early in the year. These new businesses will diversify our product mix, expand our reach to customers and consumers of different profiles, mitigate exposure to specific market risks and enable us to derive more value from the biological assets in our value chain.

## OUR INNOVATION EFFORTS

A new level of innovation ambition

2019 | a renewed focus on innovation

A strengthened entrepreneurial & agile culture

2020+ building the future

In 2019 we developed 132 projects, delivering 233 new SKUs (stock keeping units)

Investing, responding to global trends and creating new categories

### REVENUE FROM INNOVATION: OUR TARGET (BRAZIL MARKET)


2018
2.5%
2019
3%

# ON OUR RADARS: INNOVATION ACROSS FIVE TRENDS

We have identified new ideas we may advance over the coming years in response to emerging trends, as part of our efforts to anticipate shifts in consumer patterns. These trends are:

**CONVENIENCE**
Pre-cooked or pre-baked products, or ingredients that make cooking more practical for people with a busy life, are gaining popularity.

**BALANCE**
Consumers in Brazil and worldwide increasingly demand a combination of product attributes that include nutrition, animal welfare, resource efficiency and traceability.

***PREMIUM/GOURMET***
In addition to staple products, it is important for companies such as BRF to invest in premium products (higher value-added cuts and sliced products) to satisfy the tastes of more demanding consumers.

**INDULGENCE AND PLEASURE**
Foods that combine nutrition needs with indulgence for moments of leisure and special occasions; product lines such as barbecue products, snacks and and special dishes are responsive to this trend.

***ON-THE-GO***
On-the-go snacks, a category in which we have invested since the launch of our *Salamitos* product, are an inevitable trend in major cities.

Our goal of deriving 10% of revenues from new products was translated into 132 projects delivering 233 new SKUs (stock keeping units), including 136 for Brazil and 97 for international markets.

**These included:**

- Sadia-branded day-by-day pork cuts
- Perdigão Na Brasa-branded seasoned pork cuts for barbecues
- Sadia-branded special pork cuts for Christmas

**New sub-brands**

- Sadia Speciale (raw ham and pepper-lined salami)
- Sadia Na Receita (diced, fillet and shredded chicken)
- Sadia Mac n'Cheese (a pioneer in the ready meals segment)
- A renovated range of Perdigão-branded frozen pizza

## OPEN INNOVATION

We also resumed our Open Innovation agenda. In 2019 we launched our BRF Hub platform, through which we will connect to startup ecosystems. We also created a program to capture science-based innovation from universities and education institutions. This initiative engaged 20 higher education institutions and captured 125 potential technologies.

## MARKET SHARE: STRENGTHS AND CHALLENGES

We are market leaders in all our product categories in Brazil. Brazilian consumers' preferred brands are, in the following order, Qualy, Sadia and Perdigão; Sadia is the most valuable brand in the food industry. We are also Brazilian market leaders in the food service segment and in the Top 3 in retail (sources: Kantar / Nielsen / BRF internal data).

Globally, we have a 12% share of the market for chicken protein. We account for 61% of hot dog exports from the Brazilian market. In addition, Sadia is the retail market leader in the Gulf region; Banvit is the number one brand in Turkey (39% of consumers); we lead Brazilian exports to Asia, with a 39% share of chicken exports to Japan and a 27% share of pork exports to China; and we are the undisputed leader in processed food exports from Brazil to Africa, with a 73% market share.

These figures are a source of pride, but also pose a challenge: that of protecting our leadership in a highly competitive market and investing substantially in research and development. We remain alert to the risks and threats in our different markets, and continue to invest to ensure each brand remains relevant and is recognized for quality, trust and day-to-day convenience.

## *MARKET SHARE*

### TOTAL BRF MARKET SHARE

| | |
|---|---|
| 2017 | 44.2% |
| 2018 | 45.2% |
| 2019 | 43.8% |

### MARKET SHARE – FROZEN PRODUCTS

| | |
|---|---|
| 2017 | 48.6% |
| 2018 | 48.7% |
| 2019 | 46.4% |

### MARKET SHARE – MARGARINES

| | |
|---|---|
| 2017 | 53.1% |
| 2018 | 53.6% |
| 2019 | 54.0% |

### MARKET SHARE – COLD CUTS

| | |
|---|---|
| 2017 | 51% |
| 2018 | 50.1% |
| 2019 | 49.5% |

### MARKET SHARE – LUNCHEON MEATS AND SAUSAGES

| | |
|---|---|
| 2017 | 37.7% |
| 2018 | 39.1% |
| 2019 | 37.2% |

*Since 1Q18 we have included the cash & carry channel in market share figures. In addition, we have included the following categories previously not covered in market-share figures; for luncheon meats and sausages: *frescal* sausages; for frozen products: hamburger patties, snacks, pies and portioned products (kibbehs and meatballs); for cold cuts: sliced products and meats. For ease of understanding and greater transparency, all historical data in this report includes these adjustments.

** Since 4Q18, the Becel brand has been excluded from market share data due to the termination of the joint venture between Unilever Brazil and BRF. Source: Nielsen Retail Two Month Report – Margarines and Frozen Products (data for October/November); Luncheon Meats, Sausages and Cold Cuts (data for November/December).

## GLOBAL PERFORMANCE

Sadia

### SADIA: THE GCC'S #1 BRAND*

| | |
|---|---|
| SADIA | 38% |
| | 16% |
| | 8% |
| | 7% |
| | 4% |

Banvit

### BANVIT: THE #1 BRAND IN TURKEY

| | |
|---|---|
| BANVIT | 39% |
| | 18% |
| | 13% |
| | 12% |
| | 8% |

*GCC: Gulf Cooperation Council

## IN BRAZIL: STRONG BRANDS FOR EVERY OCCASION

**Sadia**

**Attributes:**
Quality | Innovation | Convenience

**Value proposition:**
The more you get of Sadia, the better it gets

**Consumer preference***: 27.6

**Perdigão**

**Attributes:**
Flavor | Socialization

**Value proposition:**
Eating together has a Perdigão flavor

**Consumer preference***: 14.2

**Qualy**

**Attributes:**
Unique flavor | Emotional bond | Synonymous with quality

**Value proposition:**
Spreading good things around

**Consumer preference***: 51.4

* Source: Brand Tracking – Kantar Insights – 2019 2nd Quarter Results

We are market leaders in all our product categories in Brazil

### PARTNERSHIP WITH CLIENTS AND CONSUMERS GRI 102-43, 102-44

Transparency, communication and efficient service are imperatives in our relations with the market. Given the nature of our business, we communicate both with end consumers and with customers such as food processors, distributors and points of sale of different sizes, both in Brazil and globally.

We observe the Brazilian Consumer Protection Code and consumer and customer service standards and regulations in managing investments, projects and improvements in our businesses. We provide consumer service in different markets – Brazil, Chile, Paraguay and Uruguay – covering all brands and handling all interactions with consumers. Based at our Shared Services Center (SSC) in Itajaí (SC), our consumer service function is staffed by approximately 40 direct employees. Responses to consumer inquiries are given within 10 days.

We also have a strong presence in digital channels, supporting fast responses and closer relations with consumers. BRF has corporate (brf.com) and brand-specific (Sadia, Perdigão, Qualy, Perdix etc.) websites and accounts on social media platforms such as Twitter, LinkedIn and YouTube. Through these channels, we respond to inquiries and comments where possible and also provide tips, instructions and information on recipes, nutrition, health and the attributes of our products.

We have invested R$ 10 million in improving our consumer service channels and activities over the past two years. These investments have included implementation of Salesforce, a market-leading customer relationship management platform, and adoption of NPS, a methodology used globally to map out and capture customer perceptions.

We have set a target across all areas of reducing our volumes of complaints. In 2019 we achieved a 4% reduction in complaints related to product quality; in customer service, complaints declined by 13% in relation to Sales and 12% in relation to Logistics.

Our consumer service received a Net Promoter Score (NPS) of 75, a level considered "world-class". Our customer service for business partners saw significant improvement and doubled its NPS to 45.

In 2020 we will work to further improve the consumer and customer experience, as measured through NPS scores, our service levels, and our product and service complaint rates.

We are at all times focused on ensuring that all reports of quality and/or product safety nonconformities involving our products are adequately addressed in order to mitigate potential impacts on consumer health and wellness. We involve different functions, such as Quality and Legal, depending on the seriousness of each case; where we receive reports related to ethics

and integrity concerns, consumers are referred to our Transparency Channel, which investigates 100% of cases.

All cases involving product nonconformities are investigated by our Quality function, and we proactively address any underlying risks. In 2019 we announced a recall of fresh chicken meat (*read more further below*) and took all required preventive and risk mitigation measures in respect for our business partners and consumers.

The same principles of ethics, partnership and continual improvement apply to our relations with customers. As part of our commitments to Integrity, Quality and Safety, we have worked to give a voice to customers that purchase our products for further processing, distribution or sale; we currently have customers in more than 130 countries, ranging from bakeries to large retailers, medium- and large-size supermarkets and the food service sector.

Our customer base has seen significant growth over the last three years – we have a target of reaching 300,000 business partners in Brazil. In the food service segment, we added an additional 12 fast food chains and more than 40 new distributors to our customer base in 2019. We have also improved productivity in our logistics processes – one of the primary factors affecting customer satisfaction in the supply chain.

We monitor metrics such as On Time in Full (OTIF), the percentage of in-store spoilage, customer satisfaction, punctuality, perceived quality and display standards at points of sale. To further improve our performance, we have implemented a program called *+Excelência* (*read more in* Capital Expenditure and Allocation) through which we invest in technology, processes and engagement, as well as a Lean Program in logistics.

| INTERACTIONS HANDLED BY CONSUMER SERVICE | 2017[2] | 2018[2] | 2019[2] |
|---|---|---|---|
| No. of cases recorded (positive and neutral) (%)[1 6] | 38 | 46.6 | 69.2 |
| No. of cases recorded (negative) (%) | 62 | 53.4 | 30.8 |
| 1st tier service (%)[3] | 87 | 90.1 | 88.6 |
| No. of cases solved (%)[4 5] | 100 | 100 | 99 |
| NPS score (individual customers) | 66.2 | 73 | 75.2 |
| NPS score (commercial) | -27 | -18.5 | 5.1 |
| NPS score (logistics) | -17 | 6 | 23.4 |
| NPS score (products) | 45 | 40 | 57.2 |

Notes:

1 Negative interactions are complaints related to product/packaging quality.

2 Data is presented as a % due to data reliability issues.

3 1st tier service cases are all cases (neutral, positive and negative) handled by Customer Service without having to be escalated to any other department.

4 Cases that have been closed, with all stages of the workflow completed.

5 At the time of reporting, there were some cases still pending that had not been closed.

6 We now record cases involving requests for contact details, which has increased the total "neutral" and "positive" case count.

# HIGHLIGHTS

## Initiatives and recognition for CRM excellence

### *DR.BRF*

This channel was established in partnership with a health care provider to deliver special consumer service in response to complaints about intoxication and burns (even when not directly caused by our products). Consumers can schedule free appointments for medical care and advice at a convenient time.

### Listening to consumers

In response to multiple requests from consumers for us to launch a Qualy margarine container holder, the relevant departments developed a set of collectible Qualy-branded holders in line with our brand strategy.

### Closer engagement

We have continued to follow best practices in consumer service. Examples of this are our "Real-Time Customer Service" platform (executives can track customer cases), our "Talking to Consumers" program (managers and executives respond directly to consumers) and "*Rodas de Prosa*" – informal discussions with supervisors at our plants in Brazil. In 2019 we recorded more than 74 interactions.

### *Reclame Aqui Awards*

Our Sadia and Perdigão brands again won *Época Negócios Reclame Aqui* 2019 awards in the Food – Perishable and frozen products category. Sadia is now a five-times award winner (1st place). Our service agents were presented with the awards in person at the award ceremony, in recognition of our team.

## FOOD QUALITY AND SAFETY

**GRI 103-2, 103-3 | 416, 416-1**

Transparency in handling consumer safety information is an uncompromising commitment at BRF. Consumer safety is addressed directly by our leadership, including an overseeing vice president and a Quality and Sustainability Committee under the Board of Directors, which is focused on consolidating these matters at the highest level of corporate governance.

We have a Food Quality and Safety Policy, the BRF Quality System and a Hazard Analysis and Critical Control Point (HACCP) Program in place as key management tools. These policies outline requirements, principles and standards that guide our plants, farms, corporate offices and logistics and distribution activities. In year 2019 we prepared or revised 78 policy documents related to product quality and safety.

The requirements outlined in these documents apply to 100% of our significant categories, products and services and cover sanitary, regulatory and international food safety and quality compliance risks. Another important tool is BRF TIER, through which we assess our plants against environmental, legal and quality requirements.

Our quality management model is underpinned by two major principles: food safety and food transparency. The first principle relates to technical requirements to ensure the food we produce will not pose a risk to the health and safety of our consumers in the different markets where we operate. The second, a topic which has become top of mind in our industry, relates to how transparent we are in providing relevant information to our consumers and customers about how we produce, transport and market our food products.

We conduct periodic audits as part of the BRF Quality System (SQBRF) to ensure our operations and the broader supply-chain – including farmers, for example – are compliant with our quality standards. Following an annual calendar, technical teams visit our sites to assess compliance with corporate policies and regulations. In 2019 we conducted more than 133 audits on our poultry, pork, processed foods, animal feed, farming and logistics operations in Brazil.

BRF has certification procedures in place that undergo periodic audits involving each stage

**100%** of our plants underwent independent audits

**Food safety and food transparency** are among the principles in our quality management model

in the supply chain, from farms through food processing to laboratories. Currently 100% of our processing operations in Brazil are independently audited by appropriate authorities and we have market-appropriate quality certifications that are among our differentiators, including BRC, IFS, AloFree, Certified Humane and ISO 17025.

We are also audited by Brazilian and international regulatory bodies, including the Brazilian Ministry of Agriculture and Food Supply (MAPA), the Brazilian Health Surveillance Agency (ANVISA); the Turkish Ministry of Food, Agriculture and Livestock and the Abu Dhabi Agriculture & Food Safety Authority (ADAFSA). Our customers also perform independent audits on plants with export licenses in Brazil, Turkey, Malaysia and Abu Dhabi.

We prepared or reviewed 100% of the documents planned for year 2019. We also completed 100% of the internal audits planned for 2019. Reports are produced per audited process, and are then translated into action plans at each department to address identified nonconformities. Corporate standards are reviewed on demand to support continual improvement.

While our quality controls apply to our entire value chain, in recent years we have maintained a dedicated program to monitor the perceived quality of products that are especially strategic to our results and reputation, which we refer to as flagship products.

These products are monitored on attributes perceived by consumers, including packaging, appearance, smell, flavor and texture. Assessments are conducted for all products at our industrial units, and enhanced assessments are conducted for flagship products to ensure post-distribution quality.

Assessments are performed at our Innovation Center in Jundiaí (SP) by panels of trained sensory analysts who use the same tools our consumers use – the five senses. These assessments inform increasingly stringent standards for operations and enable us to deliver on our essence of offering increasingly tasty food products to our consumers.

In 2019 we announced a recall of 464.3 metric tons of Perdigão-branded chicken products due to the potential presence of *Salmonella enteritidis*. The appropriate authorities – the Brazilian Health Surveillance Agency (ANVISA) and the Ministry of Agriculture and Food supply (MAPA) – and the market were duly notified. The recall affected 164.7 metric tons of fresh chicken meat for the Brazilian domestic market and approximately 299.6 metric tons for the international market. The recalled products had been produced in October and November 2018 at our Dourados (MS) plant.

**BRF has a dedicated sensory quality monitoring program for our most strategic products, in line with our essence**

## RESPONSIBLE LABELING AND MARKETING

GRI 103-2, 103-3 | 417, 417-1

# Compliance with labeling regulations and responding to regulatory developments are important challenges in our risk management efforts in order to prevent sanctions and protect the reputation of our company and our brands

The packaging and raw materials used in our processes undergo a comprehensive assessment by our technical functions (R&D and Quality) for compliance with applicable regulations, and our manufacturing operations are audited in accordance with international standards.

We perform labeling compliance assessments on 100% of our products, raw materials and any packaging that comes into contact with our products.

Our labels in some cases contain additional information, such as recycling and waste segregation symbols and certification for specific markets (e.g. Halal markets). Sadia-branded products, in particular, contain information related to animal welfare and nutrition attributes.

Our standards cover the following matters:

- Outsourced components – (required) All outsourced products or services are subject to screening against our corporate standards;
- Content on substances causing adverse social and environmental impacts – (mandatory) All feedstocks used in our production process are required to be compliant with applicable regulations and undergo screening by our R&D, Regulatory, Quality and Procurement functions;
- Safe use of products or services – (mandatory) This is also addressed on our product labels;
- Product disposal and social and environmental impacts – product packaging contains instructions on recycling categories in accordance with ABNT NBR 13230.

In 2019 we had a total of 60 cases of labeling nonconformities, with six resulting in fines or penalties (applied by ANVISA) and 54 resulting in warnings. In general, these nonconformities related to nutritional information. There were no nonconformities related to marketing communications on consumer aspects, except for a case at the advertising regulator, CONAR, concerning one of BRF Brazil's TV commercials. GRI 417-2, 417-3

## PRESTIGIOUS CERTIFICATIONS GRI FP5

In 2019, our Campos Novos (SC), Concórdia (SC), Toledo (PR) and Lajeado (RS) operations secured their first certification for animal welfare in the pig-slaughter from the North American Meat Institute, whose chief contributor, Dr. Temple Grandin, is among the leading experts in animal welfare globally. These operations were audited by professionals accredited within the Professional Animal Auditor Certification Organization (PAACO) Program.

In addition, our Marau (RS) and Serafina Corrêa (RS) plants re-secured ALO Free (Agricultural Labeling Ordinance) certification. This certification is required for exports of raw materials to the Swiss market.

Our Marau operation was also audited in December 2019 for internationally recognized Global G.A.P. certification for good agricultural practices and animal welfare in poultry and animal feed production.

In 2020 three plants will undergo third-party certification for animal welfare in poultry slaughter. Our Chapecó (SC) and Faxinal dos Guedes (SC) plants will also reapply for Global G.A.P. certification.

## INTERNATIONAL FOOD SAFETY MANAGEMENT SYSTEM CERTIFICATIONS* GRI FP5

**Certification:** BRC

**End product/Raw material:** End product

**Plants:** Marau, Dourados, Lajeado Minuano, Serafina Corrêa, Chapecó, Capinzal

**Certification:** IFS

**End product/Raw material:** End product

**Plants:** Uberlândia (margarine), Dois Vizinhos, Rio Verde, Tatuí, Dourados, Paranaguá, Toledo, Videira, Lajeado Minuano, Concórdia, Chapecó, Capinzal and Marau.

**Certification:** Zero Antibiotics

**End product/Raw material:** Broiler chickens/end product

**Plant:** Lucas do Rio Verde

**Certification:** Certified Humane

**End product/Raw material:** Broiler chickens/end product

**Plant:** Lucas do Rio Verde

**Certification:** North American Meat Institute

**End product/Raw material:** Pork cuts/raw materials

**Plants:** Campos Novos, Concórdia, Lajeado and Toledo

**Certification:** National Chicken Council (PAACO)

**End product/Raw material:** Broiler chickens/raw materials

**Plants:** Chapecó, Concórdia, Capinzal and Toledo

**Certification:** Global G.A.P.*

**End product/Raw material:** *In natura* chicken

**Plant:** Marau

**Certification:** ALO Free

**End product/Raw material:** Broiler chickens/raw materials

**Plants:** Marau and Serafina Corrêa

*Our Marau (RS) and Serafina Corrêa (RS) sites were audited in December 2019 against the Global G.A.P. standard and were recommended for certification. The Global G.A.P. CFM certificate was issued in January 2020.

## NUTRITIONAL BALANCE

Due to the nature of our business, we produce products that are a part of consumers' everyday lives. These include processed and frozen foods, snacks, fresh meat products and special cuts that satisfy different consumer profiles and needs and achieve a delicate balance of convenience, flavor and adequate nutrition.

Through innovation, we continually improve the foods we produce in a way that mitigates potential impacts on consumer health. We develop portfolio improvements, either as a company or as an industry, to reduce the fat, sodium and sugar content in our products in accordance with applicable regulations and international standards.

Alongside the Brazilian Food Industry Association (ABIA), we have worked to support healthy nutrition in our industry for more than a decade. Our food products contain no added trans fats other than those naturally present in dairy products and beef. We have worked continuously to reduce sodium levels in our products, especially our meat products. In 2020 the industry targets we have agreed to with official organizations will be revisited. **GRI 102-13**

Among our ongoing challenges at BRF is refining our understanding of what healthy products are within our strategy and portfolio. Reducing sodium content is a particular challenge given that many of our product categories – including sausages, bacon and other meats – contain sodium for preservation and stability purposes, especially in non-refrigerated environments.

Overall we have made significant progress in recent years. In 2016 we announced an overall sodium content reduction of 30% in our portfolio, a move aligned with an industry target agreed between ABIA and different industry organizations. We also achieved reductions as part of a sodium reduction agreement with the Ministry of Health; in 2019, some reduction was achieved in our *mortadella* products. We have remained within the sodium limits under the agreement across most of our SKUs (products). Further reductions would either result in loss of quality or prevent production due to effects on flavor and reduced shelf life.

We remain committed to reducing sodium content and have conducted studies to develop proprietary technologies for reducing sodium and fat levels without affecting the sensory attributes and safety of our products. For the past 10 years we have also worked to increase sales of products with enhanced attributes in terms of fats, sodium and sugar, as well as products fortified with vitamins and minerals.

In 2019, vitamins were added to some margarine products through our new Qualy Vita product range. Together, these products accounted for 1.6% of our margarine sales from January to December 2019. No BRF products other than Miss Daisy desserts contain significant quantities of sugar. With Miss Daisy desserts representing less than 0.5% of processed product sales, reducing sugar content in these products is not part of our short-term strategy. **GRI FP7**

Innovation helps us to continually improve the foods we produce and mitigate potential impacts on consumer health

**PERCENTAGE OF TOTAL SALES VOLUME OF CONSUMER PRODUCTS, BY PRODUCT CATEGORY, THAT ARE LOWERED IN SATURATED FAT, TRANS FATS, SODIUM AND ADDED SUGARS (%)[1] GRI FP6**

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Hams | 1.27 | 1.15 | 0 |
| Hot dogs | 0.57 | 0.51 | 0 |
| Breaded meat products | 0.27 | 0.24 | 0 |
| Sausages | 2.68 | 1.05 | 0 |
| Seasoned meats | 0.5 | 0.17 | 0 |
| Smoked and cured meets | 0.26 | 0.24 | 0 |
| Hamburger patties | 0.1 | 0 | 0 |
| Ready-to-eat meals | 0.41 | 0.19 | 0 |
| *Mortadella* | 0 | 0 | 0.75% |

1 Sodium is a molecule that contributes to osmotic balance in the body, and excessive sodium is one of the primary factors in high blood pressure.

* The percentage is for the product category and not for BRF overall.

CAPITALS

# FOR OUR TEAM GRI 102-2, 102-3 | 401

## With a multicultural team, we work to support development, diversity and well-being at the workplace

**Essence, culture, integrity and *turnover*** were some of the fronts we progressed on in 2019

BRF's scale and global presence create a significant management challenge, but also differentiation in the strength, multicultural diversity and potential of our human capital. Our workforce currently numbers 93,000 people, of which 93% are based in Brazil and 7% in other countries. Around 86% of our employees work in Operations and Sales functions.

We have people of 98 different nationalities across our administrative, agricultural, distribution and sales operations. Despite our diversity of experience and culture, we work to ensure we are not only aligned with the BRF Essence but also respectful of each employee's beliefs and perceptions.

Our management of human capital at BRF uses a crosscutting and integrated approach to issues such as attracting, retaining and managing talent, health, safety and diversity. BRF's strategic plan for Human Resources is currently based on four pillars:

- **Inspiring Leadership:** Maintain consistency and stability in our leadership team and structure in order to engage and encourage high performance and the behaviors expected of the organization;
- **Developing Talent:** Establish a supportive environment for identifying, developing and retaining talent, encouraging high performance and sustaining the business;
- **Culture of Excellence:** Develop an efficient organization with a high-performance, merit-based culture, leveraging best practices in people management;
- **BRF pride:** Promote employee engagement and alignment around our strategy, and create a safe and wholesome environment supported by best practices in human resources and recognition.

In 2019 we achieved especially positive results in retention, with turnover declining both among employees and in senior management, and well as consistent improvement in health and safety indicators and significant milestones in building our Essence.

As we continued to advance the restructuring plan we initiated the previous year, we implemented a number of changes in the composition of our workforce. With a focus on our Brazil, Asian and Islamic markets, we rescaled and redesigned our processing, administrative and logistics and sales operations at some business units.

During the year, we announced the sale of our assets in Europe and Thailand; we also sold assets in Argentina. These changes reduced our workforce by approximately 10,000 employees. The indicators we present below represent our workforce on the last day of the year. GRI 102-10

In 2019 we recorded 38,000 hours of equipment downtime in our production lines as a result of market closures and changes in supply and demand. Consequently, approximately 1,000 employees were laid off between May and August, and employment contracts were either terminated and/or suspended. These decisions, which were required as part of efforts to reverse our results of operations, were supported by open dialog with our people and have prepared the business for a new cycle of growth in 2020.

Year 2019 presented a number of challenges, which included mobilizing and engaging our team around our strategic objectives of building a financially solid and healthy company that delivers consistent value and results.

## OUR TEAM AT A GLANCE GRI 102-8


2017
MEN
63,351
WOMEN
42,057
2018
MEN
66,928
WOMEN
40,856
2019
MEN
59,380
WOMEN
35,375

## EMPLOYEES BY REGION (2019)


88,028
Brazil
151
Asia
10
Africa
189
Europe
44
Latin America
6,333
Middle East

### TOTAL WORKFORCE BY EMPLOYMENT CONTRACT AND GENDER* GRI 102-8

| | 2017 | | | 2018 | | | 2019 | | |
|---|---|---|---|---|---|---|---|---|---|
| Contract type | Men | Women | Total | Men | Women | Total | Men | Women | Total |
| Indefinite term | 52,822 | 34,611 | 87,433 | 51,941 | 32,893 | 84,834 | 52,263 | 33,347 | 85,610 |
| Definite term | 297 | 153 | 450 | 212 | 198 | 410 | 297 | 230 | 527 |
| Employees outside Brazil | 9,495 | 6,531 | 16,026 | 13,970 | 6,782 | 20,752 | 5,954 | 773 | 6,727 |
| Interns and apprentices | 737 | 762 | 1,499 | 850 | 983 | 1,788 | 866 | 1,025 | 1,891 |
| **Total** | **63,351** | **42,057** | **105,408** | **66,928** | **40,856** | **107,784** | **59,380** | **35,375** | **94,755** |

* Not categorized by type of contract in non-Brazil markets.

## For more

Workforce indicators, including turnover and composition, see the *Appendix*

## CULTURE, SENSE OF BELONGING AND CAREERS

The collaborative process through which we built our Essence was initiated in mid-2018 and included a reorganization of our senior leadership team and definition of our core commitments: Safety, Quality and Integrity. As part of the process, more than 300 people from different stakeholder groups provided inputs through interviews and focus groups to help define our Essence and the culture needed to achieve our business goals. Given the complexity of our business and the highly competitive environment in which we operate, it is vital that we achieve recognition as a preferred employer with a strong, integrated and positive culture.

58% reduction in turnover in our senior leadership team

5 doctoral researchers joined the Agricultural PhD program

We have established a set of aspirational targets that will move us forward toward our goals. Our aspiration is to be recognized as Brazil's best workplace by 2023. We have invested in the development and revitalization of our organizational culture, in training our leaders, and in compliance processes and initiatives – the foundation underpinning our transformation.

We have also evolved on diversity issues through an effort to improve on ethnic, racial, gender, cultural and other forms of diversity. BRF's workforce spans different generations – 30.6% of our employees are under 30 – and we believe we have a role to play in helping to meet their different development needs.

Recent high turnover rates have galvanized the Company to implement initiatives to attract and retain our employees, support them in building their careers, and maintain our human capital. In 2019 we succeeded in reducing turnover in the senior leadership team (VPs and executives) by 58%, and the turnover overall in Brazil by 7%.

As part of our efforts to build engagement, retain top talent and make BRF more competitive in the Brazilian and international job market, we have implemented a variety of initiatives to attract and retain employees, including the following programs:

- Internship Program – In 2019, 608 new interns were recruited across different functions; through a new development program, these young talents were prepared to fill positions across BRF.
- Fast-Track Program – This corporate program accelerates the development of high-performance professionals, preparing them for leadership positions. In 2019, 30 specialists were recruited. All participated in an 18-month development program to prepare selected candidates for management and consulting positions;
- Agricultural PhD – This initiative aims to recruit and develop talent with high academic potential to drive competitive advantage in our agricultural research teams. Five doctoral researchers were hired as part of the program. The selected researchers are active in the following fields: animal nutrition, genetics, animal husbandry (poultry and pork) and preventive veterinary medicine.
- Trainee Program – With dedicated pathways for Supply and Operations (food processing and agriculture), Quality (Laboratory and Quality Assurance) and Commodities, our trainee program selected 44 new professionals (59% of whom were women) with up to two years of university training. The many former trainees from previous programs who now hold coordinator, supervisor and senior leadership positions at BRF are a testament to the effectiveness and quality of our training program; the nearly 15,000 candidates in this year's program demonstrate our ability to attract talent from the market.
- Leadership Development Program – This program trains our executives on key business topics. A highlight in 2019 was a leadership meeting held in the second half of the year to validate the BRF Essence;
- High-Performance Cycle – These assessments provide inputs for employee development and merit-based recognition, bonuses, internal recruiting and succession. The program covers all levels of management and leadership. In 2019, 11,000 employees and leaders were assessed within the program;
- Operational performance assessments – These assessments, originally for operations employees only, have been gradually extended to additional employee groups. Currently 12,000 operations employees, including Sales, Logistics, Quality and Lead Operator employees, are assessed. In addition, a pilot program has been implemented at our Rio Verde (GO) plant in which 6,000 operations employees (other than Lead Operators) are being assessed. Following the pilot, the model will be rolled out to other operational units.

## BENEFITS GRI 401-2

We provide a range of benefits to employees, both voluntary and mandatory under collective bargaining agreements. Our employees in Brazil are currently entitled to the following benefits:

- Length of service recognition programs
- Transportation tickets
- Grocery cards or groceries
- Meal cards or cafeteria service
- Health insurance
- Dental insurance
- Private pension
- School allowance
- Daycare allowance
- Life insurance
- Discounts on products
- Sports associations (available only at some sites)
- Discounts at fitness centers and pharmacies
- Extended parental leave
- Gifts on special occasions and for children up to age 10

Employees in Brazil and in some other geographies are also covered by our length of service recognition program, called *Nossa Gente, Nossa História*, which honors employees completing 10 to 50 years of service. In 2019, more than 7,000 employees were recognized. Some of the listed benefits, such as daily meals, are not available to all employees depending on the type of employment contract, the nature of the position/role or the unit where the employee works.

Globally, we ensure we are compliant with all applicable laws and regulations on employee leave; in Brazil, we joined the *Empresa Cidadã* initiative in 2018, and now offer longer periods of paternal leave.


brf

## Labor relations GRI 102-41

We communicate openly and regularly with labor unions, federations, and other associations representing our employees across different professional categories. In 2019 we negotiated collective bargaining agreements with 76 unions throughout Brazil. A total of 83 collective bargaining agreements were signed containing provisions on pay raises, benefits, entitlements, rights and obligations. Six category-specific Collective Bargaining Agreements were concluded. Collective bargaining with labor unions occurs every 12 months at a category-specific time of year.

In countries outside Brazil, we observe local legislation and, where any employee categories are represented by unions, we extend collective bargaining agreement coverage to 100% of employees. With the exception of the Middle East, where labor unions are not a part of the local culture, our employees are all represented by unions.

### DIVERSITY: CHALLENGES AND CONTEXT

**GRI 102-2, 102-3 | 405**

We remain committed to the principle that culture, race, religion, generation, gender, sexual orientation, deficiencies and life experiences provide a diversity of perspectives that positively affects the business, drives innovation and employee engagement, and delivers on our social commitment.

We periodically conduct studies on diversity and, since 2018, have implemented improvements on gender issues in support of the UN Sustainable Development Goals (SDGs). We are engaged around increasing the percentage of women in leadership positions, improving employee well-being and respecting gender and sexual diversity.

In 2019, we further strengthened our commitment to diversity by creating a global Diversity & Inclusion function within the Human Resources department that will provide strategic insight into our practices throughout the organization, influence programs to attract and manage talents, and engage our employees in creating a more inclusive work environment.

We also conducted an assessment to identify opportunities and challenges in pursuing our Diversity & Inclusion journey. Through the assessment, we identified pillars that were brainstormed by employees in interviews and focal groups. The identified pillars are: gender, people with disabilities, cultures and generations, ethnicities and LGBTQ (lesbian, gay, bisexual, transgender, queer gender). Based on those pillars, priorities were then set and communicated.

Events were organized in March 2019, with more than 2,000 employees participating in person and online, to raise awareness about the Company's current efforts and the socio-demographics of minority groups. Gender discussions are also organized with partners and guest speakers to explore new ways of increasing the presence of women in leadership positions. Reflecting these initiatives, in 2019 the number of executive board positions held by women increased from 2 to 6, and women in leadership positions increased from 18% to 25%.

Diversity is a collective endeavor with different agents and influencers, both internal and external. Recognizing this, we recently created a network of Diversity Ambassadors – a group of more than 300 employees who share their local experience, provide insight into relevant issues, and work with their local HR teams to organize and promote diversity activities.

As a result of these and other initiatives to attract and retain diverse talent, we have become a company with a diversity of nationalities; BRF's local workforce includes people from more than 30 different countries. Significant efforts have been made to hire immigrants, who now fill more than 3,500 positions – mostly Haitians, Senegalese and Congolese. In 2019 we began hiring Venezuelan migrants in partnership with UN Migration and with the direct involvement of the BRF Institute and HR, strengthening our social commitment to developing our workforce.



### AVERAGE HOURS OF TRAINING BY GENDER

GRI 404-1


MEN
2018
19.3
2019
23.3
WOMEN
2018
12.9
2019
16.7
AVERAGE
2018
16.8
2019
20.9

**30,000**

employees have access to multiple learning platforms

## BRF ACADEMY GRI 103-2, 103-3 | 404, 404-2

2019 was a significant year for us in corporate education. As part of efforts to develop the skills needed to become a high-performance organization, we ended the year with a total of 1,976,044 hours of training – covering both technical and behavioral skills as well as safety, health, integrity, ethics and sustainability.

Since 2018, our corporate University – BRF Academy – has provided business and leadership training across different functions and levels of the organization. In addition to the Academy, we also provide legal and institutional training and invest in external learning activities, such as partial or full scholarships, based on an analysis of talent development needs to support improved business results.

In 2019 our focus was on designing and implementing learning pathways for sales and operations staff, providing learning programs that are aligned with our business strategy and employees' career objectives. We also train facilitators and content creators to accelerate delivery of virtual and/or in-person training content. Progress was also made on creating leadership development content within our cultural transformation efforts. The indicators with the highest impact were not hours per person, but academy-, program- or pathway-specific indicators.

We continued our strategy of providing multiple platforms for learning, including our Digital Academy – which is available to around 30,000 employees – and Corporate University academies offering classroom-based courses and grants for education, including undergraduate education. In total, we have developed more than 290 Digital Academy content assets (courses, videos, materials) and five role-specific learning pathways in our business academies, and have invested R$ 410,000 in grants for language and undergraduate courses.

In 2020 we will continue to develop the newly launched training pathways with new content, and expand our training audiences through additional business academies that are being implemented. We will also work to expand our offering of multi-platform learning solutions, including additional content for our Digital Academy, LinkedIn Learning and Get Abstract licenses, a new learning portal, and grants for graduate education.

## HEALTH AND SAFETY

**GRI 102-2, 102-3 | 403, 403-1**

Safety is an uncompromising commitment. The life and well-being of our employees comes before any business goals or targets. We promote a risk management culture in our work routines and implement initiatives to ensure the well-being of our employees.

Safety is a shared responsibility at BRF. Each group has well-established roles and responsibilities. All employees work together to ensure that risk management tools, practices and routines are implemented with operational discipline. The principles, standards and requirements in place at BRF are aligned with international best practices and the laws and regulations of the markets where we operate.

Our occupational health and safety (OHS) indicators, targets and programs are informed by periodic risk assessments directly involving our leadership team. OHS activities at BRF include setting OHS targets, developing KPIs, monitoring and controlling high potential risks, auditing our operations and exercising governance through occupational health and safety committees.

BRF has an OHS system that is integrated with our broader management system so that OHS management is consistent and participatory. This ensures that all levels of the organization are engaged in achieving compliance with our policies, principles and legal requirements. Our OHS system has mandatory, basic, intermediate and advanced levels of implementation, and our OHS strategies cover aspects that include methodologies, facilities and organizational culture. BRF has set targets that determine our leadership team's variable compensation; OHS committees; established corporate standards and procedures, and an OHS agenda that supports risk prevention, employee engagement and thorough investigation of all accidents and incidents.

Currently 100% of our employees are represented by formal health and safety committees. All departments and processes have forums at some level to ensure that work is monitored and controlled, including for third-party employees. BRF has multiple committees and forums on OHS, including: OHS committees of vice presidents, regional directors, executives and business units; technical working groups on regulatory standards and potential risks; the Executive Committee, with representatives including vice presidents and the Health and Safety Officer; the Operations Committee (COU), statutory Internal Accident Prevention Committees (CIPAS) and fire response teams. All collective bargaining agreements with labor unions address health and safety when applicable.

Health and safety risk management is ubiquitous at BRF across all functions and geographies. Plant and farm employees are exposed to the highest occupational risks, especially ergonomic risks. We work to minimize tasks posing risks to our team, and have operational and administrative controls in place to either eliminate or minimize risks and ultimately occupational injuries, illnesses and deaths. All incidents and near misses are investigated.

Reflecting our approach to safety as an uncompromising commitment at BRF, we have seen improvement in several safety indicators, including a 14% reduction in lost-time injuries and a 57% decline in injury severity rates in 2019.

Logistics is another area of focus given the extensive distances that BRF and third-party employees cover in transporting our products and raw materials. We have a Transportation OHS program through which all logistics partners are assessed on OHS indicators and compliance with our corporate standards on health, safety and the environment, driver assessment criteria, and logistics excellence.

> Health and safety risk management at BRF spans all functions and geographies

### RISK MANAGEMENT GRI 403-3

We are aware that some of our employees are exposed to risks that are inherent to our operations. We continuously monitor ergonomic and injury risks and implement technical, operational and administrative strategies to address them. In 2019 we eliminated 537 tasks creating ergonomic hazards and potentially causing occupational illnesses. In 2020 we will track progress on our targets using a new management system that will measure not only core indicators, but also the supporting indicators at each stage.

537
ergonomic hazards eliminated

100%
of our employees are represented by formal health and safety committees

We collect and manage OHS data in accordance with NBR 14280 and applicable corporate standards. Our injury rates cover categories established in OSHA methodology; deaths are included in injury rates; in calculating lost days, "days" means "calendar days"; days lost begin counting the day after the injury occurred.

In 2019 our injury rate figures increased as a result of our adoption of OSHA criteria for injury classification, which include first-aid cases. We have also continued to progress on measuring injury rates and identifying problem areas involving third-party employees. These controls will continue to be used in 2020, and the resulting data can then be compared against 2019 to identify trends.

### FORMAL AGREEMENTS GRI 403-4

Health and safety issues are addressed in routine discussions and in our collective bargaining agreements with labor unions. In Brazil, all employees are covered by collective bargaining agreements. Outside Brazil, we observe the applicable labor laws and regulations of the countries where we operate. In our operations outside Brazil – except the Middle East, where there are no labor unions – all employees are represented by unions.

### EMPLOYEE HEALTH AND SAFETY INDICATORS BY GENDER GRI 403-2

| | 2018 | | | 2019 | | |
|---|---|---|---|---|---|---|
| | Men | Women | Total | Men | Women | Total |
| Lost-time injuries | 205 | 81 | 286 | 124 | 85 | 209 |
| Lost-time injury rate | 1.47 | 1.03 | 1.19 | 1.18 | 1.38 | 1.25 |
| No-lost-time injuries | 3,051 | 1,126 | 4,177 | 2,827 | 1,288 | 4,115 |
| No-lost-time injury rate | 21.99 | 14.43 | 19.25 | 26.87 | 20.95 | 24.7 |
| Severity rate | 126 | 91 | 113 | 97.07 | 18.12 | 67.95 |
| Occupational disease rate | 0.14 | 0.70 | 0.45 | 0.19 | 0.50 | 0.31 |
| Absenteeism rate | 1.92 | 3.28 | 2.43 | 1.20 | 2.35 | 1.63 |
| Number of fatalities | 0 | 0 | 0 | 1 | 0 | 1 |

*Data for Brazil, including first aid cases.
** In 2019 our injury frequency rates were affected by a 50 MM reduction in MHW compared to 2018 as a result of layoffs and furloughs.

Safety is an uncompromising commitment at BRF. The life and well-being of our employees comes before any goals or targets

CAPITAL

# FOR THE SUPPLY CHAIN

## Our suppliers, including grains, agricultural, services and logistics suppliers, are covered by programs addressing environmental, social and governance (ESG) issues

**GRI 102-9, 103-2, 103-3 | 204, 103-2, 103-3 | 308-1, 103-2, 103-3 | 408, 103-2, 103-3 | 409-1, 103-2, 103-3 | 414-1, FP1, 408-1**

As a global food company, BRF has approximately 37,000 business partners in Brazil and in other countries where we operate, forming a complex supply chain that involves procurement processes, requests for quotes, trading in different markets and significant expense and investment.

We have a Supply Chain Monitoring Program to ensure that core values such as ethics, animal welfare, social and environmental compliance and operational safety are adhered to by our business partners. We work to disseminate a responsible business model that includes managing social and environmental risks, and to engage our business partners around our business strategy.

Most of our suppliers are screened against environmental and social criteria during onboarding.

Suppliers are divided into the following three major groups, all of which are required to comply with our procurement policies and requirements established by the Ministry of Agriculture and Food Supply (MAPA) (for companies in Brazil) and by regulators in the markets where we operate:

- Procurement: suppliers of packaging, ingredients and inputs, utilities and services in general (IT, public utilities, logistics services), CAPEX and MRO (maintenance, repairs and operations) materials, and other.
- *Commodities:* grains, meal and oils.
- *Integrated outgrowers*: livestock farms.


37,000
business partners form our supply chain



# SUPPLIER ALIGNMENT

Each supplier group we do business with has a dedicated supplier management program, (environmental, social and economic) risk monitoring processes, and programs to drive engagement around our culture. We ensure that all suppliers are compliant with our Supplier Code of Conduct, Related Party Statement, Health, Safety and Environment (HSE) Policy and Transparency Manual. BRF's logistics operations have specific supplier management methodologies in place, including our Integrated Supplier Management (ISM) Program.

In 2019 we made significant progress in implementing our Operational Excellence System (OES) in the agriculture value chain. This initiative aims to achieve a new level of excellence and quality, optimize logistics costs and improve lead-time predictability in our agricultural processes, through a standardized, simplified and unified approach that engages people around achieving sustainable results. In the supply chain, we revisited our internal procurement and onboarding procedures to address weaknesses and risks relating to third parties, including social and environmental aspects. We have clearly articulated criteria for all employees involved in procurement, covering aspects such as environmental risks and compliance with standards and regulations.

We published and disseminated to our functions an OES e-book that identifies our critical suppliers and contains detailed guidelines on required environmental due diligence processes.

All supplier agreements contain provisions on social and governance matters related to compliance, as well as references to our Code of Conduct, good social and environmental practices and our commitment to fighting corruption. They also contain provisions on subcontracting and mitigating risks for child labor and forced labor. An automated system measures supplier performance on an annual basis. This tool is also used to track suppliers' performance status on a monthly basis and indicators included in our Compliance Index.

Our approach to supplier management also addresses issues such as sustainability criteria (which are mandatory for onboarding); our dependence on animal feed inputs, animals for slaughter, ingredients and packaging; climate change; and the political, cultural and legal implications of our presence in different markets.

All BRF suppliers are subject to post-procurement assessments by each operation on a monthly basis to ensure that suppliers are complying with their labor obligations, including licenses, taxes, employment records, social security and Government Severance Indemnity Fund (FGTS) contributions. We require that suppliers provide supporting documentation including payment forms, clearance certificates and proof of tax and social security payments. We also assess suppliers for potential violations and relations between suppliers and contract owners.

No instances of child labor were recorded in 2019.

All supplier agreements contain provisions on social and governance matters related to compliance

# Suppliers are divided into the following three major groups, all of which are subject to our procurement policies

**OUR SUPPLY CHAIN** GRI 102-9, FP1

| | Profile and categories | Geography | Number of partners | Percentage of purchased volume from suppliers compliant with the Company's sourcing policy |
|---|---|---|---|---|
| Agricultural | Livestock farming | Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Goiás, São Paulo and Turkey. | 9,587 | 100% |
| Procurement[1] | Direct<br>Indirect<br>Shipping<br>Partnerships<br>Logistics | South Africa, Germany, Andorra, Antilles, Saudi Arabia, Australia, Austria, Belgium, Bulgaria, Canada, Chile, China, Cyprus, Singapore, Colombia, Croatia, Denmark, United Arab Emirates, Slovakia, Spain, United States, Philippines, Finland , France, Greece, Netherlands, Hungary, India, Ireland, Iceland, Israel, Italy, Japan, Kuwait, Lebanon, Liechtenstein, Lithuania, Malaysia, Morocco, New Zealand, Oman, Panama, Paraguay, Poland, Portugal, Qatar, United Kingdom , Czech Republic, Serbia, Sweden, Switzerland, Thailand, Turkey, Ukraine, Uruguay and Brazil (the following states: Acre, Alagoas, Amapá, Amazonas, Bahia, Ceará, Federal District; Espírito Santo, Goiás, Maranhão, Minas Gerais, Mato Grosso do Sul, Mato Grosso, Pará, Paraíba, Pernambuco, Piauí, Paraná, Rio de Janeiro, Rio Grande do Norte, Rondônia, Rio Grande do Sul, Santa Catarina, Sergipe, São Paulo and Tocantins). | 8,749 | 95% |
| Grains, meal and oils | • Farms: inputs purchased directly from farms (83% of total suppliers)<br>• Commodity merchants: medium-sized companies trading in commodities (grains)<br>• Trading companies: large-sized companies trading in grains<br>• Cooperatives: not-for-profit civil/commercial organizations formed by groups of farmers | Brazil (Bahia, Goiás, Minas Gerais, Mato Grosso do Sul, Mato Grosso, Pará, Piauí, Paraná, Rio Grande do Sul, Santa Catarina, São Paulo and Tocantins) | 2,185 | 100% |

1. The number of suppliers declined from 2018 to 2019 due to certain suppliers being blocked for failing to sign the BRF Code of Conduct, which was strictly enforced in 2019. Our operations in Argentina were discontinued.

## HOW WE MANAGE OUR SUPPLIERS

### *PROCUREMENT*: EFFICIENCY AND COST REDUCTION

We have procurement teams based in Brazil, the Middle East, Turkey, Europe and China, allowing us to use a combination of globalized and regionalized procurement strategies as appropriate for each category.

Regional procurement helps to improve logistics cost effectiveness, lowering the overall cost of raw materials. This is particularly important given that our business relies on large volumes of agricultural commodities to produce animal feed. Our main local suppliers supply a variety of direct and indirect materials, including corn and soybeans, poultry and hogs.

Continuous cost reduction is an absolute priority for our procurement team, and progress in this area has been made by building closer relations with suppliers. This strategy supports sustainable partnership, deployment of new technologies and value engineering projects.

We have embarked on a technological transformation journey in our procurement process with the implementation of SAP Ariba, which has centralized processes on a single platform in a way that improves process compliance. Supplier onboarding is also performed on the platform, including document reviews, acceptance of our Code of Conduct and Related Parties Policy, and monitoring of compliance with legal requirements and internal standards for suppliers operating on our premises.

The procurement process is audited internally (using a proprietary system) by our Internal Controls (processes) and Corporate Audit (standards, legislation, SOx) functions, as well as by independent auditors.

For suppliers in categories such as laundry, waste collection and disposal, and log transportation, the Procurement onboarding team requests the relevant supplier's environmental license in addition to standard onboarding documentation. BRF's Supplier Quality function performs site visits to suppliers' facilities to support improvements in process and product quality. Suppliers are also audited on requirements related to their own quality and process management.

Our quality management and improvement program, coupled with enhanced compliance efforts, closer team engagement, more agile technologies and systems, and good practices in global procurement (including Annual Sourcing Plans, Strategic Sourcing, Electronic Auctions, etc.), have made our procurement and supplier management process better aligned with international industry best practice.

We have embarked on a technological transformation journey in our procurement process with the implementation of SAP Ariba, which has centralized processes on a single platform

### LOGISTICS: OPPORTUNITIES AND SAFETY

Logistics and trucking services account for a significant part of our costs, with some impressive figures: our fleet of 8,600 trucks with 11,200 drivers and assistants covers 47 million kilometers per month.

There are opportunities for us to reduce the negative impacts from logistics, thereby improving our reputation with customers and the broader market. Supporting this goal, our Transportation Health, Safety and Environment (HSE) Program is an important enabler of initiatives to reduce accidents and environmental impacts, tackle roadside sexual exploitation of children and adolescents, and achieve compliance with Act 13103/15, which contains regulations on the truck driver profession in Brazil.

We have corporate standards providing guidance on managing logistics partners, including our HSE Policy, vehicle inspection and driver assessment procedures, our Integrated Supplier Management (ISM) Program, which covers both primary logistics and agricultural suppliers, and a specific standard on road accident investigation and analysis.

Our trucking freight contracts, except spot contracts, all conform to our Code of HSE Requirements. Trucking companies are required to implement our ISM Program at their companies, including requirements on compliant smoke emissions and waste disposal (oil, batteries and tires).

We also have a set of safety-related procedures in place, including driver assessments, vehicle inspections, and emergency response

plans and accident and incident investigations. Before onboarding, transportation suppliers are screened against health and safety requirements.

BRF's ISM Program, covering trucking companies in the primary, agricultural and secondary segments, provides guidance on business profitability and sustainability and includes a BRF-validated emissions self-assessment tool.

All our trucking suppliers sign a commitment to implement safety management across primary, secondary and agricultural operations. A software system identifies alternative routes to reduce average distances traveled per trip, providing both logistics and environmental benefits in our operations. In animal feed transportation, trucks are fitted with a system that cuts out the engine if their discharge chute is raised. This prevents the discharge chute from striking overhead power lines along the route.

In safety, we have continued to implement on-board technology including sensors to monitor driver fatigue and telemetry systems that minimize the risk of accidents and incidents.

We have also installed an Alertness Room—a container salvaged from an accident that has been transformed into a light treatment room and installed in the Posto Russi on the BR-470 highway, near kilometre 128, in Lontras (SC), southeastern Brazil. Night drivers often experience reduced or poor-quality sleep, which can lead to fatigue, irritability and cognitive disorders, and the risk that they can become drowsy while driving and cause serious accidents.

In light therapy, a 3,000 to 5,000 lux light source simulates daylight and interrupts the production of melatonin (sleep hormone), making drivers more alert and well disposed for the journey ahead. Currently, 10 of our plants use the BR-470 highway for exports through the ports of Itajaí, Navegantes and Itapoá, and an average of 154 BRF truck drivers travel down the highway on a daily basis. Since implementing the project, there have been no further accidents in the highway section and during the time period covered by the light therapy room.

### *COMMODITIES*: CRITERIA-BASED NEGOTIATION

Our food production operations are directly dependent on procurement and trading in commodities (grains, meal and oils) in different markets. We source approximately 52% of our commodities from within the states in which they are consumed. BRF has procedures in place for managing the social, environmental and compliance risks that can affect the business, and we explore potential opportunities for development in different locations.

Sourcing from suppliers near the Amazon biome is an especially critical process due to the risk of deforestation. In high-risk areas, we do business only with suppliers that meet environmental criteria that are monitored by Brazil's environmental agency, IBAMA. Soy-based products are sourced only from members of the Brazilian Association of Vegetable Oil Processors (ABIOVE) and the Brazilian Association of Grain Exporters (ANEC), which currently represent 94% of the soybean volumes traded in Brazil. Both associations have subscribed to the soy moratorium and undertaken to take effective action to contain deforestation in the Amazon biome. The soy moratorium is an agreement – involving organizations representing soy growers, companies, NGOs and governments – not to source soybeans from farms established through deforestation within the Amazon.

Since October 2019, all new commodities suppliers have been required to read and digitally sign sustainability program documents as a requirement for onboarding and receiving purchase orders. In addition, BRF has access to blacklists published by the Brazilian environmental agency, IBAMA, in order to prevent violations involving suppliers.

Other tools include the BRF Supplier Code of Conduct, which contains guidelines on environmental and social management and is disseminated to all commodities suppliers, and our Supply Chain Monitoring Program. The onboarding department provides two weekly reports on blacklist searches in Brazil. If a supplier has been included in any of the blacklists described above, their contract is terminated immediately. BRF will only resume business with blacklisted suppliers after they have produced clearance certificates issued by the relevant agencies.

**52%**

**of our agricultural commodities are sourced from within the states in which they are consumed**



## Partnership with CFA: forests and agriculture

In 2019, BRF formalized a partnership with the Collaboration for Forests and Agriculture (CFA), an initiative that helps companies to structure zero-deforestation beef supply chains in the Amazon and Cerrado regions in Brazil, and in the Gran Chaco region spanning Argentina and Paraguay. The initiative is part of a collaboration between the National Wildlife Federation (NWF), The Nature Conservancy (TNC), the World Wildlife Fund (WWF) and the Gordon and Betty Moore Foundation.

Recognizing our role in promoting sustainable development throughout the supply chain, BRF has engaged around aspects such as ensuring environmental compliance in our processing operations, developing suppliers and integrated outgrowers, respecting and valuing employees, and subscribing to voluntary commitments in this area.

Our partnership with CFA has enhanced our knowledge about our suppliers' social and environmental impacts, helping us to assess our current initiatives and identify areas for improvement to ensure we are aligned with key trends and best practices in supply chain management, while taking into account the complexity and dynamics of our supply chain.

For further information about CFA, visit *www.moore.org*.

### INTEGRATED OUTGROWERS: OUR FARMING PARTNERS

Our history as a company with a passion for producing food products is intimately connected to the 9,500 integrated outgrowers supplying the poultry and hogs we require for our operations. Over the years, we have worked to make our supply chain more sustainable – and our integrated production system helps to ensure that outgrowers (in eight states in Brazil and in Turkey) are 100% integrated and regionalized.

These partners receive our BRF Transparency Manual and Supplier Code of Conduct, which contain guidelines on social, environmental, ethics, compliance and human rights aspects. BRF's team of rural extension technicians visits 100% of outgrower properties to assist and advise them on business management and animal raising.

All integrated outgrowers and candidates undergo due diligence using a Compliance Questionnaire to identify whether they are Politically Exposed Persons or have any business or kinship relationship with BRF employees and/or suppliers.

They also undergo a sustainability assessment across the economic, social and environmental dimensions within our Operational Excellence System (OES), in accordance with our Outgrower Network Expansion and Modernization Standard.

BRF's Supply Chain Monitoring Program ensures that 100% of farmers in Brazil are monitored on both sustainability (using our Outgrower Property Sustainability Checklist) and compliance.

Outgrower contracts contain a variety of compliance recommendations, guidance and warnings. Any violation of those provisions can result in suspension of animal deliveries and even contract termination.

For partners providing poultry pickup services, our *Apanha Legal* Program helps us to ensure compliance with applicable legal requirements, evaluate new technologies to automate truck loading and unloading operations, improve safety, better structure and monitor pickup services, and strengthen partnerships with suppliers.

In addition, we have undertaken a public commitment to source only eggs from cage-free hens.

## Monitoring our suppliers

Our Supply Chain Monitoring Program covers different partners and has a mission of managing social and environmental risks and building an ethical and responsible business model. Through the Program, we conduct quality audits, disseminate our Supplier Code of Conduct, conduct searches of public data, and ensure appropriate requirements are included in contractual provisions.

The documents forming the basis of the program include our Supplier Code of Conduct and Related Party Statements. Any identified nonconformities are investigated on a case-by-case basis. Where cases are considered serious, the contract may be terminated. Our key suppliers are assessed on aspects that include quality, service, sustainability, compliance, and economic and financial criteria.

A range of publicly available documents are used for business partner assessments, including property blacklists published by the Brazilian environmental agency (IBAMA); the InPacto Modern-Day Slave Labor Transparency List; data from the Ministry of Labor and Employment; and the National Register of Compliant and Suspended Companies (CEIS) on the Transparency Portal.

Any wrongdoing in our supply chain can be reported anonymously through our Transparency Channel, which is available on different platforms, including our website at www.brf.com

**SUPPLY-CHAIN IMPACTS AND ASSESSMENT*** GRI 308-1, 308-2, 414-1, 414-2

| | Environmental impact | Social impact |
|---|---|---|
| Number of suppliers screened | New suppliers that were screened using environmental criteria:<br>• Agriculture: 239<br>• Procurement: 35 | • Procurement: 7,493<br>• Agriculture: 9,587<br>• Grains, meal and oils: 2,145 |
| Percentage of new suppliers that were screened using environmental criteria | • Agriculture: 100%<br>• Procurement: 33.33% | • Agriculture: 100%<br>• Procurement: 100% |
| Potential impacts monitored | A single supplier was identified as having significant actual and potential negative environmental impacts. Improvements were agreed with the supplier following an assessment.<br><br>In September 2019 an accident occurred involving a BRF truck and a vehicle carrying fuel. The side collision caused the other vehicle to tip over, resulting in a fuel spill. The appropriate authorities and response teams were called, including the Fire Department, the Civil Police, the Road Police, the Environmental Police, the State Highway Department and the Environmental Emergency Center. | All integrated outgrowers are monitored for compliance with applicable regulations and the commitments we have undertaken to public authorities, including environmental (IBAMA), child labor and slave or forced-labor commitments. If any exceptions or nonconformities are identified, BRF immediately suspends shipments of new animals until those nonconformities are cured, failing which the contract is terminated. |

* The scope of this report is the Brazil market.

** Environmental criteria are not decisive factors in procurement decisions involving transportation suppliers, but are decisive for commodity suppliers; both categories of suppliers are monitored on environmental performance after onboarding.

**PURCHASED VOLUME IN ACCORDANCE WITH INTERNATIONAL AND STANDARDS CERTIFICATIONS** GRI FP2

| Supplier category | Certified products we purchase | Geographic origin | Internationally recognized certifications | Percentage of purchased volume that is certified (%) |
|---|---|---|---|---|
| Grains, meal and oils | Soy meal | Midwest, South and Southeast | HACCP and GMP+ | 100 |
| | Soybean oil | Midwest, South and Southeast | HACCP and GMP+ | 100 |
| Ingredients | Seasonings, dairy products, and starchy products | Brazil, Chile, the US, Europe, Asia | IFS, FSSC 22000, BRC, SQF | 99 |
| Other types of products | Condiments / flavorings / emulsifiers / dairy products | Brazil / Chile / Argentina / Europe / China | GFSI | 99 |

1 Certifications are not required for Commodities products.

2 Although we are under no obligation to source products from certified suppliers, 100% of oil and meal suppliers are certified.

# ANIMAL WELFARE: OUR AGENDA

GRI FP10, FP11, FP12, FP13

Among the agendas that have been top of mind in our industry and in the market is animal welfare and implementing best practices in growing, transporting and slaughtering animals in food supply chains.

Animal welfare is managed, under the oversight of our Sustainability department, by three regional animal welfare specialists and a multidisciplinary working group comprised of representatives from our Quality, Agriculture, Operations and Sustainability teams. Animal welfare information is provided to integrated outgrowers through training provided by a technical team (consisting of veterinarians, animal husbandry technicians, crop scientists and farm technicians) and articles on the subject in our *BRF Rural* newspaper. In 2019, 100% of our pig farming extension technician team received training on animal welfare.

A Live Animal Transportation Committee (involving representatives from our Sustainability, Agriculture, Operations and HSE departments) provides instructions on responding to accidents involving live cargo and conducts drills to ensure employees are prepared to respond effectively to incidents of this nature.

Our animal welfare practices are guided by national and international standards. Alongside these standards, we have partnerships with World Animal Protection (WAP) Brazil, an internationally renowned animal welfare advocacy organization. BRF's global Animal Welfare Made in BRF program informs our animal welfare commitments, which are validated directly by senior management. The program sponsor is the Vice President for Quality, R&D & Sustainability.

**1** FREEDOM FROM HUNGER OR THIRST
PHYSIOLOGICAL FREEDOM

**2** FREEDOM FROM DISCOMFORT
ENVIRONMENTAL FREEDOM

**3** FREEDOM FROM PAIN, INJURY OR DISEASE
SANITARY FREEDOM

**4** FREEDOM TO EXPRESS NORMAL BEHAVIOR
BEHAVIORAL FREEDOM

**5** FREEDOM FROM FEAR AND DISTRESS
PSYCHOLOGICAL FREEDOM

# Our animal welfare practices conform to national and international standards



One of our commitments is to respecting the Five Freedoms of animal welfare outlined by the Farm Animal Welfare Committee (FAWC):

We also have animal welfare officers who are trained professionals responsible for implementing our animal welfare practices. These officers are subject-matter experts who have independence and authority in performing their duties. Their responsibilities include providing training to 100% of our employees, outgrowers and third-party workers handling live animals, from hatchery to slaughter. Animal welfare officers are also responsible for applying our animal welfare compliance matrix and developing action plans to address any nonconformities.

BRF's animal welfare commitments are based on three pillars:

- **Traceability:** Pigs are identified using tattoos, a noninvasive method that ensures our pork products are traceable across the supply chain.

- **Eggs:** We have undertaken a commitment to source only cage-free eggs throughout our food supply chain by 2025. The eggs we source are largely used in the production of processed foods, such as lasagnas. BRF does not produce commercial eggs, but only fertile eggs to produce chicks. All BRF poultry are raised in cage-free environments.

- **Breeder hogs:** implement collective gestation stalls by 2026, covering 100% of the herd. As of year-end 2019, collective gestation systems covered above 35% of our breeding stock. More than 140,000 gestating sows were kept in spaces where they can express their natural behavior. The figure met the target we had set for 2019. Our operations in the South have spearheaded the initiative, and we expect 100% of the herd to be covered by 2022.

We have developed animal welfare distance learning content to provide training on the subject. The training content is available to all employees with access to BRF Academy and covers basic concepts, our animal welfare program, why it is important for BRF and what our approach is.

We also provide routine training on the subject to our employees and producers. In 2019 we organized 10 training courses in partnership with BEA Consultoria, that were attended by 311 animal welfare officers. In addition to slaughter and livestock transportation operations, in 2019 we resumed training for animal welfare officials in our poultry and pork supply chains.

We also supported and attended animal welfare events where we engaged with institutions such as EMBRAPA, the University of São Paulo (USP), the Federal University of Paraná (UFPR) the Brazilian Association of Animal Protein (ABPA), in which we are a member of a working group on animal welfare. We also attended the Pig Welfare Symposium, an event organized by WAP where we presented case studies on animal welfare.

BRF has implemented an Animal Welfare Compliance Matrix based on Brazilian regulations and international protocols in our pork and poultry slaughtering processes and in broiler production. Slaughtering facilities perform monthly self assessments on key animal welfare requirements. Animal welfare officers perform monthly assessments on a portion of our poultry outgrowers. These assessments cover 5% of outgrowers for units with up to 100 outgrowers, 3% for units with 100 to 500 outgrowers, and 1% for operations with more than 500 outgrowers. The nonconformities identified in 2019 were monitored by our animal welfare officers at each plant. As a good practice, opportunities for process improvements were replicated systematically at other units.

Second-party audits are also conducted by our team of animal welfare experts. Some operations also undergo third-party audits to ensure our assessment process is consistent. Audit results are presented during status meetings to track performance against targets for our regional industrial and agricultural operations directors, ensuring leadership commitment to improving animal welfare indicators.


bio
FILÉ DE PEITO
Sadia

## Sadia Bio

Our portfolio includes a special range in which birds are raised in 48 selected aviaries that are managed by four families in the cities of Lucas do Rio Verde (MT) and Sorriso (MT). In 2019, 6,447,031 birds were benefited by Certified Humane certification from Humane Farm Animal Care and WQS certification for non-use of antibiotics as medication or growth promoters.

## ANIMAL RAISING AND SLAUGHTER

**GRI FP12**

We observe Global-GAP, Certified Humane and other standards in our animal raising and slaughter operations. Important indicators (such as mortality, density, animals eliminated, foot calluses, mortality during transportation, contusions and fractures) are monitored to inform process improvements.

In our industrial operations, we have also undertaken a commitment to avoid long-distance transportation of live animals and to use animal stunning before slaughter in accordance with ethical, international and market-specific requirements.

These indicators are tracked and information on good practices is disseminated to our operations on a monthly basis.

Learn below about some of the animal raising and slaughter practices adopted in BRF's supply chain:

### Poultry

- No hormones, antibiotic growth-promoters or cloned animals are used;
- Broiler chickens undergo no physical alterations during their life cycle;
- In 2019, therapeutic use of antibiotics in broiler chickens was reduced by 29.3%, reaching the lowest level on record at BRF (1.0 mg/kg);
- In December 2018, we discontinued the use of enrofloxacin and tylosin, thus eliminating the use of antibiotics designated by the World Health Organization (WHO) as Highest Priority Critically Important Antimicrobials (HPCIA) in broiler chickens and turkeys in Brazil. However, HPCIA antibiotics are still used at BRF Turkey;
- Poultry have space to move around within the facilities and to dust bathe in the substrate, expressing their natural behavior;
- Animals spend a minimum period of four uninterrupted hours in the dark for adequate rest, except during the first seven days and last three days of their lives;
- Aviary bedding is kept dry, soft and free of foreign matter, providing thermal comfort;
- 100% of broiler chicken and turkey breeders are laser-debeaked at hatcheries. Only 1/3 of the beak is cut in an area with fewer nervous receptors;
- 43.3% of turkeys have access to a rich environment with toys that allow them to express their natural behavior;
- Broiler chickens have free access to water and animal feed prepared by nutritionists according to animals' stage of development;
- Poultry are stunned prior to slaughter in all our operations globally except at plants serving the Saudi Arabian market, where animal stunning is not permitted. The number of poultry slaughtered for the Saudi Arabian market represents approximately 14.8% of our broiler chicken slaughter volumes in Brazil. We have been exploring options to minimize impacts of non-stunning slaughters, including the use of post-slaughter stunning to reduce the time birds remain conscious after slaughter;
- Our Marau Plant has a gas-based stunning system and is the only plant in Brazil with this technology. In addition, a closed-circuit TV (CCTV) system fully monitors the part of the process involving live birds at our Marau and Serafina Corrêa plants.



## Safety without antibiotics

We have positively transformed our animal raising operations by fully removing antibiotic growth-promoters from our poultry and pork supply chains in Brazil. Another pioneering and important step was the full removal of HPCIA (Highest Priority Critically Important Antimicrobials) antibiotics in broiler chicken production in Brazil, demonstrating that it is possible to keep our flock healthy through good practices in production, biosafety and animal welfare.

# No antibiotic growth-promoters or cloned animals are used in our supply chain

### Pork

- Collective gestation systems have been implemented at all greenfield projects and are being phased in on existing properties;
- We have committed to using collective systems for 100% of our pork production by 2026, through a partnership with World Animal Protection (WAP) Brazil, an internationally renowned animal welfare advocacy organization;
- We are migrating to piglet weaning at 4 weeks to improve immunity and well-being;
- Tooth clipping or grinding has been abolished at all farms in accordance with European Community directives, except in the case of aggressive animals, in order to preserve the well-being of sows;
- 100% of our finishing herd is identified using tattoos;
- No antibiotic growth-promoters or cloned animals are used;
- Tail docking (2/3) is performed on 100% of animals up to the third day of life to prevent cannibalism during the growing and finishing stages. This practice conforms to Directive 120/2008 (which lays down minimum standards for the protection of pigs);
- 99% of animals undergo immunological castration. Surgical castration is performed on approximately 1% of hogs and exclusively on animals intended for the production of *parma*-type ham, in which we are phasing in the use of anesthetics;
- 90% of operations use some form of environmental enrichment to prevent fighting and cannibalism and to organize the environment in order to prevent animals from defecating and urinating in inappropriate locations.

### Beef

All raw materials are sourced from suppliers that have been screened against animal welfare, hygiene, safety and quality requirements.

**POLICIES AND PRACTICES, BY SPECIES AND BREED TYPE, RELATED TO PHYSICAL ALTERATIONS AND THE USE OF ANESTHETIC***

| Species/breed type | Broiler chickens | Broiler breeders | Broiler and breeder turkeys | Swine |
|---|---|---|---|---|
| Types of physical alterations performed on this species | No physical alterations are performed | Debeaking. 1/3 of the upper beak is removed. The procedure is not repeated over the life of the lot. | Debeaking. 1/3 of the upper beak is removed. The procedure is not repeated over the life of the lot. | Tail docking – 100% of hogs undergo tail docking, which involves clipping 2/3 of the tail. 0.92% of swine produced by BRF undergo surgical castration (animals slaughtered for the production of *parma*-type ham). |
| Animal husbandry practices and use of anesthetics during physical alterations | | Debeaking is performed at the hatchery on the 1st day of life, soon after chicks hatch. Debeaking is performed using laser equipment, which minimizes animal discomfort during the procedure. The procedure is not repeated over the life of the animal. | Debeaking is performed at the hatchery on the 1st day of life, soon after chicks hatch. Debeaking is performed using laser equipment, which minimizes animal discomfort during the procedure. The procedure is not repeated over the life of the lot. | Piglets are tail-docked, removing 2/3 of the tail, to prevent cannibalism. No analgesics or anesthetics are used in the procedure, but tail docking is recommended to be performed on the seventh day of life of the piglets to minimize stress.<br><br>Less than 1% of animals undergo surgical castration in our supply chain. Surgical castration is required for animals supplying meat for *parma*-type ham, which requires a special meat processing and ripening process. Tests have been performed toward using analgesics in the process. |

*No beef cattle or laying hens are raised in our operations. All raw materials used by BRF Ingredients are derived from our operations and are produced in accordance with animal welfare policies.

We are committed to reducing the use of antibiotics and drugs in general

## DRUG USE

We are committed to reducing the use of antibiotics and drugs in general in our animal husbandry practices, while avoiding adverse effects to animal well-being or our products. To deliver on this commitment, we invest in research and in implementing international best practice.

- A team of veterinarians is responsible for biosafety, prophylaxis, disease prevention and maintaining sanitary conditions;
- No growth promoting substances or cloned animals are used in the poultry and pork supply chain.

CAPITAL

# FOR COMMUNITIES

GRI 103-2, 103-3 | 413, 103-2, 103-3 | 203, GRI 203-1, 203-2, 413-1

## We seek to amplify the transformational force of our business, especially through volunteer work and community empowerment

Created in 2012, the BRF Institute (IBRF) has a mission of engaging the food industry and exercising corporate citizenship to build more sustainable communities. Two UN Sustainable Development Goals (SDGs) are the Institute's core sources of guidance: SDG 1 ("End poverty in all its forms everywhere") and SDG 11 ("Make cities and human settlements inclusive, safe, resilient and sustainable").

Decisions about projects and investments are assessed with reference to the Corporate Sustainability Index (ISE), the Dow Jones Sustainability Index and other sources of guidance on industry best practice. Our aim is to empower communities, provide technical and specialized skilling and improve services. The BRF Institute also advises the Company on business matters related to social responsibility and community relations.

In 2019, the BRF Institute worked with BRF to implement 237 community mobilization and engagement initiatives in 39 municipalities, including initiatives in cities with no structured Social Investment Committee, mobilizing 2,300 volunteers. In total, these initiatives involved more than 6,000 hours of volunteer work and 150 partner/benefited institutions. In all, 29 of our 32 units were covered by initiatives, meaning 91% of our operations were benefited by local development programs and broad community engagement processes/committees.

The most significant initiatives included:

- Senses and Flavors (promoting balanced nutrition by addressing the origin, distribution and consumption of food products)
- Mobilization Initiatives (short- and medium-duration volunteering initiatives that promote altruistic causes and engagement).

Among the Institute's goals for 2020 is increasing employee engagement in corporate citizenship initiatives. Two new annual volunteering campaigns will be launched in the year, adding to our exisiting Christmas campaign.

### SENSES AND FLAVORS

Now in its third edition, this program was implemented in 13 municipalities in the second half of 2019 and will continue into June 2020. The program aims to raise awareness about habits and behaviors that support well-being, with eating habits as the starting point. In 2019, we invested R$ 30,000 in workshops on food production and consumption and on building community gardens at benefited organizations.

The program, which spans from food origin to consumption, uses an entertaining and audience-appropriate learning approach. In Curitiba, for example, the program partnered with local organization ASID (Ação Social para Igualdade das Diferenças) to organize workshops on eating habits at a school for children with autism.

**39** municipalities were benefited by BRF Institute initiatives

## MANAGEMENT MODEL GRI 203-2

The BRF Institute is a private organization funded by BRF to strategically channel the Company's social investments. It is recognized as a Public Interest Civil Society Organization and is funded both by BRF-provided funds as well as tax-deducted funding under state laws. Financial audits are performed on the Institute on an annual basis.

The BRF Institute has a governance structure comprising its general meeting of members, an Audit Board and an Executive Board. In 2019 the composition of the Executive Board was reformulated to include a total of three members representing BRF's Sustainability, Corporate Reputation and Institutional Relations functions. IBRF has a technical team that is dedicated to Institution activities and is in constant communication with stakeholders and the leadership team at BRF. The Institute also works with Social Investment Committees – groups of volunteer employees at our production units, offices and distribution centers who are trained to conduct volunteer work in local communities.

In 2019 we implemented a new governance framework and system of standards and policies modeled after BRF's integrity initiatives and the BRF Transparency Manual, including:

- a cooperation agreement between BRF and the Institute;
- a limits of authority standard;
- a procurement standard;
- a policy on projects, donations and sponsorship;
- the Rules of Procedure of the Executive Board.

The new governance framework was developed with advice from legal consultants and in partnership with the risk function at BRF to ensure that best practices in management, governance and transparency were implemented.

Strategic investment and project decisions are taken following discussions and analysis of data from platforms and indexes such as the ISE (B3 – Brasil, Bolsa e Balcão), the Dow Jones Sustainability Index and the GIFE Census. Corporate Social Investment Benchmarking is another management tool used to capture industry trends and positive experience to inform our practices.

Volunteer work formed the core of our social investment in 2019, with reduced financial investment. In 2020, however, financial investments have been resumed and will lead to new projects. The goals we have set for the year include building closer relations with priority communities; creating a process for investment in socio-economic inclusion projects and businesses; and increasing tax-deducted funding for social projects.

In 2019 the Institute had a presence in 39 municipalities through 29 social investment committees, as well as in other communities through one-off volunteer groups who got together to organize volunteer work. Tax-deducted funding was provided to 2 projects in the states of São Paulo and Pernambuco in 2019.

Volunteer work formed the core of our social investment in 2019; our activities were led by 29 social investment committees

## IMPACT MANAGEMENT AND LOCAL PRESENCE

Annually, the BRF Institute provides training to committee representatives on integrity practices, dealing with government officials and aligning social investment with BRF's commitments. Local initiatives are also managed jointly through periodic meetings to align on guidelines for volunteer engagement and mobilization campaigns. Multidisciplinary working groups, with representatives from corporate functions and business units, provide inputs into ways to improve people's lives in our communities.

# IMPACTS ON OUR RADAR

Our activities are monitored by our internal team and independent audits using quantitative and qualitative metrics

Indicators are also monitored on a monthly basis. The results are communicated through different channels, including GRI reports, status reports and content about social activities on our websites and social media accounts. Other management tools include:

**Policies**: Corporate Donation and Sponsorship Policy, Corporate Standard on Volunteer Programs, Corporate Social Investment Standard.

**Committees: in 2019:** 29 municipalities were covered by social investment committees that are co-responsible for managing funding and projects benefiting communities surrounding our processing operations, offices and distribution centers. These committees are formed of employees from other functions who help to disseminate our community engagement, social responsibility and volunteering culture.

**Commitments:** support for the Sustainable Development Goals (SDGs), especially those related to reducing poverty and promoting inclusive and resilient societies; participation in Corporate Social Investment Benchmarking (BISC), RedEAmérica and GIFE as part of our public commitment to corporate social investment in communities.

**Targets:** targets are set for our projects to ensure continual improvement and positive outcomes.

**Performance review:** the BRF Institute undergoes performance assessments as part of BRF's internal assessment and monitoring system (a component of our integrated management system).

### GOVERNMENTS, INSTITUTIONS AND FOOD INDUSTRY ASSOCIATIONS

**GRI 103-2, 103-3 | 201, 103-2, 103-3 | 415**

We recognize that sustainability is a challenge facing the entire supply chain, and exercise thought leadership on these matters as members of forums and trade associations (*see opposite*). We are signatories of voluntary pacts and initiatives addressing corporate social responsibility, forced or slave/child labor and climate change.

Our relations with governments and government officials are guided by ethical and moral standards based on laws such as the US Foreign Corrupt Practices Act (FCPA), the Sarbanes-Oxley (SOx) Act, the Brazilian Anti-corruption Act (Act 12846/2013) and the United Kingdom Bribery Act (UKBA).

The BRF Transparency Manual clearly establishes that the Company will not tolerate any form or act of corruption. It prohibits any attempt to frustrate, defraud, bypass, prevent or disrupt public or private competitive procurement procedures.

The Company uses federal, state and municipal tax and financial incentives in the countries where it operates. These incentives are used to support social and economic development and job creation in our communities. We also form local partnerships with farmers, shipping companies and potential new suppliers.

BRF closely follows developments in and ensures compliance with tax regulations in the regions where we have commercial operations. Pursuant to Brazilian electoral law (Federal Act 13165/2015), we do not support nor authorize contributions to political candidates or parties. Corporate Standard 11.1.05 provides guidance that all employees are expected to follow during elections in Brazil. For other countries, our Transparency Manual instructs Company employees, managers and representatives to observe applicable local and foreign laws and regulations, and prohibits any contributions to or public support for any political parties or government agencies on behalf of the Company without Board of Directors approval.

Working with trade associations, federations and social organizations, BRF aims to amplify our contribution to public policymaking and industry advocacy on regulatory, sanitation, animal welfare and sustainability issues. A corporate standard establishes internal guidelines to be followed by Company employees in institutional activities.

## Industry relations – membership of associations **GRI 102-13**

- Brazilian Association of Listed Companies (ABRASCA)
- Brazilian Association of Pig Farmers (ABCS)
- Brazilian Food Industry Association (ABIA)
- Brazilian Animal Protein Association (ABPA)
- Brazilian Animal Recycling Association (ABRA)
- Rio Grande do Sul Poultry Association (ASGAV)
- Santa Catarina Poultry Association (ACAV)
- Minas Gerais Poultry Association (AVIMIG)
- Brazil-China Business Council (CEBC)
- Brazilian Animal Feed Industry Union (SINDIRAÇÕES)
- Goiás State Association for Industrial Development (ADIAL-Goiás)
- International Poultry Council (IPC)

CAPITAL

# FOR THE ENVIRONMENT

**GRI 103-2, 103-3 | 201, 103-2, 103-3 | 307, 306-3**

## We work to minimize risks and achieve leadership on issues such as emissions, water and energy

Using natural resources responsibly and minimizing impacts from our activities, including emissions and waste, are an essential imperative for a company of our size. Equally important is our response to climate change, which affects the future of our business.

Our approach to managing natural capital is supported by our environmental management system, HSE Policy, guidelines based on ISO 14001 and identification of opportunities and risks in our business activities.

All operations in Brazil and the United Arab Emirates (Abu Dhabi) have monitoring systems in place for effluents, waste, air emissions, noise, odors, and environmental permits and licenses. Monitoring data is managed against the Environmental Sustainability Index (ISA). This indicator, which is connected to our Quality TIER, measures each operation's process quality, performance against targets and compliance with internal and external standards. It is also applied to agricultural operations (animal feed factories, hatcheries and BRF-operated farms).

This index is now well established at BRF and in 2019 we achieved our best results to date. We exceeded our target for the year and achieved an improvement of 5.5% over 2018. We have set a target of achieving a 1.3% ISA improvement in 2020 compared to 2019.

Our renewable energy and energy efficiency practices give us access to green credit facilities, providing competitive advantage relative to global players. BRF works to ensure we are globally compliant with environmental regulations and standards.

In 2019, we invested R$ 108.6 million in projects to reduce environmental impact in areas eligible for funding from green bonds issued by BRF*. Through 2022, we will have access to green bonds (€ 500 million in senior notes) to fund investments in energy efficiency, renewable energy and reducing greenhouse gas emissions.

## Training system

In 2019 we implemented an online Health, Safety and Environment Requirements Management System through which we now manage performance in connection with operation licenses and water withdrawal permits.

**Approximately 300 employees** at our health, safety and environment department received training on using the new tool and managing legal requirements.

* Investment amount under analysis. A Green Bond Report was being developed at the time of preparing this Integrated Report 2019.

## WATER MANAGEMENT

**GRI 103-2, 103-3 | 303**

Our agricultural (animal and grain production) and processing (processing of animals and raw materials into food products for consumption) operations rely on water as a critical resource for operation. We have stringent quality standards that ensure compliance with all Ministry of Agriculture regulations on water consumption in our production process, and with water quality limits under our water withdrawal permits.

BRF also participates in Drainage Basin Committees in the regions where we operate; in 2019 we joined Global Compact Network Brazil's Working Group on Water.

Absolute water consumption decreased slightly in 2019, while water intensity ($m^3$ per metric ton produced) remained unchanged compared to 2018. In Brazil, progress was made on on-site water treatment projects and on improving water efficiency.

Our water management practices include water recycling and water treatment prior to discharge into the environment. Most of our water requirement is derived from surface water. Our Abu Dhabi operation achieved a water recycling rate of 100% in 2019, equivalent to 72,000 cubic meters of water reused in the year. To achieve this, we implemented a modern reverse osmosis system that came online in May, supplying the operation's full water requirement.

Excellence groups are responsible for shutting off consumption points during turnarounds and downtime. Another way we control water consumption is by using reducers (spray pattern nozzles and flow reducers) on sink taps and hoses.

## Our water recycling efforts are aligned with our vision for smart water stewardship

**WATER RECYCLING & REUSE (%)** 303-3


2017
19.19
2018
11.29
2019
7.9

* The difference from one year to another reflects a reduction in microbiological cross-contamination, the absence of regulations (issued by the Federal Inspection Service (SIF)) on water use in production processes, greater operating costs compared to raw water treatment, and the fact that water reuse increases fouling in equipment.

**WATER WITHDRAWAL BY SOURCE ($m^3$ – cubic meters)** GRI 303-1

| | 2017 | 2018[1] | 2019[1] |
|---|---|---|---|
| Surface water, including water from wetlands, rivers, lakes, and oceans | 39,480,557 | 37,565,096 | 36,940,688.45 |
| Groundwater | 23,608,630 | 21,159,291 | 22,268,547.47 |
| Rainwater collected directly and stored by the organization | 51,300 | 0.00 | 0.00 |
| Waste water from another organization | 468,000 | 0.00 | 0.00 |
| Municipal or other utility water supply | 2,178,280 | 2,699,956 | 1,700,888.74 |
| **Total** | **65,786,767** | **61,424,343** | **60,910,124.66** |

1 The data is for Brazil, Abu Dhabi and Turkey. The data excludes water consumption at farms, hatcheries and distribution centers that are not located at manufacturing sites.

## EFFLUENTS GRI 103-2, 103-3 | 306, 306-5

We treat the effluents from our operations to prevent any environmental damage to recipient water bodies and the soil. Discharged effluent quality is monitored and varies depending on the method of disposal and legal requirements.

In 2019 we generated 53.3 million m3 of effluents, a slightly higher volume than in 2018.

We strive to ensure that the water returning to the environment meets applicable sanitary and quality standards. In total, 87.5% of our water withdrawals return, following treatment, to the environment.

**WATER DISCHARGE BY DESTINATION (m³ – cubic meters)[1] GRI 306-1**

| | 2017[1] | 2018 | 2019 |
|---|---|---|---|
| Surface water | 54,848,044 | 52,945,639 | 52,967,565.98 |
| Soil | 90,405 | 208,374 | 246,846.00 |
| Municipal sewage collection systems | 2,669,153 | 106,283 | 110,193.95 |
| **Total** | **57,607,601** | **53,260,295** | **53,324,605.93** |

[1] Data for 2017 covers Brazil, Latin America (except Brazil), Europe, Asia, Africa and the Middle East. Data for 2018 and 2019 covers Brazil, Abu Dhabi and Turkey.

## EMISSIONS GRI 103-2, 103-3 | 305

Improving natural resource efficiency and managing greenhouse gas emissions are an inherent responsibility for a company of our size and breadth. We monitor impacts and identify opportunities for mitigation through emissions inventories that are guided by our HSE Policy and the need to respond to climate change.

In our value chain assessments, we have identified that our greatest greenhouse gas (GHG) emissions impact stems from our supply chain. BRF's primary sources of greenhouse gas emissions include grain crops, livestock farming (integrated outgrowers) and transportation.

In our own operations, stationary sources are the most significant due to the amount of fuel required by our processes; however, because 90% of our energy requirement derives from renewable sources, this impact is significantly reduced. Other sources of emissions include wastewater treatment, fugitive emissions, agricultural emissions, mobile sources and emissions from purchased electricity.

BRF has renewable planted forests as a source of renewable fuel for our operations. These forests provide ecosystem services such as climate regulation and carbon stock. Our forest assets currently cover and area of 31,000 hectares in eight Brazilian states (Rio Grande do Sul, Santa Catarina, Paraná, Mato Gross do Sul, Mato Grosso, Minas Gerais, Goiás, Pernambuco).

**BRF maintained 31,000 hectares of planted forests in 2019**

We are a member of the Brazilian GHG Protocol Program and use the GHG Protocol methodology compile our greenhouse gas inventories. BRF manages air and GHG emissions using a management model that is compliant with environmental regulations and industry best practice.

Our GHG inventory is independently audited and assured. The assurance letter is submitted to the Brazilian GHG Protocol Program, which then awards our inventory a Gold Seal of Approval.

**EMISSIONS BY SCOPE ($tCO_2e$ – metric tons of $CO_2$ equivalent)[1]** GRI 305-1, 305-2, 305-3, 305-4

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Direct greenhouse gas emissions – Scope 1 | 440,621.04 | 280,499.20 | 254,928.68 |
| Biogenic $CO_2$ emissions - Scope 1 | 1,966,390.17 | 2,086,509.77 | 2,002,718.45 |
| Indirect GHG emissions - Scope 2 | 306,320.98 | 149,896.15 | 223,780.50 |
| Biogenic $CO_2$ emissions - Scope 2 | 22.69 | 52.05 | 571.01 |

1 We used emission factors and global warming potential (GWP) provided by respectively the Brazilian GHG Protocol Program and the IPCC. The gases included in the calculations are carbon dioxide ($CO_2$), nitrous oxide ($N_2O$), methane ($CH_4$) and hydrofluorocarbons (HFCs). The consolidation approach we used for emissions is Operational Control. The data have not been audited.
* Greenhouse gas emission figures are subject to restatement following assurance of our GHG inventory.

**OTHER EMISSIONS – SCOPE 3[1] ($tCO_2e$ – metric tons of $CO_2$ equivalent)**

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Upstream transportation and distribution (third-party fleet) | 795,876.99 | 670,867.83 | 677,255.76 |
| Waste generated in operations | 133,058.54 | 45,376.13 | 54,142.66 |
| Business travel | 5,786.55 | 5,136.71 | 5,091.16 |
| **Total - Scope 3** | **934,722.08** | **721,380.67** | **736,489.57** |

[1] Transportation and distribution data is for road transport in Brazil only. Ship transportation includes short-sea shipping in Brazil and all transportation of products to foreign ports.

**EMISSIONS INTENSITY – SCOPE 1 ($tCO_2e$ – metric tons of $CO_2$ equivalent)**

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Total GHG emissions | 440,621.04 | 280,499.20 | 254,928.68 |
| Greenhouse gas emissions intensity ($tCO_2e$/t produced) | 0.10 | 0.0676 | 0.061 |

1 The data refers to Scope 1 emissions only. The gases included in the calculations are carbon dioxide ($CO_2$), nitrous oxide ($N_2O$), methane ($CH_4$) and hydrofluorocarbons (HFCs).
* Greenhouse gas emission figures are subject to restatement following assurance of our GHG inventory.

## ENERGY GRI 103-2, 103-3 | 302

Electricity consumption in kWh per metric ton produced is monitored daily by the utilities teams at our processing plants, and any deviations are promptly addressed through action plans as necessary. A team of specialists and engineers is responsible for analyzing our refrigeration and freezing processes to identify areas for improvement, and for providing technical support to our plants in developing energy efficiency improvement projects.

In 2019 our electricity intensity (kWh/metric ton) declined by 0.43% in our food processing, animal feed and ingredients operations in Brazil. Out of the total energy requirement for these operations, 93.2% was derived from renewable sources.

Our highest consumption is concentrated in our processing operations. We have a proprietary methodology of assessing vulnerability and consumption in each operation. These indicators are monitored in real time and reported during monthly status meetings.

Our Energy Committee assesses options for improving energy consumption at the Company. Any identified opportunities or risks that could affect energy costs and availability in the long term are escalated to the Risk Committee; decisions taken require approval from the Board of

Directors, which ensures that our senior management is involved in related decision-making.

Two years ago we created BRF Energia, an electricity trading company through which we aim to reduce electricity costs by more effectively managing power supply agreements.

BRF is also a member of the Global Compact Network Brazil's Working Group on Climate and Energy and has actively participated in discussions and sharing experience.

**ENERGY CONSUMPTION OUTSIDE BRF (GJ – Gigajoules)*** GRI 302-2


2017
6,144,041
2018
5,580,239
2019
5,532,870

*Refers to fuel combustion by our truck fleet in Brazil. This includes total nonrenewable and renewable energy. Conversion factors were derived from the GHG Protocol.

**ENERGY CONSUMPTION WITHIN BRF (GJ – Gigajoules)[1]** GRI 302-1

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Nonrenewable fuels | 1,633,828.29 | 1,284,896.81 | 1,378,076.78 |
| Renewable fuels | 22,657,492.54 | 18,687,792.94 | 20,744,658.22 |
| Electricity consumption from non-renewable sources | 893,816.79 | 438,834.77 | 655,866.28 |
| Electricity consumption from renewable sources | 7,657,118.07 | 7,351,988.83 | 6,954,131.53 |
| Total | 32,842,255.69 | 27,763,513.34 | 29,732,732.80 |

1 Our data collection methodology conforms to our Corporate Standard on Energy Excellence. Energy data covers our operations in Brazil, Turkey and Abu Dhabi. Total energy consumption includes fuel combustion to generate steam and heat in our operations; purchased electricity; and fuel combustion by light fleet vehicles, including sales force and extension technician vehicles and forestry vehicles.

* BRF does not export electricity

* Co-generation data for 2019 includes Biomass only, unlike previous years.

* The Brazilian Energy Balance 2019 (BEN2019) was used in classifying our electricity sources.

## COMMITMENTS

We have set a target of self-generating more than 30% of our energy requirement by 2025. In addition, the BRF Operational Excellence System has an Energy Efficiency component through which our operations are standardized in terms of their use of electricity, water and steam, based on BRF's Operational Good Practices Program.

**93.2%** of our total energy requirement (within BRF) derived from renewable sources in 2019

**0.43%** reduction in electricity intensity (kWh/metric ton) achieved in our food processing, animal feed and Ingredients operations in Brazil

## OUR TARGETS:

**30+%** electricity from wind and solar sources by 2025.

**Maintain** our current energy intensity level (kWh/metric ton produced) in 2020

### INTENSITY GRI 302-3

Including only energy consumption within BRF, our energy intensity was 2.22 GJ/t in 2017, 2.00 GJ/t in 2018 and 1.84 GJ/t in 2019, based on our consumption of electric power.

### WASTE AND PACKAGING

**GRI 103-2, 103-3 | 306**

In 2019 we implemented the Waste Management component of our Operational Excellence System (OES) at processing and agricultural operations in Brazil. The core tools in this process are standardized solid waste inventories and metrics for solid waste management. The Third-Party Onboarding component helps to standardize and streamline the supplier management process for solid waste treatment and disposal suppliers.

The solid waste volumes we generate at BRF are minimized through different methods, including the 5Rs (Refuse, Rethink, Reduce, Re-utilize and Recycle) and converting organic waste into bio-fertilizers through composting.

In 2019, BRF generated 88,493.6 more metric tons of nonhazardous waste than in 2018.

### WASTE VOLUMES (t – metric tons) GRI 306-2

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| **Hazardous waste by type[1] and disposal method** | | | |
| Industrial landfilling and autoclaving | 932.91 | 2,522.14 | 374.97 |
| Recycling | 635.27 | 1,604.12 | 197.02 |
| Incineration | 272.22 | 172.70 | 377.61 |
| Reutilization | i.n.d. | 86.81 | 49.67 |
| Recovery | i.n.d. | 27.69 | 32.04 |
| On-site storage | i.n.d. | i.n.d. | 5.82 |
| Re-refinement | i.n.d. | i.n.d. | 51.76 |
| **Total** | **1,840.40** | **4,413.46** | **1,096.88** |
| **Non-hazardous waste by type[2] and disposal method** | | | |
| Incorporation into the soil | 16,476.81 | 18,926.54 | 24,378.22 |
| Industrial landfilling and autoclaving | 162,768.95 | 82,155.57 | 104,732.66 |
| Recycling | 78,501.84 | 69,948.43 | 36,659.82 |
| Incineration | 784.00 | 3,169.42 | 31,350.97 |
| Composting | 55,033.39 | 227,661.27 | 291,937.86 |
| Reutilization | i.n.d. | 1,917.01 | 5,905.82 |
| Recovery | i.n.d. | 35,288.66 | 32,595.19 |
| **Total** | **313,565.00** | **439,066.89** | **527,560.53** |

1 The primary hazardous waste materials produced in our operations include medical waste, animal health waste, lamps, and waste materials contaminated with oil, etc.

2 The primary non-hazardous waste materials we produce include wastewater treatment sludge, hatchery litter, plastic waste, etc.

The primary reasons for the increase in waste streams include a higher volume of waste going to landfill in Toledo (PR), the inclusion of sludge used as boiler fuel in Rio Verde (GO) and increased activated sludge output from the wastewater treatment plant in Dois Vizinhos (PR).

At BRF-operated and outgrower farms, hazardous waste is collected from farms and hatcheries within our Animal Health Waste Reverse Logistics Program. Initiatives to improve waste management processes are implemented as part of our Waste Management Program .

BRF is also focused on identifying opportunities to improve packaging efficiency. We work to capture opportunities to reduce the weight and use of raw materials in our packaging without adversely affecting product safety and stability.

Packaging rejects in our production processes are sent for recycling. However, we continuously work to reduce product spoilage as a way of diminishing unnecessary disposal of materials. Achieving further progress in reducing the environmental impact from these products, including post-consumer packaging disposal, is high on our agenda. These efforts are in line with the Brazilian National Solid Waste Policy (PNRS), which calls for a new approach to product life cycle management in manufacturing, from operation to post-consumption.

In 2019 we subscribed to the *Reciclar pelo Brasil* Platform alongside other organizations, as part of an industry strategy to achieve compliance with the PNRS.

The most significant reductions in packaging volumes in 2019 were achieved by:

- Minimizing the use of metallic covers for sliced products – this reduced the use of aluminum oxide by 1.007 metric tons per year;
- Using Dorso combo carton boxes – 429 metric tons per year in pulp reduction;
- Using 70-micron covers – 79.2 metric tons per year of polyethylene avoided.

In relation to recyclable packaging, depending on the required appearance of the end product, we use single-ply (non-laminate) packaging that is more readily recyclable. Cardboard boxes and rigid packaging used for margarine products, for example, also primarily use recyclable materials.

Some cardboard carton suppliers produce cartons made of recyclable materials; this, however, is neither a requirement nor standard in our supply chain.

Projects were implemented in 2019 to improve raw material and packaging efficiency at BRF

# 5. ABOUT THE REPORT

**IN THIS CHAPTER**

# ABOUT THE REPORT GRI 102-53, 102-56

## This edition of our *Integrated Report* describes our projects and results of operations in the period from January 1 to December 31, 2019

As in previous years, the report has been prepared in accordance with a set of reference frameworks including the Global Reporting Initiative (GRI) Standards, the integrated reporting framework proposed by the International Integrated Reporting Council (IIRC), and the UN Sustainable Development Goals (SDGs).

We also comply with enhanced transparency requirements for capital markets, including the Brazilian Stock Exchange (B3) Corporate Sustainability Index (ISE) and requirements outlined by the Brazilian Association of Listed Companies (ABRASCA). In addition, we work to ensure compliance with the requirements of the Dow Jones Sustainability Index (DJSI), although we are currently not named to the index. Our Integrated Report also provides information on our performance against and progress on implementing the principles of the United Nations Global Compact.

The data in the report covers most of our operations, including Brazil and markets such as the United Arab Emirates and Turkey. Exceptions are described in footnotes and refer to operations that have been recently discontinued or are currently being integrated. In 2019 our people and environmental impact indicators, for example, were affected by a transfer of assets as part of our restructuring plan.

Financial disclosures are derived from our financial statements and conform to Brazilian generally accepted accounting principles, International Financial Reporting Standards (IFRS), and accounting standards issued by the Brazilian Securities Commission (CVM) and US Security Exchange Commission (SEC). The entities included in the scope of this report are the same as in our *Annual Report*.

This Integrated Report has been assured by an independent third-party firm (*see the assurance letter on page 135*), in a process that directly involved our Sustainability and Investor Relations departments in making any necessary adjustments and providing supporting information. The assurance process is in line with the commitment to transparency and integrity that underpins the business.

Our Integrated Report is available to our stakeholders in Portuguese and English, in both searchable PDF and print versions. The report can be downloaded from our website at https://ri.brf.com.

Any questions about the contents of this report can be addressed by calling (55 11) 2322-5052/5061/5048 or by email to acoes@brf-br.com.

The data covers most of our operations, including Brazil and markets such as the United Arab Emirates and Turkey

# GRI CONTENT INDEX GRI 102-55

| GENERAL DISCLOSURES | | | | |
|---|---|---|---|---|
| **GRI STANDARD** | **DISCLOSURE** | **PAGE/URL** | **OMISSION** | **SDG** |
| **ORGANIZATIONAL PROFILE** | | | | |
| GRI 102: General disclosures 2016 | 102-1 Name of the organization | 6, 12 | | |
| | 102-2 Activities, brands, products, and services | 6, 12, 70, 74, 76 | | |
| | 102-3 Location of headquarters | 12, 70, 74, 76 | | |
| | 102-4 Location of operations | 6, 12 | | |
| | 102-5 Ownership and legal form | 6, 12 | | |
| | 102-6 Markets served | 6, 12 | | |
| | 102-7 Scale of the organization | 6, 12 | | |
| | 102-8 Information on employees and other workers | 71, 75 | | 8 |
| | 102-9 Supply chain | 78, 80 | | |
| | 102-10 Significant changes to the organization and its supply chain | 70 | | |
| | 102-11 Precautionary principle or approach | 39 | | |
| | 102-12 External initiatives | 43, 44 | | |
| | 102-13 Membership of associations | 44, 69 | | |
| **STRATEGY** | | | | |
| GRI 102: General disclosures 2016 | 102-14 Statement from senior decision-maker | 5 | | |
| | 102-15 Key impacts, risks, and opportunities | 5, 39 | | |
| **ETHICS AND INTEGRITY** | | | | |
| GRI 102: General disclosures 2016 | 102-16 Values, principles, standards, and norms of behavior | 16, 18, 22 | | 16 |
| | 102-17 Mechanisms for advice and concerns about ethics | 25 | | 16 |
| **GOVERNANCE** | | | | |

| GENERAL DISCLOSURES | | | | |
|---|---|---|---|---|
| GRI STANDARD | DISCLOSURE | PAGE/URL | OMISSION | SDG |
| GRI 102: General disclosures 2016 | 102-18 Governance structure | 20 | | |
| | 102-19 Delegating authority | 20 | | |
| | 102-20 Executive-level responsibility for economic, environmental, and social topics | 20 | | |
| | 102-21 Consulting stakeholders on economic, environmental, and social topics | 45 | | 16 |
| | 102-22 Composition of the highest governance body and its committees | 20 | | 5, 16 |
| | 102-23 Chairman of the highest governance body | 20 | | 16 |
| | 102-24 Nominating and selecting the highest governance body | 20 | | 5, 16 |
| | 102-25 Conflicts of interests | 26 | | 16 |
| | 102-26 Role of highest governance body in setting purpose, values, and strategy | 20 | | |
| | 102-27 Collective knowledge of highest governance body | 20 | | 4 |
| | 102-28 Evaluating the highest governance body's performance | 20 | | |
| | 102-29 Identifying and managing economic, environmental, and social impacts | 20, 45 | | 16 |
| | 102-30 Effectiveness of risk management processes | 39 | | |
| | 102-31 Review of economic, environmental, and social topics | 43 | | |
| | 102-32 Highest governance body's role in sustainability reporting | The report is subject to formal approval by Company leadership (VPs and executives). | | |
| | 102-33 Communicating critical concerns | 25 | | |
| | 102-34 Nature and total number of critical concerns | 25 | | |
| | 102-35 Remuneration policies | 22 | | |
| | 102-36 Process for determining remuneration | Independent consultants benchmark our practices against players in the São Paulo market; other regions act as deflators. | | |
| | 102-37 Stakeholders' involvement in remuneration | Labor unions and the relevant industry federation are involved in determining remuneration. | | 16 |
| GOVERNANCE | | | | |

| GENERAL DISCLOSURES | | | | |
|---|---|---|---|---|
| **GRI STANDARD** | **DISCLOSURE** | **PAGE/URL** | **OMISSION** | **SDG** |
| GRI 102: General disclosures 2016 | 102-38 Annual total compensation ratio | | Information about the annual total compensation ratio for all employees (except the highest-paid individual) and the highest remuneration paid is considered confidential and is not disclosed. For further information, see the BRF Reference Form | |
| | 102-39 Percentage increase in annual total compensation ratio | | Information on the ratio of the annual total compensation percentage increase of the highest-paid individual to the median annual total compensation percentage increase for all employees is deemed confidential and is not disclosed. For further information, see the BRF Reference Form | |
| **STAKEHOLDER ENGAGEMENT** | | | | |
| GRI 102: General disclosures 2016 | 102-40 List of stakeholder groups | 43, 45 | | |
| | 102-41 Collective bargaining agreements | 74 | | 8 |
| | 102-42 Identifying and selecting stakeholders | 43, 45 | | |
| | 102-43 Approach to stakeholder engagement | 25, 43, 45, 63 | | |
| | 102-44 Key topics and concerns raised | 25, 43, 45, 63 | | |
| **REPORTING PRACTICES** | | | | |
| GRI 102: General disclosures 2016 | 102-45 Entities included in the consolidated financial statements | 4 | | |
| | 102-46 Defining report content and topic Boundaries | 4 | | |
| | 102-47 List of material topics | 43, 45 | | |
| | 102-48 Restatements of information | Financial and operational disclosures for 2018 and some indicators were amended and restated. Information about these restatements is provided in footnotes. | | |
| | 102-49 Changes in reporting | 4 | | |
| | 102-50 Reporting period | 4 | | |
| **REPORTING PRACTICES** | | | | |

| GENERAL DISCLOSURES | | | | |
|---|---|---|---|---|
| GRI STANDARD | DISCLOSURE | PAGE/URL | OMISSION | SDG |
| GRI 102: General disclosures 2016 | 102-51 Date of most recent report | 4 | | |
| | 102-52 Reporting cycle | Annual. | | |
| | 102-53 Contact point for questions regarding the report | 4 | | |
| | 102-54 Claims of reporting in accordance with the GRI Standards | 4 | | |
| | 102-55 GRI Content Index | 4, 103 | | |
| | 102-56 External assurance | 102 | | |

| MATERIAL TOPICS | | | | |
|---|---|---|---|---|
| GRI STANDARD | DISCLOSURE | PAGE/URL | OMISSION | SDG |
| **ECONOMIC PERFORMANCE** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 93, 94 | | 1, 5, 8, 16 |
| | 103-3 Evaluation of the management approach | 93, 94 | | |

**MATERIAL TOPICS**

| GRI STANDARD | DISCLOSURE | PAGE/URL | OMISSION | SDG |
|---|---|---|---|---|
| GRI 201: Economic performance 2016 | 201-1 Direct economic value generated and distributed | 51<br>1. Headings in the table were changed from previous reports for alignment with the names we use in our filings to the Brazilian Securities Commission (CVM) and the US Securities and Exchange Commission (SEC).<br>2. The line item "Non-controlling interests" has been incorporated into the line item "Shareholders" as the amount is negligible compared to other line items.<br>3. Figures from previous years have been restated to reflect our filings to the regulators listed in note 1. | | 2, 5, 7, 8, 9 |
| | 201-2 Financial implications and other risks and opportunities due to climate change | 41 | | 13 |
| | 201-3 Defined benefit plan obligations and other retirement plans | Plan liabilities are covered by funding contributions made by BRF and participants under the relevant plans. Unfunded liabilities are covered by BRF only to the extent there is a deficit. Based on the most recent Asset-Liability Management (ALM) study, the possibility of a deficit occurring is near zero over the coming 10 years. No separate fund has been set up by the organization. All employees in Brazil are eligible to the plan; the current level of participation is 52.18%. The costs of plan benefits are defrayed directly out of plan reserves. In 2019 BRF made total plan contributions of R$ 25,634,574.28. Participants made total contributions of R$ 25,426,582.10. The defined contribution percentage for Plans II and III is based on the following criteria: for Plan II (for participants who have joined no later than 4/11/2016), the defined contribution under the plan rules is 0.7% of the portion of the participant's salary corresponding to 10 URBFs (BRF Reference Units), which currently is equivalent to R$ 5,552.30, and 3%, 4%, 5%, 6% or 7% (at the participant's discretion) of any salary amount in excess of 10 URBFs. For Plan III (for participants who have joined subsequent to 4/11/2016), the defined contribution under the plan rules is 1.50% of the portion of the participant's salary corresponding to 1 URBIII (Plan III Reference Unit), which is currently equivalent to R$ 4,500.64, 4% of the portion of the participant's salary that exceeds 1 URBIII, if any, up to a limit of 1.65 URBIII, and 5%, 6% or 7% (at the participant's discretion) of any salary amount exceeding 1.65 URBIII. In both Plan II and Plan III, participant contributions are fully matched by the Company. The primary reason for the changes in contribution amounts over the previous years has been an increase in participants. | | |
| | 201-4 Financial assistance received from government | | Information on assistance received from governments is deemed confidential and strategic. Information on credit facilities obtained from development banks and revolving credit facilities is provided in the BRF Reference Form | |

| MATERIAL TOPICS | | | | |
|---|---|---|---|---|
| **GRI STANDARD** | **DISCLOSURE** | **PAGE/URL** | **OMISSION** | **SDG** |
| **INDIRECT ECONOMIC IMPACTS** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 90 | | |
| | 103-3 Evaluation of the management approach | 90 | | |
| GRI 203: Indirect economic impacts 2016 | 203-1 Development and impact of infrastructure investments and services supported | 90 | | 2, 5, 7, 9, 11 |
| | 203-2 Significant indirect economic impacts | 90, 91 | | 1, 2, 3, 8, 10, 17 |
| **PROCUREMENT PRACTICES** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 78 | | |
| | 103-3 Evaluation of the management approach | 78 | | |
| GRI 204: Procurement practices 2016 | 204-1 Proportion of spending on locally-based suppliers at significant locations of operation | 78 | Information not available. | 12 |
| **ANTI-CORRUPTION** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 22 | | |
| | 103-3 Evaluation of the management approach | 22 | | |
| GRI 205: Anti-corruption 2016 | 205-1 Operations assessed for risks related to corruption | 22, 27 | | 16 |
| | 205-2 Communication and training on anti-corruption policies and procedures | 26, 118 | | 16 |
| | 205-3 Confirmed incidents of corruption and actions taken | Operations *Carne Fraca* and *Trapaça* have led to administrative and judicial proceedings. The investigations are still ongoing and are being conducted by the appropriate authorities. Internal investigations are also being conducted by an independent committee, which is advised by independent legal advisors. As a result of the investigations, some BRF employees have been temporarily removed from their duties. BRF is cooperating with the authorities in accordance with applicable legislation. Because information surrounding the investigations is highly sensitive, quantitative information for this indicator is not being disclosed. Toward the end of 2019, BRF engaged a new supplier to manage our whistleblowing channel. Like the previous channel, the new reporting channel allows reports to be made anonymously and in confidence. In addition, the new channel is now available in English, Portuguese, Spanish, Arabic and Turkish. Reports can be made by telephone or via BRF's institutional website (integridade.brf.com or compliance.brf.com). | | 16 |

| MATERIAL TOPICS | | | | |
|---|---|---|---|---|
| **GRI STANDARD** | **DISCLOSURE** | **PAGE/URL** | **OMISSION** | **SDG** |
| **ANTI-COMPETITIVE BEHAVIOR** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 22 | | |
| | 103-3 Evaluation of the management approach | 22 | | |
| GRI 206: Anti-competitive behavior 2016 | 206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices | There were no legal actions for anti-competitive behavior, anti-trust, and monopoly practices to which BRF was a party in financial year 2019. | | 16 |
| **ENERGY** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 97 | | |
| | 103-3 Evaluation of the management approach | 97 | | |
| GRI 302: Energy 2016 | 302-1 Energy consumption within the organization | 98 | | 7, 8, 12, 13 |
| | 302-2 Energy consumption outside of the organization | 98 | | 7, 8, 12, 13 |
| | 302-3 Energy intensity | 99 | | 7, 8, 12, 13 |
| | 302-4 Reduction of energy consumption | There was no reduction in 2019. | | 7, 8, 12, 13 |
| | 302-5 Reductions in energy requirements of products and services | | Information not available. This indicator is not monitored as energy management is currently on a process basis rather than on a product-line basis, and product life cycle management is not in place. | 7, 8, 12, 13 |
| **WATER** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 95 | | |
| | 103-3 Evaluation of the management approach | 95 | | |
| GRI 303: Water 2016 | 303-1 Water withdrawal by source | 95 | | 6, 7 |
| | 303-2 Water sources significantly affected by withdrawal of water | 98 | | 6 |
| | 303-3 Percentage and total volume of water recycled and reused | 95 | | 6, 8, 12 |

| MATERIAL TOPICS | | | | |
|---|---|---|---|---|
| **GRI STANDARD** | **DISCLOSURE** | **PAGE/URL** | **OMISSION** | **SDG** |
| **EMISSIONS** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 96 | | |
| | 103-3 Evaluation of the management approach | 96 | | |
| GRI 305: Emissions 2016 | 305-1 Direct (Scope 1) GHG emissions | 97 | | 3, 12, 13, 14, 15 |
| | 305-2 Indirect (Scope 2) GHG emissions | 97 | | 3, 12, 13, 14, 15 |
| | 305-3 Other indirect (Scope 3) GHG emissions | 97 | | 3, 12, 13, 14, 15 |
| | 305-4 GHG emissions intensity | 97 | | 13, 14, 15 |
| | 305-5 Reduction of GHG emissions | To be determined. | | 13, 14, 15 |
| | 305-6 Emissions of ozone-depleting substances (ODS) | 134 | | 3, 12, 13 |
| | 305-7 Nitrogen oxides ($NO_x$), sulfur oxides ($SO_x$), and other significant air emissions | 134 | | 3, 12, 13, 14, 15 |
| **EFFLUENTS AND WASTE** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 96, 99 | | |
| | 103-3 Evaluation of the management approach | 96, 99 | | |
| GRI 306: Effluents and waste 2016 | 306-1 Water discharge by quality and destination | 94 | | 3, 6, 12, 14 |
| | 306-2 Waste by type and disposal method | 97 | | 3, 6, 12 |
| | 306-3 Significant spills | 93<br>No spills/environmental incidents were required to be reported in the financial statements. Most spills essentially involved animal fat, wastewater treatment effluents and sludge, and solid waste. Our environmental management approach is focused on reducing/mitigating environmental impacts. | | 3, 6, 12, 14, 15 |
| | 306-4 Transportation of hazardous waste | 134 | | 3, 12 |
| | 306-5 Water bodies affected by water discharges and/or runoff | 96 | | 6, 15 |

| MATERIAL TOPICS | | | | |
|---|---|---|---|---|
| GRI STANDARD | DISCLOSURE | PAGE/URL | OMISSION | SDG |
| **ENVIRONMENTAL COMPLIANCE** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 94 | | |
| | 103-3 Evaluation of the management approach | 94 | | |
| GRI 307: Environmental compliance 2016 | 307-1 Non-compliance with environmental laws and regulations | In 2019 BRF paid R$ 571,451.29 in significant fines. Fines that are still appealable amount to R$ 1,173,598.25. The two together amount to R$ 1,745,049.54 in significant fines. We incurred 24 non-monetary sanctions for noncompliance with environmental laws and regulations. In 2018, BRF paid R$ 1,496,780.57 in significant fines for noncompliance with environmental laws and regulations. In 2017, a total of R$ 1,188,391.93 was paid involving two fines. | | 12, 13, 14, 15, 16 |
| **SUPPLIER ENVIRONMENTAL ASSESSMENT** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 78 | | |
| | 103-3 Evaluation of the management approach | 78 | | |
| GRI 308: Supplier environmental assessment 2016 | 308-1 New suppliers that were screened using environmental criteria | 78, 84 | | |
| | 308-2 Negative environmental impacts in the supply chain and actions taken | 84 | | |
| **EMPLOYMENT** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 70 | | |
| | 103-3 Evaluation of the management approach | 73 | | |

| MATERIAL TOPICS | | | | |
|---|---|---|---|---|
| **GRI STANDARD** | **DISCLOSURE** | **PAGE/URL** | **OMISSION** | **SDG** |
| GRI 401: Employment 2016 | 401-1 New employee hires and employee turnover | 70 | | 5, 8 |
| | 401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees | 73 | | 8 |
| | 401-3 Parental leave | BRF complies with local regulations on parental leave and does not discourage or otherwise prevent employees from taking leave. Our ***Novo Ser*** program provides high-quality prenatal care to pregnant employees, including a full battery of tests and consultations without co-payments (for both employees and dependents). In 2018 BRF subscribed to ***Empresa Cidadã***, an initiative that lengthens the period of parental leave. | | 5, 8 |
| **OCCUPATIONAL HEALTH AND SAFETY** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 76 | | |
| | 103-3 Evaluation of the management approach | 76 | | |
| GRI 403: Occupational health and safety 2016 | 403-1 Workers representation in formal joint management–worker health and safety committees | 76 | | 8 |
| | 403-2 Types of injury and rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities | 77 | | 3, 8 |
| | 403-3 Workers with high incidence or high risk of diseases related to their occupation | 76 | | 3, 8 |
| | 403-4 Health and safety topics covered in formal agreements with trade unions | 77 | | 8 |
| **TRAINING AND EDUCATION** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 25, 75 | | |
| | 103-3 Evaluation of the management approach | 25, 75 | | |

| MATERIAL TOPICS | | | | |
|---|---|---|---|---|
| **GRI STANDARD** | **DISCLOSURE** | **PAGE/URL** | **OMISSION** | **SDG** |
| **TRAINING AND EDUCATION** | | | | |
| GRI 404: Training and education 2016 | 404-1 Average hours of training per year per employee | 25, 75 | | 4, 5, 8 |
| | 404-2 Programs for upgrading employee skills and transition assistance programs | 25, 75 | | 8 |
| | 404-3 Percentage of employees receiving regular performance and career development reviews | 25, 75 | | 5, 8 |
| **DIVERSITY AND EQUAL OPPORTUNITY** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 74 | | |
| | 103-3 Evaluation of the management approach | 74 | | |
| GRI 405: Diversity and equal opportunity 2016 | 405-1 Diversity of governance bodies and employees | 119, 125 | | 5, 8 |
| | 405-2 Ratio of basic salary and remuneration of women to men | 123 | | 5, 8, 10 |
| **CHILD LABOR** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 78 | | |
| | 103-3 Evaluation of the management approach | 78 | | |
| GRI 408: Child labor (2016) | 408-1 Operations and suppliers at significant risk for incidents of child labor | 78 | | 8, 16 |
| **FORCED OR COMPULSORY LABOR** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | | | |
| | 103-3 Evaluation of the management approach | 78 | | |
| GRI 409: Forced or compulsory labor 2016 | 409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor | 78 | | 8 |

| MATERIAL TOPICS | | | | |
|---|---|---|---|---|
| **GRI STANDARD** | **DISCLOSURE** | **PAGE/URL** | **OMISSION** | **SDG** |
| **LOCAL COMMUNITIES** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 90 | | |
| | 103-3 Evaluation of the management approach | 90 | | |
| GRI 413: Local communities 2016 | 413-1 Operations with local community engagement, impact assessments, and development programs | 90 | | |
| | 413-2 Operations with significant actual and potential negative impacts on local communities | Social and economic conditions in some communities could create added vulnerability, making community members more exposed to the potential impacts from the construction and operation of our facilities. Some of the issues we have identified in the Brazilian municipalities where we have operations include a lack of recreational and cultural facilities, urban sprawl, migrant inflows without adequate infrastructure to accommodate them, and associated risks, such as xenophobia and economic distress. We believe the above-average use of certain resources we share with communities could generate impacts. Examples include impacts on local road infrastructure, exposure to roadside sexual exploitation of children and adolescents as a result of increased truck traffic, competition for water resources and a considerable increase in migrant populations. The BRF Institute takes these aspects into consideration in designing its social programs. | | 1, 2 |
| **SUPPLIER SOCIAL ASSESSMENT** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 78 | | |
| | 103-3 Evaluation of the management approach | 78 | | |
| GRI 414: Supplier social assessment 2016 | 414-1 New suppliers that were screened using social criteria | 78, 84 | | |
| | 414-2 Negative social impacts in the supply chain and actions taken | 84 | | 5, 8, 16 |
| **PUBLIC POLICY** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 93 | | |
| | 103-3 Evaluation of the management approach | 93 | | |
| GRI 415: Public policy 2016 | 415-1 Political contributions | BRF makes no political contributions, in accordance with applicable Brazilian laws and regulations (Federal Act 13.165/2015). | | 16 |

| MATERIAL TOPICS | | | | |
|---|---|---|---|---|
| **GRI STANDARD** | **DISCLOSURE** | **PAGE/URL** | **OMISSION** | **SDG** |
| **CUSTOMER HEALTH AND SAFETY** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 22 | | |
| | 103-3 Evaluation of the management approach | 22 | | |
| GRI 416: Customer health and safety 2016 | 416-1 Assessment of the health and safety impacts of product and service categories | 65 | | |
| | 416-2 Incidents of non-compliance concerning the health and safety impacts of products and services | This indicator covers consumer claims relating to product quality. In 2019, 56 cases resulted in fines/penalties compared to 39 cases in 2018 and 98 cases in 2017. We believe this year's figure is within normal seasonal fluctuation and is low given the large volume of products we market. This positive performance reflects a consumer service policy that ensures customer complaints are effectively resolved through our consumer service channel in Brazil. | | 16 |
| Food Processing Sector Supplement - Customer health and safety | FP5 Percentage of production volume manufactured in sites certified by an independent third party according to internationally recognized food safety management system standards | 68 | | 3 |
| | FP6 Percentage of total sales volume of consumer products, by product category, that are lowered in saturated fat, trans fats, sodium and added sugars | 69 | | 2 |
| | FP7 Percentage of total sales volume of consumer products, by product category, that contain increased nutritious ingredients like fiber, vitamins, minerals, phytochemicals or functional food additives | 69 | | 2 |
| **MARKETING AND LABELING** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 67 | | |
| | 103-3 Evaluation of the management approach | 67 | | |
| GRI 417: Marketing and labeling 2016 | 417-1 Requirements for product and service information and labeling | 67 | | 12, 16 |
| | 417-2 Incidents of non-compliance concerning product and service information and labeling | 67 | | 16 |
| | 417-3 Incidents of non-compliance concerning marketing communications | 67 | | |

| MATERIAL TOPICS | | | | |
|---|---|---|---|---|
| **GRI STANDARD** | **DISCLOSURE** | **PAGE/URL** | **OMISSION** | **SDG** |
| **SOCIAL AND ECONOMIC COMPLIANCE** | | | | |
| GRI 103: Management approach 2016 | 103-1 Explanation of the material topic and its Boundary | 46 | | |
| | 103-2 The management approach and its components | 22 | | |
| | 103-3 Evaluation of the management approach | 22 | | |
| GRI 419: Social and economic compliance 2016 | 419-1 Non-compliance with laws and regulations in the social and economic area | 2, 118 | | 16 |
| **OUTSOURCING AND PROCUREMENT** | | | | |
| Food Processing Sector Supplement – Outsourcing and procurement | FP1 Percentage of purchased volume from suppliers compliant with company's sourcing policy | 78, 80 | | |
| | FP2 Percentage of purchased volume which is verified as being in accordance with credible, internationally recognized responsible production standards, broken down by standard | 85 | | 2, 12, 14, 15 |
| **ANIMAL WELFARE** | | | | |
| Food Processing Sector Supplement – Animal welfare | FP10 Policies and practices, by species and breed type, related to physical alterations and the use of anesthetic | 85 | | |
| | FP11 Percentage and total of animals raised and/or processed, by species and breed type, per housing type | 85 | | |
| | FP12 Policies and practices on antibiotic, anti-inflammatory, hormone, and/or growth promotion treatments, by species and breed type | 85, 87 | | 2 |
| | FP13 Total number of incidents of significant non-compliance with laws and regulations, and adherence with voluntary standards related to transportation, handling, and slaughter practices for live terrestrial and aquatic animals | 85<br>Nonconformities were monitored by animal welfare officers at each notified plant, along with our operations, sustainability and legal teams. Action plans were developed to address nonconformities and 100% of defenses were validated by our team of animal welfare experts. As a good practice, opportunities for process improvements were replicated systematically at other units handling the same species that gave rise to the notice. In 2019 there were 12 incidents of non-compliance with laws and regulations, and adherence with voluntary standards related to transportation, handling, and slaughter practices for live terrestrial and aquatic animals (compared to 16 cases in 2018), and the resulting significant fines amounted to R$ 93,186.87. Additional fines of R$ 472,585.51 were imposed that are still appealable. Fines relating to animal welfare are imposed by the Ministry of Agriculture and Food Supply (MAPA). Under applicable regulations, fines range from R$ 6,000 to R$ 15,000 and are decided following adjudication of the case by the MAPA. All fines imposed and their potential monetary value have been taken into account. | | |

## SUSTAINABLE DEVELOPMENT GOALS

1. No poverty
2. Zero hunger
3. Good health and well-being
4. Quality education
5. Gender equality
6. Clean water and sanitation
7. Affordable and clean energy
8. Decent work and economic growth
9. Industry, innovation and infrastructure
10. Reduced inequalities
11. Sustainable cities and communities
12. Responsible consumption and production
13. Climate action
14. Life below water
15. Life on land
16. Peace, justice and strong institutions
17. Partnerships for the goals

# APPENDIXES

## INTEGRITY GRI 205-2

### EMPLOYEES TRAINED ON ANTI-CORRUPTION, BY REGION

| Region | Employees* | 2018 | 2019 |
|---|---|---|---|
| Africa | Total number of employees | 8 | 10 |
| | Total number of employees who have been trained | 8 | 9 |
| | Percentage of employees who have been trained (%) | 100 | 90 |
| Latin America, except Brazil | Total number of employees | 3,829 | 44 |
| | Total number of employees who have been trained | 2,386 | 30 |
| | Percentage of employees who have been trained (%) | 62.31 | 68.18 |
| Brazil | Total number of employees | 80,965 | 81,130 |
| | Total number of employees who have been trained | 80,546 | 81,078 |
| | Percentage of employees who have been trained (%) | 99.48 | 99.93 |
| Asia | Total number of employees | 9,418 | 350 |
| | Total number of employees who have been trained | 9,305 | 331 |
| | Percentage of employees who have been trained (%) | 98.80 | 94.57 |
| Europe | Total number of employees | 456 | 188 |
| | Total number of employees who have been trained | 428 | 174 |
| | Percentage of employees who have been trained (%) | 93.85 | 92.55 |
| Middle East | Total number of employees | 6,932 | 6,107 |
| | Total number of employees who have been trained | 5,866 | 6,023 |
| | Percentage of employees who have been trained (%) | 84.62 | 98.62 |
| Total | Total number of employees | 101,608 | 87,829 |
| | Total number of employees who have been trained | 98,539 | 87,645 |
| | Percentage of employees who have been trained (%) | 96.97 | 99.79 |

* Total number of active employees as of 11/30/2019, excluding terminated employees. See page 25 for content about awareness raising and communications.

### SIGNIFICANT FINES AND NON-MONETARY SANCTIONS FOR NON-COMPLIANCE WITH LAWS AND/OR REGULATIONS IN THE SOCIAL AND ECONOMIC AREA (R$ MILLION)[1]

GRI 419-1

| | 2017 | 2018[2] | 2019[3] |
|---|---|---|---|
| Monetary value of significant fines paid in the period | 745,274.14 | 3,580,940.96 | 1,597,245.50 |
| Monetary value of significant fines imposed in the period, whether or not appealable | 561,079.00 | 776,000.00 | 443,631.00 |
| Total | 1,306,353.14 | 4,356,940.96 | 2,040,876.5 |

1 The information disclosed is for all of Brazil. Our 2018 targets for labor claims were met.
2 In 2018 a number of non-monetary sanctions were also imposed for noncompliance with laws and regulations in the social and economic area, relating to three partial shutdowns pending correction of labor compliance issues.
3 There were no individual cases with significant fines paid in 2019. The amount specified above is the aggregate amount for 189 fines.

## HUMAN CAPITAL:

# OUR TEAM IN DETAIL

GRI 102-8, 401-1, 401-3, 404-1, 405-1

### WORKFORCE BY EMPLOYMENT CONTRACT AND REGION

| Region | 2017 | | | | 2018 | | | | 2019 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Indefinite term | Definite term | Interns and apprentices | Total | Indefinite term | Definite term | Interns and apprentices | Total | Indefinite term | Definite term | Interns and apprentices | Employees outside Brazil | Total |
| Africa | 0 | 10 | 0 | 10 | 0 | 8 | 0 | 8 | n/a | n/a | n/a | 10 | 10 |
| Latin America | 0 | 4,065 | 0 | 4,065 | 0 | 3,831 | 0 | 3,831 | n/a | n/a | n/a | 44 | 44 |
| Brazil | 87,434 | 450 | 1,499 | 89,383 | 84,834 | 410 | 1,788 | 87,032 | 85,610 | 527 | 1,891 | – | 88,028 |
| Asia | 0 | 9,367 | 0 | 9,367 | 0 | 9,418 | 0 | 9,418 | n/a | n/a | n/a | 151 | 151 |
| Europe | 0 | 500 | 0 | 500 | 0 | 782 | 0 | 732 | n/a | n/a | n/a | 189 | 189 |
| Middle East | 0 | 2,083 | 0 | 2,083 | 0 | 6,713 | 0 | 6,713 | n/a | n/a | n/a | 6,333 | 6,333 |
| Total | 87,434 | 16,475 | 1,499 | 105,408 | 84,834 | 21,162 | 1,788 | 107,784 | 85,610 | 527 | 1,891 | 6,727 | 94,755 |

* Not categorized by type of contract in non-Brazil markets.

## WORKFORCE BY EMPLOYMENT TYPE

| Employment type | 2017 | | | 2018 | | | 2019 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Men | Women | Total | Men | Women | Total | Men | Women | Total |
| Full time | 61,772 | 40,655 | 102,427 | 65,569 | 39,275 | 104,844 | 52,012 | 32,959 | 84,971 |
| Part time | 838 | 644 | 1,482 | 559 | 593 | 1,152 | 542 | 612 | 1,154 |
| Interns and apprentices | 737 | 762 | 1,499 | 803 | 985 | 1,788 | 872 | 1,031 | 1,903 |
| Employees outside Brazil | n/a | n/a | n/a | n/a | n/a | n/a | 5,954 | 773 | 6,727 |
| Total | 63,347 | 42,061 | 105,408 | 66,931 | 40,853 | 107,784 | 59,380 | 35,375 | 94,755 |

* Not categorized by type of contract in non-Brazil markets.

## WORKFORCE BY CATEGORY[1]

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Executives | 72 | 71 | 75 |
| Managers | 598 | 678 | 597 |
| Supervisors and coordinators | 2,903 | 2,360 | 2,708 |
| Administrative | 17,616 | 10,402 | 8,368 |
| Operational | 87,045 | 92,485 | 81,094 |
| Interns and apprentices | 1,499 | 1,788 | 1,913 |
| Total | 109,733 | 107,784 | 94,755 |

1 Includes Operational (73,190) + Sales (7,904) employees = 81,094.

## EMPLOYEES BY AGE GROUP

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| < 30 | 35,541 | 42,672 | 33,092 |
| 30 to 50 | 62,733 | 56,706 | 52,375 |
| > 50 | 11,459 | 8,451 | 9,288 |
| Total | 109,733 | 107,784 | 94,755 |

## MEMBERS OF GOVERNANCE BODIES

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Board of Directors | 9 | 10 | 10 |
| Fiscal Council | 3 | 3 | 3 |
| Executive Board | 7 | 8 | 10 |
| Total | 19 | 21 | 23 |

## EMPLOYEE HIRES BY AGE GROUP

| | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|
| | No. | Rate | No. | Rate | No. | Rate |
| < 30 | 14,723 | 13.97 | 17,977 | 16.68 | 14,928 | 15.75 |
| 30 to 50 | 6,993 | 6.63 | 6,045 | 5.61 | 5,589 | 5.90 |
| > 50 | 211 | 0.20 | 115 | 0.11 | 179 | 0.19 |
| Total | 21,927 | 20.80 | 24,137 | 22.39 | 20,696 | 21.84 |

## EMPLOYEE HIRES BY GENDER

| | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|
| | No. | Rate | No. | Rate | No. | Rate |
| Men | 13,889 | 13.18 | 14,917 | 13.84 | 12,600 | 13.30 |
| Women | 8,038 | 7.63 | 9,220 | 8.55 | 8,096 | 8.54 |
| Total | 21,927 | 20.80 | 24,137 | 22.39 | 20,696 | 21.84 |

## EMPLOYEE HIRES BY REGION

| | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|
| | No. | Rate | No. | Rate | No. | Rate |
| Africa | 5 | 0.00 | 5 | 0.00 | 3 | 0.00 |
| Latin America (except Brazil) | 252 | 0.24 | 438 | 0.41 | 19 | 0.02 |
| Brazil | 21,291 | 20.20 | 19,709 | 18.29 | 19,552 | 20.63 |
| Asia | 105 | 0.10 | 2,804 | 2.60 | 303 | 0.32 |
| Europe | 50 | 0.05 | 134 | 0.12 | 36 | 0.04 |
| Middle East | 224 | 0.21 | 1,047 | 0.97 | 783 | 0.83 |
| Total | 21,927 | 21.08 | 24,137 | 22.39 | 20,696 | 21.84 |

## TURNOVER BY AGE GROUP

| | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|
| | No. | Rate | No. | Rate | No. | Rate |
| < 30 | 10,225 | 9.70 | 15,474 | 14.36 | 11,909 | 12.57 |
| 30 to 50 | 7,926 | 7.52 | 9,428 | 8.75 | 6,754 | 7.13 |
| > 50 | 1,116 | 1.06 | 1,329 | 1.23 | 880 | 0.93 |
| Total | 19,267 | 18.28 | 26,231 | 24.34 | 19,543 | 20.62 |

## TURNOVER BY GENDER

| | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|
| | No. | Rate | No. | Rate | No. | Rate |
| Men | 11,426 | 10.84 | 15,715 | 14.58 | 12,079 | 12.75 |
| Women | 7,841 | 7.44 | 10,516 | 9.76 | 7,464 | 7.88 |
| Total | 19,267 | 18.28 | 26,231 | 24.34 | 19,543 | 20.62 |

## TURNOVER BY REGION[1]

| | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|
| | No. | Rate | No. | Rate | No. | Rate |
| Africa | 10 | 0.01 | 6 | 0.01 | 1 | 0.00 |
| Latin America (except Brazil) | 390 | 0.37 | 629 | 0.58 | 155 | 0.16 |
| Brazil | 18,381 | 17.44 | 22,094 | 20.50 | 17,882 | 18.87 |
| Asia | 55 | 0.05 | 2,744 | 2.55 | 496 | 0.52 |
| Europe | 49 | 0.05 | 87 | 0.08 | 463 | 0.49 |
| Middle East | 382 | 0.36 | 671 | 0.62 | 546 | 0.58 |
| Total | 19,267 | 18.28 | 26,231 | 24.34 | 19,543 | 20.63 |

1 The turnover indicator includes all employees who have been terminated, whether due to redundancy or replacement. The new hires indicator includes all employees who were hired in 2019, especially in Thailand and Argentina.

## TOTAL NUMBER AND RATE OF NEW HIRES*

| | | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|---|
| | | Hires | Rate (%) | Hires | Rate (%) | Hires | Rate (%) |
| by gender | Men | 13,889 | 13.18 | 14,917 | 13.84 | 12,600 | 13.30 |
| | Women | 8,038 | 7.63 | 9,220 | 8.55 | 8,096 | 8.54 |
| | Total | 21,927 | 20.80 | 24,137 | 22.39 | 20,696 | 21.84 |
| by age range: | Under 30 | 14,723 | 13.97 | 17,977 | 16.68 | 14,928 | 15.75 |
| | 30 to 50 | 6,993 | 6.63 | 6,045 | 5.61 | 5,589 | 5.90 |
| | Over 50 | 211 | 0.20 | 115 | 0.11 | 179 | 0.19 |
| | Total | 21,927 | 20.80 | 24,137 | 22.39 | 20,696 | 21.84 |
| by region: | Africa | 5 | 0.00 | 5 | 0.00 | 3 | 0 |
| | Latin America (except Brazil) | 252 | 0.24 | 438 | 0.41 | 19 | 0.2 |
| | Brazil | 21,291 | 20.20 | 19,709 | 18.29 | 19,552 | 20.63 |
| | Asia | 105 | 0.10 | 2,804 | 2.60 | 303 | 0.32 |
| | Europe | 50 | 0.05 | 134 | 0.12 | 36 | 0.04 |
| | Middle East | 224 | 0.21 | 1,047 | 0.97 | 783 | 0.83 |
| | Total | 21,927 | 21.08 | 24,137 | 22.39 | 20,696 | 21.84 |

* The rate is calculated in accordance with GRI guidelines (number of terminations/total workforce) and transformed into a percent rate.

## TOTAL NUMBER AND RATE OF TERMINATIONS*

| | | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|---|
| | | Terminations | Rate (%) | Terminations | Rate (%) | Terminations | Rate (%)** |
| by gender: | Men | 11,426 | 10.84 | 15,715 | 14.58 | 12,079 | 12.75 |
| | Women | 7,841 | 7.44 | 10,516 | 9.76 | 7,464 | 7.88 |
| | Total | 19,267 | 18.28 | 26,231 | 24.34 | 19,543 | 20.62 |
| by age range: | Under 30 | 10,225 | 9.70 | 15,474 | 14.36 | 11,909 | 12.57 |
| | 30 to 50 | 7,926 | 7.52 | 9,428 | 8.75 | 6,754 | 7.13 |
| | Over 50 | 1,116 | 1.06 | 1,329 | 1.23 | 880 | 0.93 |
| | Total | 19,267 | 18.28 | 26,231 | 24.34 | 19,543 | 20.62 |
| by region: | Africa | 10 | 0.01 | 6 | 0.01 | 1 | 0 |
| | Latin America (except Brazil) | 390 | 0.37 | 629 | 0.58 | 155 | 0.16 |
| | Brazil | 18,381 | 17.44 | 22,094 | 20.50 | 17882 | 18.87 |
| | Asia | 55 | 0.05 | 2,744 | 2.55 | 496 | 0.52 |
| | Europe | 49 | 0.05 | 87 | 0.08 | 463 | 0.49 |
| | Middle East | 382 | 0.36 | 671 | 0.62 | 546 | 0.58 |
| | Total | 19,267 | 18.28 | 26,231 | 24.34 | 19,543 | 20.62 |

* The turnover indicator includes all employees who have been terminated, whether due to redundancy or replacement. The new hires indicator includes all employees who were hired in 2019, especially in Thailand and Argentina.

** The rate is calculated in accordance with GRI guidelines (number of terminations/total workforce) and transformed into a percent rate.

## RATIO OF BASIC SALARY AND REMUNERATION OF WOMEN TO MEN BY EMPLOYEE CATEGORY (% – Percent)* GRI 405-2

| Employee category | 2017 | 2018 | 2019 |
|---|---|---|---|
| Executives | 90 | 99 | 114 |
| Managers | 96 | 97 | 101 |
| Supervisors and coordinators | 108 | 97 | 97 |
| Administrative | 89 | 82 | 84 |
| Operational | 85 | 85 | 86 |

*The data refers to employees in Brazil only. Data for foreign markets are managed by each region individually. BRF is working towards compiling and centralizing all information in a single system.

## PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS GRI 404-3

| Employee category | Year | 2019* | | |
|---|---|---|---|---|
| | Employee category | Men | Women | Total |
| Executives | Total number of employees | 62 | 8 | 70 |
| | Number of employees assessed | 62 | 8 | 70 |
| | Percentage | 100% | 100% | 100% |
| Managers | Total number of employees | 478 | 142 | 620 |
| | Number of employees assessed | 478 | 142 | 620 |
| | Percentage | 100% | 100% | 100% |
| Supervisors | Total number of employees | 2,033 | 694 | 2,727 |
| | Number of employees assessed | 2,033 | 694 | 2,727 |
| | Percentage | 100% | 100% | 100% |
| Administrative | Total number of employees | 4,609 | 3,394 | 8,003 |
| | Number of employees assessed | 4,609 | 3,394 | 8,003 |
| | Percentage | 100% | 100% | 100% |
| Operational | Total number of employees | 51,172 | 29,907 | 81,079 |
| | Number of employees assessed | 8,190 | 3,816 | 12,006 |
| | Percentage | 16% | 12.76% | 14.81% |
| Total | Total number of employees | 58,354 | 34,145 | 92,499 |
| | Number of employees assessed | 13,339 | 7,360 | 20,669 |
| | Percentage | 22.86% | 21.56% | 22.38% |

*The figures refer to our workforce as at 9/30/2019, the date on which eligibility to performance reviews is determined; they are therefore not representative of the reporting period for other disclosures (December 2019).

## PARENTAL LEAVE GRI 401-3

| | | 2018 | 2019 |
|---|---|---|---|
| Total employees entitled to parental leave | men | 52,746 | 58,862 |
| | women | 33,767 | 34,871 |
| Total employees who took parental leave during the current year | men | 4,435 | 1,733 |
| | women | 3,239 | 2,042 |
| Total employees who took parental leave during the current year and whose parental leave ends in the current year | men | 2,215 | 1,664 |
| | women | 1,336 | 1,497 |
| | men (in the previous year; end of year) | 0 | 59 |
| | women (in the previous year; end of year) | 554 | 701 |
| Total employees who took parental leave during the current year and whose parental leave ends the following year | men | 2,220 | 66 |
| | women | 1,903 | 545 |
| Total employees expected to return in the current year. | men | 2,215 | 1,723 |
| | women | 1,890 | 2,198 |
| Total employees who returned to work during the reporting period after parental leave ended | men | 2,215 | 1,723 |
| | women | 1,883 | 2,198 |
| Total employees who did NOT return to work during the reporting period after parental leave ended | men | 0 | 0 |
| | women | 7 | 0 |

## PARENTAL LEAVE GRI 401-3

| | | 2018 | 2019 |
|---|---|---|---|
| Total employees who returned to work after parental leave ended in the previous year, and remained employees for more than 12 months ending in the current year | men | 1,528 | 1,733 |
| | women | 1,085 | 1,253 |
| Return rate | men | 100% | 100% |
| | women | 99.6% | 100% |
| Retention rate | men | 78.6% | 78% |
| | women | 62.5% | 67% |

*The information reflects BRF's workforce and different employee categories as at year-end. The method for calculating rates of return and retention have been revised and are shown in the table.

## AVERAGE HOURS OF TRAINING THAT THE ORGANIZATION'S EMPLOYEES HAVE UNDERTAKEN DURING THE REPORTING PERIOD, BY EMPLOYEE CATEGORY (2019) GRI 404-1


EXECUTIVES
10.94
MANAGERS
20.40
SUPERVISORS AND COORDINATORS
37.05
ADMINISTRATIVE
16.79
OPERATIONAL
22.01
INTERNS AND APPRENTICES
18.03
SALES
9.72

### INDIVIDUALS WITHIN THE ORGANIZATION'S GOVERNANCE BODIES, BY GENDER (% – Percentage) GRI 405-1

| | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|
| | Men | Women | Men | Women | Men | Women |
| Board of Directors | 88.9% | 11.1% | 90% | 10% | 90% | 10% |
| Fiscal Council | 100% | 0% | 100% | 0% | 66.67% | 33.33% |
| Executive Board | 100% | 0% | 100% | 0% | 100% | 0% |
| Total | 94.7% | 5.3% | 95.2% | 4.8% | 91.30% | 8.70% |

### EMPLOYEES, BY EMPLOYEE CATEGORY AND GENDER (% – Percentage)

| | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|
| | Men | Women | Men | Women | Men | Women |
| Executives | 0.06% | 0.01% | 0.06% | 0.005% | 0.07% | 0.01% |
| Managers | 0.44% | 0.11% | 0.52% | 0.12% | 0.49% | 0.15% |
| Supervisors and coordinators | 2.14% | 0.61% | 1.79% | 0.43% | 2.15% | 0.77% |
| Administrative | 7.79% | 8.9% | 5.27% | 4.54% | 4.70% | 4.32% |
| Operational | 49.83% | 30.13% | 54.74% | 32.51% | 55.6% | 31.74% |
| Total | 60.3% | 39.7% | 62.4% | 37.6% | 63% | 37% |

### INDIVIDUALS WITHIN THE ORGANIZATION'S GOVERNANCE BODIES, BY AGE GROUP (% – Percentage)

| | 2017 | | | 2018 | | | 2019 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Under 30 | 30 to 50 | Over 50 | Under 30 | 30 to 50 | Over 50 | Under 30 | 30 to 50 | Over 50 |
| Board of Directors | 0% | 33.3% | 66.7% | 0% | 10% | 90% | 0% | 0% | 100% |
| Fiscal Council | 0% | 0% | 100% | 0% | 33.3% | 66.7% | 0% | 33.3% | 66.7% |
| Executive Board | 0% | 57.1% | 42.9% | 0% | 37.5% | 62.5% | 0% | 70% | 30% |
| Total | 0% | 36.8% | 63.2% | 0% | 23.8% | 76.2% | 0% | 34.78% | 65.22% |

### INDIVIDUALS WITHIN THE ORGANIZATION'S GOVERNANCE BODIES, BY AGE GROUP (% – Percentage)*

| | 2017 | | | 2018 | | | 2019 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Under 30 | 30 to 50 | Over 50 | Under 30 | 30 to 50 | Over 50 | Under 30 | 30 to 50 | Over 50 |
| Executives | 0% | 0.05% | 0.01% | 0% | 0.05% | 0.01% | 0% | 0.06% | 0.02% |
| Managers | 0.02% | 0.46% | 0.07% | 0.05% | 0.52% | 0.05% | 0.03% | 0.56% | 0.06% |
| Supervisors and coordinators | 0.26% | 2.15% | 0.27% | 0.30% | 1.73% | 0.19% | 0.32% | 2.37% | 0.23% |
| Administrative | 5.32% | 9.59% | 1.36% | 3.65% | 5.69% | 0.46% | 3.20% | 5.38% | 0.43% |
| Operational | 25.85% | 45.70% | 8.87% | 34.53% | 45.47% | 7.24% | 29.91% | 48.11% | 9.33% |
| Total | 31.5% | 58.0% | 10.6% | 38.5% | 53.5% | 8.0% | 33.46% | 56.47% | 10.07% |

*Excluding interns and apprentices.

**BLACK EMPLOYEES, BY EMPLOYEE CATEGORY AND GENDER (% – Percentage)***

| | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|
| | Men | Women | Men | Women | Men | Women |
| Executives | 0% | 0% | 0.004% | 0% | 0% | 0% |
| Managers | 0% | 0.003% | 0.004% | 0% | 0.004% | 0% |
| Supervisors and Coordinators | 0.02% | 0.01% | 0.02% | 0.006% | 0.034% | 0.008% |
| Administrative | 0.10% | 0.07% | 0.12% | 0.07% | 0.149% | 0.100% |
| Operational | 1.57% | 4.08% | 4.22% | 1.62% | 4.779% | 1.964% |
| Total | 1.70% | 4.16% | 4.37% | 1.70% | 5.30% | 2.24% |

*Excluding interns and apprentices.

**PWDS, BY EMPLOYEE CATEGORY AND GENDER (% – Percentage)***

| | 2017 | | 2018 | | 2019 | |
|---|---|---|---|---|---|---|
| | PWDs, Men | PWDs, Women | PWDs, Men | PWDs, Women | PWDs, Men | PWDs, Women |
| Executives | 0.002% | 0% | 0.002% | 0% | 0.003% | 0% |
| Managers | 0% | 0.005% | 0.008% | 0% | 0.006% | 0% |
| Supervisors and Coordinators | 1.29% | 0% | 0.03% | 0.006% | 0.036% | 0% |
| Administrative | 0.07% | 0.05% | 0.07% | 0.04% | 0.092% | 0.040% |
| Operational | 0.78% | 1.31% | 0.001% | 0.69% | 1.502% | 0.855% |
| Total | 2.15% | 1.36% | 1.33% | 0.74% | 1.638% | 0.899% |

*Excluding interns and apprentices.

# HEALTH AND SAFETY GRI 403-2

## EMPLOYEE HEALTH AND SAFETY INDICATORS BY REGION GRI 403-2

| Region | Rates | 2018 | 2019 |
|---|---|---|---|
| Africa | Lost-time injuries | 0 | 0 |
| | Lost-time injury rate | 0 | 0 |
| | No-lost-time injuries | 0 | 0 |
| | No-lost-time injury rate | 0 | 0 |
| | Days lost rate | 0 | 0 |
| | Occupational disease rate | 0 | 0 |
| | Absenteeism rate | 0 | 0 |
| | Number of fatalities | 0 | 0 |
| Latin America (except Brazil) | Lost-time injuries | 51 | 0 |
| | Lost-time injury rate | 6.45 | 0 |
| | No-lost-time injuries | 791 | 0 |
| | No-lost-time injury rate | 100 | 0 |
| | Days lost rate | 100 | 0 |
| | Occupational disease rate | n/a | 0 |
| | Absenteeism rate | n/a | n/a |
| | Number of fatalities | 0 | 0 |

| Region | Rates | 2018 | 2019 |
|---|---|---|---|
| Brazil | Lost-time injuries | 286 | 209 |
| | Lost-time injury rate | 1.19 | 1.25 |
| | No-lost-time injuries | 4,177 | 4,115 |
| | No-lost-time injury rate | 19.25 | 24.70 |
| | Days lost rate | 113 | 68 |
| | Occupational disease rate | 0.45 | 0.31 |
| | Absenteeism rate | 2.43 | 1.63 |
| | Number of fatalities | 0 | 1 |
| Asia | Lost-time injuries | 5 | 0 |
| | Lost-time injury rate | 0.18 | 0 |
| | No-lost-time injuries | 278 | 9 |
| | No-lost-time injury rate | 10.5 | 33.11 |
| | Days lost rate | 10 | 0 |
| | Occupational disease rate | n/a | 0 |
| | Absenteeism rate | n/a | 0 |
| | Number of fatalities | 0 | 0 |

| Region | Rates | 2018 | 2019 |
|---|---|---|---|
| Europe | Lost-time injuries | 40 | 6 |
| | Lost-time injury rate | 3.72 | 0.561 |
| | No-lost-time injuries | 347 | 453 |
| | No-lost-time injury rate | 32.3 | 42.36 |
| | Days lost rate | 107 | 15.24 |
| | Occupational disease rate | n/a | 0 |
| | Absenteeism rate | n/a | 0 |
| | Number of fatalities | 0 | 0 |
| Middle East | Lost-time injuries | 0 | 0 |
| | Lost-time injury rate | 0 | 0 |
| | No-lost-time injuries | 9 | 9 |
| | No-lost-time injury rate | 5.6 | 5.62 |
| | Days lost rate | 0 | 0 |
| | Occupational disease rate | n/a | 0 |
| | Absenteeism rate | n/a | 0 |
| | Number of fatalities | 0 | 0 |

### WORKER HEALTH AND SAFETY INDICATORS (EXCEPT EMPLOYEES) BY GENDER GRI 403-2

| Employment type | 2018 | | | 2019 | | |
|---|---|---|---|---|---|---|
| | Men | Women | Total | Men | Women | Total |
| Lost-time injuries | 16 | 93 | 109 | n/a | n/a | 68 |
| Lost-time injury rate | n/a | n/a | n/a | n/a | n/a | 2.18 |
| No-lost-time injuries | 0 | 0 | 0 | n/a | n/a | 146 |
| No-lost-time injury rate | n/a | n/a | n/a | n/a | n/a | 4.69 |
| Days lost rate | n/a | n/a | n/a | n/a | n/a | 110 |
| Occupational disease rate | n/a | n/a | n/a | n/a | n/a | 0 |
| Absenteeism rate | n/a | n/a | n/a | n/a | n/a | 0 |
| Number of fatalities | 0 | 0 | 0 | n/a | n/a | 0 |

## WORKER HEALTH AND SAFETY INDICATORS (EXCEPT EMPLOYEES), BY REGION

| Region | Rates | 2017 | 2018[5] | 2019 |
|---|---|---|---|---|
| Africa | Lost-time injuries | n/a | 0 | 0 |
| | Lost-time injury rate | n/a | 0 | 0 |
| | No-lost-time injuries | n/a | 0 | 0 |
| | No-lost-time injury rate | n/a | 0 | 0 |
| | Days lost rate | n/a | 0 | 0 |
| | Occupational disease rate | n/a | 0 | 0 |
| | Absenteeism rate | n/a | 0 | 0 |
| | Number of fatalities | n/a | 0 | 0 |
| Latin America (except Brazil) | Lost-time injuries | 4 | 12 | 0 |
| | Lost-time injury rate | n/a | n/a | 0 |
| | No-lost-time injuries | 4 | 0 | 0 |
| | No-lost-time injury rate | n/a | n/a | 0 |
| | Days lost rate | 165 | n/a | 0 |
| | Occupational disease rate | 0 | n/a | 0 |
| | Absenteeism rate | n/a | n/a | 0 |
| | Number of fatalities | n/a | 0 | 0 |

| Region | Rates | 2017 | 2018[5] | 2019 |
|---|---|---|---|---|
| Brazil | Lost-time injuries | 51 | 76 | 68 |
| | Lost-time injury rate | 1.33 | n/a | 2.18 |
| | No-lost-time injuries | 125 | 0 | 146 |
| | No-lost-time injury rate | 3.25 | n/a | 4.68 |
| | Days lost rate | 845 | n/a | 110 |
| | Occupational disease rate | 0 | n/a | 0 |
| | Absenteeism rate | n/a | n/a | 0 |
| | Number of fatalities | 2 | 0 | 0 |
| Asia | Lost-time injuries | 1 | 0 | 0 |
| | Lost-time injury rate | 36.57 | n/a | 0 |
| | No-lost-time injuries | 0 | 0 | 0 |
| | No-lost-time injury rate | 0 | n/a | 0 |
| | Days lost rate | 57 | n/a | 0 |
| | Occupational disease rate | 0 | n/a | 0 |
| | Absenteeism rate | n/a | n/a | 0 |
| | Number of fatalities | 0 | 0 | 0 |

| Region | Rates | 2017 | 2018[5] | 2019 |
|---|---|---|---|---|
| Europe | Lost-time injuries | n/a | 21 | 0 |
| | Lost-time injury rate | n/a | n/a | 0 |
| | No-lost-time injuries | n/a | 0 | 102 |
| | No-lost-time injury rate | n/a | n/a | 166.60 |
| | Days lost rate | n/a | n/a | 0 |
| | Occupational disease rate | n/a | n/a | 0 |
| | Absenteeism rate | n/a | n/a | 0 |
| | Number of fatalities | n/a | 0 | 0 |
| Middle East | Lost-time injuries | 0 | 0 | 0 |
| | Lost-time injury rate | 0 | n/a | 0 |
| | No-lost-time injuries | 2 | 0 | 1 |
| | No-lost-time injury rate | 14.78 | n/a | 5.95 |
| | Days lost rate | 0 | n/a | 0 |
| | Occupational disease rate | 0 | n/a | 0 |
| | Absenteeism rate | n/a | n/a | 0 |
| | Number of fatalities | 0 | 0 | 0 |

Note 1: The calculation method is based on Brazilian standard NBR 14280 and indicators are managed in accordance with Corporate Standard NC 20.1.003 Investigating Accidents, Incidents and Deviations. The no-lost-time injury rate covers the categories established under OSHA regulations: First Aid Cases, Restricted Work and Doctor's Cases. Deaths are included in injury rates. Days lost begin counting the day after the injury.

Note 2: The higher rates in international markets reflect the adoption of OSHA requirements. BRF has prepared guidance for use in training at all departments, to ensure that health and safety indicators are standardized across our operations.

Note 3: In 2019 we began keeping records of MHW ( workers other than employees), which enabled us to determine injury rates and identify operations with high rates.

# NUTRITION, QUALITY AND HEALTH ATTRIBUTES

| PERCENTAGE OF PRODUCTION VOLUME MANUFACTURED IN SITES CERTIFIED BY AN INDEPENDENT THIRD PARTY ACCORDING TO INTERNATIONALLY RECOGNIZED FOOD SAFETY MANAGEMENT SYSTEM STANDARDS GRI FP5 | 2019 |
|---|---|
| Total food production (metric tons) | 5,234,684,000 |
| Production volume manufactured in sites certified by an independent third party according to internationally recognized food safety management system standards (metric tons) | 1,571,719,000 |
| Percentage | 30.2% |

**PERCENTAGE OF TOTAL SALES VOLUME OF CONSUMER PRODUCTS, BY PRODUCT CATEGORY, THAT CONTAIN INCREASED NUTRITIOUS INGREDIENTS LIKE FIBER, VITAMINS, MINERALS, PHYTOCHEMICALS OR FUNCTIONAL FOOD ADDITIVES (%)* GRI FP7**

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Hot dogs | 4.07 | 0.02 | 0 |
| Breaded meat products | 0.5 | 0.04 | 0 |
| Sausages | 1.04 | 0.76 | 0 |
| Margarines | 3.47 | 3.44 | 1.59 |

* A number of our new SKUs in the margarine category contain added vitamins. These items are sold under our newly launched Qualy Vita brand as part of project MI3737A. These 4 new SKUs accounted for 1.60% of our margarine sales from January to December 2019.

* The percentage is for the product category and not for BRF overall.

# ANIMAL WELFARE GRI FP11

### PERCENTAGE AND TOTAL OF ANIMALS RAISED AND/OR PROCESSED, BY SPECIES AND BREED TYPE, PER HOUSING TYPE

| Housing type* | 2017 | 2018 | 2019 | 2017 | 2018 | 2019 | 2017 | 2018 | 2019 |
|---|---|---|---|---|---|---|---|---|---|
| | Turkeys (%) | | | Pigs (%) | | | Chickens (%) | | |
| Negative pressure | 40 | 7 | 3.28 | 0 | 0 | 0 | 31 | 30 | 30.35 |
| Positive pressure | 60 | 93 | 96.72 | 0 | 0 | 0 | 34 | 33 | 31.20 |
| Dark house | 0 | 0 | 0 | 0 | 0 | 0 | 35 | 37 | 38.45 |
| Collective gestation | 0 | 0 | 0 | 27 | 31 | >35 | 0 | 0 | 0 |
| Individual gestation | 0 | 0 | 0 | 73 | 69 | 65 | 0 | 0 | 0 |

* Housing types:
- Negative pressure: poultry housing with yellow or blue curtains, with or without inlet air cooling and with misters, or poultry housing with black/silver curtains and with misters. This system provides for greater temperature and humidity control, providing birds with increased comfort during their time at the facility.
- Positive pressure: poultry housing with open curtains to mimic natural conditions to the extent possible. During animals' first days of life, equipment is used to heat the facility to provide chicks with thermal comfort. In warm weather, fans and misters are used to improve ambient conditions. This housing type provides an environment closely approximating the animals' natural habitat.
- *Dark house*: Poultry housing with black/silver curtains and cooling and misting systems. The curtains are kept closed; air enters from one end of the facility and is forced out at the other. In these systems, farmers maintain optimal lighting conditions for the different stages in the animals' life cycles. This system provides better control of temperature and ventilation, providing birds with optimal thermal comfort.
- Collective gestation: during gestation, parent breeder hogs are kept in collective stalls (in groups) and are free to move around and express their natural behavior.
- Individual gestation: parent breeder hogs are kept in individual stalls during gestation. While this creates space constraints, it facilitates individual control of gestation and helps to avoid friction between animals.
- Calculated based on the parent breeder hog inventory in 2018.

# ENVIRONMENT – ENERGY GRI 302-1

### FUEL COMBUSTION – NONRENEWABLE (GJ – Gigajoules)[1]

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| BPF | 76,513.32 | 16,555.46 | 15,726.91 |
| Diesel fuel | 68,120.95 | 101,749.54 | 91,411.57 |
| Natural gas | 881,504.50 | 533,669.81 | 689,270.16 |
| Gasoline | 852.21 | 120,879.16 | 117,823.33 |
| LPG | 513,963.70 | 431,796.60 | 383,501.15 |
| Oil shale | 92,873.61 | 80,246.23 | 80,343.66 |
| Total | 1,633,828.29 | 1,284,896.81 | 1,378,076.78 |

* Turkey's energy mix includes other sources that are not visible in the composition. As a result, the total was increased by 7,070.6 GJ.
* The data is for Brazil, Abu Dhabi and Turkey. Our data collection methodology conforms to our Corporate Standard on Energy Excellence. The data is for Brazil and Turkey.
* The Brazilian Energy Balance 2019 (BEN2019) was used in classifying our electricity sources.

### FUEL COMBUSTION – RENEWABLE (GJ – Gigajoules)[1]

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Sugarcane ethanol | 5.73 | 195,902.99 | 192,958.92 |
| Biodiesel | 0.00 | 5,196.09 | 4,370.52 |
| Vegetable or animal oil | 195,083.91 | 48,927.57 | 71,655.28 |
| Palm kernel shells | 16,705.00 | n/a[1] | – |
| Biomass (reforestation wood) | 22,445,697.90 | 18,437,766.29 | 20,475,673.50 |
| Total | 22,657,492.54 | 18,687,792.94 | 20,744,658.22 |

1 Not applicable as it refers to consumption in Thailand.
* The Brazilian Energy Balance 2019 (BEN2019) was used in classifying our electricity sources.

### ELECTRICITY CONSUMPTION FROM RENEWABLE SOURCES (GJ – Gigajoules)[1]

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Hydroelectric | 7,404,013.34 | 7,125,345.41 | 5,555,280.99 |
| Biomass | 154,994.21 | 132,132.50 | 686,512.64 |
| Wind | 79,580.48 | 70,475.61 | 643,769.11 |
| Photovoltaics | 6,681.31 | 15,582.23 | 56,091.26 |
| Geothermal | 11,848.73 | 8,453.08 | 12,477.52 |
| Total | 7,657,118.07 | 7,351,988.83 | 6,954,131.53 |

* The Brazilian Energy Balance 2019 (BEN2019) was used in classifying our electricity sources.

### ELECTRICITY CONSUMPTION FROM NONRENEWABLE SOURCES (GJ – Gigajoules)[1]

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Natural gas | 513,693.72 | 150,617.58 | 349,984.09 |
| Oil | 146,618.04 | 122,585.03 | 37,701.40 |
| Nuclear | 4,093.76 | 2,054.96 | 49,607.11 |
| Coal | 229,411.27 | 163,577.19 | 211,503.08 |
| Other sources | – | – | 7,070.60 |
| Total | 893,816.79 | 438,834.77 | 655,866.28 |

* The Brazilian Energy Balance 2019 (BEN2019) was used in classifying our electricity sources.

**NOTE: ALL ENERGY DATA ARE FOR OUR OPERATIONS IN BRAZIL, ABU DHABI AND TURKEY.**

### TOTAL ENERGY CONSUMPTION (GJ – Gigajoules)[1]

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Nonrenewable fuels | 1,633,828.29 | 1,284,896.81 | 1,378,076.78 |
| Renewable fuels | 22,657,492.54 | 18,687,792.94 | 20,744,658.22 |
| Electricity consumption from non-renewable sources | 893,816.79 | 438,834.77 | 655,866.28 |
| Electricity consumption from renewable sources | 7,657,118.07 | 7,351,988.83 | 6,954,131.53 |
| Total | 32,842,255.69 | 27,763,513.34 | 29,732,732.80 |

1 Our data collection methodology conforms to our Corporate Standard on Energy Excellence. Energy data covers our operations in Brazil, Turkey and Abu Dhabi. Total energy consumption includes fuel combustion to generate steam and heat in our operations; purchased electricity; and fuel combustion by light fleet vehicles, including sales force and extension technician vehicles and forestry vehicles (consolidated in 2018).
* BRF does not export electricity
* Co-generation data for 2019 includes Biomass only, unlike previous years.
* The Brazilian Energy Balance 2019 (BEN2019) was used in classifying our electricity sources.

# ENVIRONMENT – EMISSIONS

### EMISSIONS OF OZONE-DEPLETING SUBSTANCES (ODS) (t – Metric Tons) GRI 305-6

| | 2017[1] | 2018 | 2019 |
|---|---|---|---|
| CFC | 0 | 0 | 0 |
| HCFC | 1,004.04 | 1,720.47 | 862.80 |
| Total | 1,004.04 | 1,720.47 | 862.80 |

### SIGNIFICANT AIR EMISSIONS (t – Metric Tons) [1,2] GRI 305-7

| | 2017[3] | 2018 | 2019 |
|---|---|---|---|
| $NO_x$ | i.n.d. | 1,325.02 | 1,345.26 |
| $SO_x$ | i.n.d. | 140.94 | 262.61 |
| Persistent Organic Pollutants (POP) | i.n.d. | 0.00 | 0.00 |
| Volatile Organic Compounds (VOCs) | i.n.d. | 0.00 | 0.00 |
| Hazardous Air Pollutants (HAP) | i.n.d. | 0.00 | 0.00 |
| Particulate Matter (PM) | i.n.d. | 2,208.70 | 3,006.79 |
| CO | i.n.d. | 9,697.63 | 9,373.47 |
| HC | i.n.d. | 0.00 | 0.00 |

[1] The data cover emissions in Brazil, Kizad and Turkey.
[2] Data were compiled in accordance with the following standards: Sampling: NBR 10700 - Planning sampling in stationary-source ducts and stacks; NBR 10701- Determination of sampling points in stationary-source ducts and stacks; NBR 12020 - Gas emissions in stationary-source ducts and stacks - Calibration of sampling equipment. Flow Rate and Moisture: NBR 11967- Gas emissions in stationary-source ducts and stacks – Moisture determination; NBR 10702 – Gas emissions in stationary-source ducts and stacks - Determination of molecular weight, dry basis; NBR 11966 - Gas emissions in stationary-source ducts and stacks - Determination of velocity and flow rate.
[3] Information on significant air emissions is not available for year 2017.

# ENVIRONMENT – WASTE

### HAZARDOUS WASTE TRANSPORTED AND TREATED (t – Metric Tons) GRI 306-4

| | 2017 | 2018 | 2019 |
|---|---|---|---|
| Transported | 1,840.40 | 4,353.13 | 1,096.88 |
| Imported | 0 | 0 | 0 |
| Exported | 0 | 0 | 0 |
| Treated | 0 | 0 | 0 |
| Total | 1,840.40 | 4,353.13 | 1,096.88 |

# ASSURANCE LETTER

KPMG

KPMG Assurance Services Ltda.
Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

## Limited assurance report issued by independent auditors

To the Board of Directors, Shareholders and Stakeholders
**BRF S.A.**
São Paulo - SP

**Introduction**
We have been engaged by BRF S.A. ("BRF" or "Company") to apply limited assurance procedures on the sustainability information disclosed in BRF's Integrated Report 2019, related to the year ended December 31st, 2019.

**Responsibilities of BRF's Management**
The Management of BRF is responsible for adequately preparing and presenting the sustainability information in the Integrated Report 2019 in accordance with the Standards for Sustainability Report of Global Reporting Initiative – GRI, and the "GRI Food Processing Sector Supplement", as well as the internal controls determined necessary to ensure this information is free from material misstatement, resulting from fraud or error.

**Independent auditors' responsibility**
Our responsibility is to express a conclusion about the information in the Integrated Report 2019 based on a limited assurance engagement conducted in accordance with Technical Communication (TC) 07/2012, which was prepared based on NBC TO 3000 (Assurance Engagements Other Than Audits and Reviews), both issued by the Brazilian Federal Accounting Council - CFC and equivalent to international standard ISAE 3000, issued by the International Federation of Accountants and applicable to Non-Financial Historical Information. These standards require compliance with ethical requirements, including independence ones, and the engagement is also conducted to provide limited assurance that the information disclosed in the BRF's Integrated Report 2019, taken as a whole, is free from material misstatement.

A limited assurance engagement conducted in accordance with NBC TO 3000 (ISAE 3000) consists mainly of questions and interviews with the Management of BRF and other professionals of the Company involved in the preparation of the information disclosed in the Integrated Report 2019 and use of analytical procedures to obtain evidence that enables us to reach a limited assurance conclusion about the sustainability information taken as a whole. A limited assurance engagement also requires additional procedures when the independent auditor acknowledges issues which may lead them to believe that the information disclosed in the Integrated Report 2019 taken as a whole could present material misstatement.

KPMG

The selected procedures were based on our understanding of the issues related to the compilation, materiality and presentation of the information disclosed in the Integrated Report 2019, on other engagement circumstances and also on our considerations regarding areas and processes associated with material sustainability information disclosed where relevant misstatement could exist. The procedures consisted of:

a. engagement planning: considering the material aspects for BRF's activities, the relevance of the information disclosed, the amount of quantitative and qualitative information and the operational systems and internal controls that served as a basis for preparation of the information in the BRF's Integrated Report 2019. This analysis defined the indicators to be checked in details;

b. understanding and analysis of disclosed information related to material aspects management;

c. analysis of preparation processes of the Integrated Report 2019 and its structure and content, based on the Principles of Content and Quality of the *Standards* for sustainability report of the Global Reporting Initiative - GRI (GRI-Standards);

d. evaluation of non financial indicators selected:

- understanding of the calculation methodolody and procedures for the compilation of indicators through interviews with management responsible for data preparation;
- application of analytical procedures regarding data and interviews for qualitative information and their correlation with indicators disclosed in the Integrated Report 2019;
- analysis of evidence supporting the disclosed information;

e. analisys of whether the performance indicators omission and justification are reasonable to be accepted associated to aspects and topics defined as material in the materiality analisys of the Company;

f. comparison of financial indicators with the financial statements and/or accounting records.

We believe that the information, evidence and results we have obtained are sufficient and appropriate to provide a basis for our limited assurance conclusion.

**Scope and limitations**
The procedures applied to a limited assurance engagement are substantially less extensive than those applied to a reasonable assurance engagement. Therefore, we cannot provide reasonable assurance that we are aware of all the issues that would have been identified in a reasonable assurance engagement, which aims to issue an opinion. If we had conducted a reasonable assurance engagement, we may have identified other issues and possible misstatements within the information presented in the Integrated Report 2019.

KPMG

Nonfinancial data is subject to more inherent limitations than financial data, due to the nature and diversity of the methods used to determine, calculate or estimate these data. Qualitative interpretation of the data's materiality, relevance and accuracy are subject to individual assumptions and judgments. Additionally, we have not examined data related to prior periods, to evaluate the adequacy of policies, practices and sustainability performance, nor future projections.

**Conclusion**
Based on the procedures carried out, described earlier in this report, we have not identified any relevant information that leads us to believe that the information in the Integrated Report 2019 of BRF is not fairly stated in all material aspects in accordance with the *Standards* for Sustainability Report of *Global Reporting Initiative - GRI (GRI- Standards)*, as well as its source records and files.

São Paulo, April 30th, 2020

KPMG Assurance Services Ltda.
CRC 2SP-023228/O-4

Eduardo V. Cipullo
Accountant CRC 1SP135597/O-6

# Credits

**GENERAL PROJECT COORDINATION – BRF**
Executive Manager, Sustainability
Chief Investor Relations Officer

**GRI CONSULTING, EDITORIAL COORDINATION, CONTENT & DESIGN**
Report Sustentabilidade

**TYPEFACE**
Co Headline; Co Text
Noto Sans CJK JP

**PROOFREADING**
Ana Paula Cardoso

brf